Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

by and among

Novartis Pharma AG,

Novartis Finance Corporation,

Bausch + Lomb Ireland Limited

and

Bausch + Lomb Corporation,

solely for the purposes of Article 1 and Section 10.17

Dated as of June 30, 2023

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		2

1.1	Certain Defined Terms	2

1.2	Construction	24

ARTICLE 2 PURCHASE AND SALE; LIABILITIES		25

2.1	Purchase and Sale	25

2.2	Consents to Certain Assignments; Shared Contracts	27

2.3	Liabilities	29

2.4	Consideration	29

2.5	Closing	30

2.6	Withholding	31

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		32

3.1	Representations and Warranties of Seller	32

3.2	Representations and Warranties of Buyer	45

3.3	Exclusivity of Representations	48

ARTICLE 4 PRE-CLOSING COVENANTS		49

4.1	Access and Information	49

4.2	Ordinary Course of Business	51

4.3	Efforts; Regulatory and Other Authorizations; Notices and Consents	54

4.4	Notices	56

4.5	Intercompany Accounts	56

4.6	Resignations	56

ARTICLE 5 ADDITIONAL COVENANTS		56

5.1	Cooperation in Litigation and Investigations	56

5.3	Publicity	58

5.4	Confidentiality	60

5.5	Noncompetition	60

5.6	Non-Solicit	62

5.7	Post-Closing Access and Information	63

5.8	Commercialization	63

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5.9	Regulatory Transfers	66

5.10	Regulatory Responsibilities	66

5.11	Pharmacovigilance; Medical and Other Inquiries; Recalls	66

5.12	Wrong Pockets	67

5.13	Accounts Receivable; Accounts Payable	67

5.14	Certain Tax Matters	68

5.15	Returns; Payment Claims; Price Reporting	71

5.16	Retained Names and Marks	72

5.17	Non-Exclusive IPR; Covenants Not to Sue; Non-Exclusive License	74

5.18	Insurance	75

5.19	Services from Affiliates	75

5.21	R&W Policy	75

5.22	Indemnification	76

5.23	Delivery of Data Site Copy	77

5.22	Financing	77

5.23	Financing Cooperation	79

5.24	Enforcement of Purchased CDAs	83

5.25	Supplemental Disclosure	83

5.26	Media Spending	83

5.27	Amendment and OJL332	84

5.28	Prior Acquisition Assignment Agreement	84

ARTICLE 6 EMPLOYEES		84

6.1	Offers of Employment	84

6.2	Terms of Employment	85

6.3	Assumption of Liabilities and Responsibilities Relating to Transferred Employees	88

6.4	Cooperation	90

6.5	Sales Incentive Program	91

6.6	Third Party Beneficiaries	91

ARTICLE 7 CONDITIONS PRECEDENT		91

7.1	Conditions to Obligations of Buyer and Seller	91

7.2	Conditions to Obligations of Buyer	92

7.3	Conditions to Obligations of Seller	92

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7.4	Frustration of Closing Conditions	93

ARTICLE 8 INDEMNIFICATION		93

8.1	Indemnification	93

8.2	Claim Procedure	94

8.3	Limitations on Indemnification	96

8.4	Survival	97

8.5	Tax Treatment of Indemnification Payments	97

8.6	Exclusive Remedy	98

8.7	Setoff Rights	99

ARTICLE 9 TERMINATION		99

9.1	Termination	99

9.2	Procedure and Effect of Termination	101

ARTICLE 10 MISCELLANEOUS		103

10.1	Governing Law, Jurisdiction, Venue and Service	103

10.2	Notices	104

10.3	No Benefit to Third Parties	106

10.4	Waiver	106

10.5	Expenses	107

10.6	Limitation on Damages	107

10.7	Assignment	107

10.8	Amendment	107

10.9	Severability	107

10.10	Equitable Relief	108

10.11	Bulk Sales Statutes	108

10.12	Fulfillment of Obligations	108

10.13	Counterparts	108

10.14	Entire Agreement	108

10.15	Disclosure Schedules	108

10.17	Parent Guarantee	110

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EXHIBITS

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Form of Commercial Agreement
Exhibit C	Form of Domain Name Assignment Agreement
Exhibit D	Form of Patent Assignment Agreement
Exhibit E	Form of Prior Acquisition Assignment Agreement
Exhibit F	Form of Trademark Assignment Agreement
Exhibit G	Form of Transition Agreement

SCHEDULES

Schedule 1.1(a)	Excluded Contracts
Schedule 1.1(b)	Manufacturing Contracts
Schedule 1.1(c)	Permitted Encumbrances
Schedule 1.1(d)	Prior Acquisition Agreements
Schedule 1.1(e)	Products
Schedule 1.1(f)	Earn-Out Consideration
Schedule 1.1(g)	Material Purchased Contracts
Schedule 1.1(h)	Purchased Domain Names
Schedule 1.1(i)	Purchased Marketing Authorizations
Schedule 1.1(j)	Purchased Patents
Schedule 1.1(k)	Purchased Trademarks
Schedule 1.1(l)	Seller’s Knowledge
Schedule 2.1.1(f)	Product Molds and Tooling
Schedule 2.1.1(j)	Other Purchased Assets
Schedule 2.2.3	Shared Contracts
Schedule 2.5.2(a)(iii)	Purchased Assets Delivery Schedule
Schedule 2.5.2(b)(i)	Seller Bank Accounts
Schedule 4.2.1	Ordinary Course of Business
Schedule 5.8.1	Marketing Authorizations Transfer Plan
Schedule 5.13.8	Allocation Schedule
Schedule 5.15.1	Retained Names and Marks
Schedule 6.1	Business Employees
Schedule 6.1.2	Specified Employees
Schedule 6.2.2	Severance
Schedule 6.5	Sales Incentive Program
Schedule 7.1.2	Other Antitrust and FDI Approvals

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and executed as of June 30, 2023, by and among Novartis Pharma AG, a company incorporated under the laws of Switzerland (“Swiss Seller”), Novartis Finance Corporation, a New York corporation (“US Seller” and, collectively with Swiss Seller, “Seller”), Bausch + Lomb Ireland Limited, a company organized under the laws of the Republic of Ireland (“Buyer”), and, solely for the purposes of Article 1 and Section 10.17, Bausch + Lomb Corporation, a Canadian corporation (“Parent”). Seller, Buyer and, solely with respect to Article 1 and Section 10.17, Parent, are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and certain of its Affiliates are engaged in the Exploitation of the Products in the Territory (collectively, the “Product Business”);

WHEREAS, Seller and its applicable Affiliates collectively own all of the Purchased Assets;

WHEREAS, US Seller owns all of the issued and outstanding shares of capital stock (the “Purchased Shares”) of Kedalion Therapeutics, Inc., a Delaware corporation (the “Purchased Subsidiary”);

WHEREAS, the Parties desire that, at the Closing, Seller and its applicable Affiliates shall sell and assign to Buyer, and Buyer shall purchase and assume from Seller and its applicable Affiliates, the Purchased Assets, the Assumed Liabilities and the Purchased Shares, upon the terms and conditions hereinafter set forth; and

WHEREAS, at the Closing, Seller and Buyer intend to enter into, or cause certain of their respective Affiliates to enter into, the Ancillary Agreements.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used herein, the following terms shall have the following meanings:

“Adverse Event” means, with respect to a Product in the Territory, any untoward medical occurrence in a patient or clinical investigation subject administered such Product and which is not necessarily required to have a causal relationship with the administration of such Product. An Adverse Event can therefore be any unfavorable and unintended sign (including, for example, an abnormal laboratory finding), symptom, or disease temporally associated with the use of a Product, whether or not considered related to such Product.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with,” mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). Notwithstanding the foregoing, for all purposes of this Agreement and the Ancillary Agreements, (i) at and prior to the Closing, the Purchased Subsidiary shall be deemed to be an Affiliate of Seller and shall not be deemed to be an Affiliate of Buyer, (ii) following the Closing, the Purchased Subsidiary shall be deemed to be an Affiliate of Buyer and shall not be deemed to be an Affiliate of Seller, (iii) neither Bausch Health Companies Inc. nor any of its Subsidiaries (with the exception of Parent and Parent’s Subsidiaries) shall be deemed to “control” Buyer and therefore shall not be considered an Affiliate of Buyer at any point in time and (iv) at no point in time following completion of a separation transaction involving Sandoz shall Sandoz be considered an Affiliate of Seller.

“Affiliate Contract” means any Contract between (a) Seller and its Affiliates (other than the Purchased Subsidiary), on the one hand, and (b) the Purchased Subsidiary, on the other hand (but not including the Ancillary Agreements).

“Ancillary Agreements” means the Bill of Sale, the Commercial Agreement, the Domain Name Assignment Agreement, the Patent Assignment Agreement, the Pharmacovigilance Agreement, the Prior Acquisition Assignment Agreements, the Quality Agreement, the Trademark Assignment Agreement and the Transition Agreement.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other United States or non-United States (including state, national, or supranational) antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Transition Period” means (a) with respect to Distribution Product and associated Product Labeling, the period commencing on the Closing Date and ending on the date on which all units of Distribution Product included in the Finished Product or otherwise manufactured during the 12 months following the Closing Date have either expired or been sold by or on behalf of Buyer and its Affiliates, and (b) with respect to the Existing Promotional Stock, the period commencing on the Closing Date and ending on the later of (i) the Marketing Authorization Transfer Date for the applicable country and (ii) the date that is six months following the Closing Date.

“Authorization” means any Consent, Order, license, permit and other similar authorization of or from any Governmental Authority, together with any renewals, extensions, or modifications thereof and additions thereto.

“Authorized Generic” means an unbranded, generic, finished, packaged form version of a Product approved or otherwise authorized for distribution in the Territory under the same applicable Marketing Authorization for the applicable Product.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement to be entered at Closing, substantially in the form attached as Exhibit A.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York or Basel, Switzerland are permitted or obligated by Law to remain closed.

“Business Employee” means each employee of Seller or its Affiliates listed on Schedule 6.1.

“Buyer Marketing Authorizations and Documentation” means any and all (a) Marketing Authorizations for the Products in the Territory; (b) data to the extent related to such Products and the Territory contained in any such Marketing Authorizations; (c) documentation comprising such Marketing Authorizations; and (d) correspondence and reports submitted to or received from Regulatory Authorities in the Territory (including minutes and official contact reports relating to any communications with any Regulatory Authority) and relevant supporting documents submitted to or received from Regulatory Authorities in the Territory with respect thereto, including final versions of advertising and promotion documents, Product Labeling and complaint files, in each case, to the extent owned and maintained by, and in the possession or under the Control of, Buyer or any of its Affiliates, effective as of and following the Closing, including the Purchased Marketing Authorizations and the Purchased Regulatory Documentation.

“Buyer Material Adverse Effect” means any event, fact, condition, occurrence, change or effect that prevents or materially impedes or materially delays the consummation by Buyer and its Affiliates of the Transactions prior to the End Date.

“Buyer Tax Act” means (a) any election made after the Closing by Buyer or any of its Affiliates with respect to the Purchased Subsidiary that is retroactive to a Pre-Closing Tax Period (other than any such election that is recurring in nature and was made by Seller or its Affiliates on Tax Returns with respect to the Purchased Subsidiary prior to the Closing or any election made on a Tax Return that is prepared by Seller and filed by the Purchased Subsidiary in accordance with the procedures set forth in Section 5.13.2(a)), (b) any amendment made after the Closing by Buyer or any of its Affiliates of a Tax Return of the Purchased Subsidiary for a Pre-Closing Tax Period (other than any such amendment made with the consent of Seller) and (c) any retroactive amendment made after the Closing by Buyer or any of its Affiliates to any Contract to which the Purchased Subsidiary is party which amendment affects the terms of such Contract with respect to a period ending before the Closing Date and which could reasonably be expected to affect the prior treatment, characterization or amount of any Tax item for a Pre-Closing Tax Period (other than any such amendment made with the consent of Seller).

“cGMP” means the applicable then-current standards of good manufacturing practice for conducting manufacturing activities for pharmaceutical products (or active pharmaceutical ingredients), medical devices or Combination Products as required by any applicable Governmental Authority in the Territory.

“Closing Consideration” means $1,750,000,000.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986.

“Combination Product” means a product composed of any combination of: a drug and a device; a biological product and a device; a drug and a biological product; a drug, device, and a biological product; or any duplicates of any of the foregoing (i.e., one or more drugs).

“Commercial Agreement” means the Commercial Agreement to be entered at Closing, substantially in the form attached as Exhibit B.

“Compliant” means, with respect to the Required Financial Statements, that (i) the Required Financial Statements do not, taken as a whole, contain any untrue statement of material fact regarding the Product Business, or omit to state any material fact regarding the Product Business necessary to make such Required Financial Statements not materially misleading under the circumstances under which such statements have been made, (ii) the Required Financial Statements comply in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act of 1933, (iii) the Product Business’ independent public accountants have not withdrawn, or have not advised the Seller or its Affiliates in writing that they intend to withdraw, any audit opinion with respect to the audited financial statements contained in the Required Financial Statements and (iv) the Product Business’ independent public accountants have confirmed they are prepared to issue a customary “comfort” letter to the Debt Financing Sources to the extent required as part of the Financing, including as to negative assurances and change period, in order to consummate any offering of securities on any day during the Marketing Period, and have provided a draft “comfort” letter to the Debt Financing Sources.

“Conditions Exhibit” shall mean the Conditions Exhibit to the Debt Commitment Letter.

“Consent” means a consent, approval or authorization.

“Contract” means any written contract, agreement, license, sublicense, instrument, assignment, purchase order, or other legally binding commitment or arrangement.

“Control” (and, with correlative meanings, the terms “Controlled” and “Controlled by”) means, with respect to any Marketing Authorization, regulatory documentation, Purchased Product Records, Intellectual Property Rights or any other relevant property (whether tangible or intangible), the possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Marketing Authorization, regulatory documentation, Purchased Product Records, Intellectual Property Rights or such other relevant property as provided for herein or in any of the Ancillary Agreements without violating the terms of any Contract that exists as of the Closing Date with any Third Party.

“Copyrights” means all copyrights, whether or not registered, all copyright registrations and applications therefor and all extensions, restorations, reversions and renewals thereof and all rights in any copyrightable works.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Response Action” means any good faith actions that Seller or any of its Affiliates determines are necessary or prudent to take in connection with the COVID-19 pandemic, such as actions (a) to suspend or resume operation of all or a portion of its facilities, (b) intended to mitigate the adverse effects of such condition on the business, customers, personnel or other stakeholders of Seller or (c) intended to ensure compliance with any Law.

“Data Requirements” means all applicable Laws, and any of Seller’s and its Affiliates’ Contractual requirements and published rules, policies and procedures, in each case, relating to the privacy, security, collection, usage, storage or processing of data.

“Data Site” means the Project Symphony virtual data site administered by Intralinks for Seller in connection with the Transactions.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Debt Commitment Letter, any debt securities being issued in lieu of any portion of the Financing or any Alternative Financing in connection with the Transactions, and any joinder agreements, credit agreements or indentures (or similar definitive financing documents) relating thereto.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or in connection with this Agreement or any Ancillary Agreement or the Transactions, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement or any Ancillary Agreement.

“Distribution Product” means the product described in clause (a) of the definition of “Products.”

“Distribution Transfer Date” has the meaning set forth in the Transition Agreement.

“Domain Name Assignment Agreement” means the Domain Name Assignment Agreement to be entered into at Closing, substantially in the form attached as Exhibit C.

“Employee Benefit Plan” means any compensation or benefits plan, program, agreement, arrangement or understanding, whether or not written and whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA, including retirement, pension, deferred compensation, medical, dental, disability, life, severance, change-in-control, retention, vacation or other leave, incentive bonus, fringe benefit, equity-based compensation, and stock purchase plans, programs, agreements or arrangements, sponsored, contributed to or maintained by Seller or its Affiliates or any of their respective ERISA Affiliates for the benefit of any Business Employee or in which any Business Employee is eligible to participate.

“Encumbrance” means any mortgage, lien, license, pledge, security interest, or other encumbrance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets” means any and all (a) real property and tangible personal property of Seller or any of its Affiliates (other than the Later Purchased Inventory, the transfer of which shall be set forth in the Transition Agreement); (b) Excluded Intellectual Property; (c) Manufacturing-related assets of Seller or any of its Affiliates (other than to the extent included in the Manufacturing Contracts, Later Purchased Inventory, Purchased Intellectual Property, Purchased Regulatory Documentation or Purchased Product Records); (d) refunds, claims for refunds or rights to receive refunds of any and all Excluded Taxes; (e) insurance policies or practices and insurance Contracts of Seller and its Affiliates (including any captive insurance policies, self-insurance, surety bonds or corporate insurance policies or practices), together with any claim, action or other right Seller or any of its Affiliates may have for insurance coverage under any past or present policies or practices and insurance Contracts; (f) cash, cash equivalents, investments and securities and bank or other deposit or securities accounts; (g) intercompany accounts receivable; (h) rights to causes of action, judgments, claims, counterclaims, rights of recovery and demands related to any Excluded Liabilities or Excluded Assets; (i) shares of capital stock and other equity interests, and all stock record books and ledgers, of Seller or any of its Affiliates (other than the Purchased Subsidiary); (j) certificates of incorporation, by-laws, corporate minutes, corporate resolutions and other similar corporate documents and records of Seller or any of its Affiliates (other than the Purchased Subsidiary); (k) accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates outstanding on the Closing Date; (l) information technology systems and software of Seller or any of its Affiliates and all related license maintenance and service Contracts; (m) Excluded Communications; (n) rights of Seller or any of its Affiliates under this Agreement, the Ancillary Agreements and any other agreements, certificates and instruments otherwise delivered in connection with this Agreement relating to the sale of the Product Business (or any portion thereof) or the Products; (o) Shared Contracts to be retained by Seller and its Affiliates in accordance with Section 2.2.3; (p) rights or assets belonging to the generic business of Sandoz (which is the generic division of Seller and its Affiliates), or any of its successors; (q) Employee Benefit Plans, except as specified in Section 6.2.3; (r) any Excluded Contracts; and (s) other assets, property, rights and interests of Seller and its Affiliates, other than (i) those included in the Purchased Assets, (ii) those assets being assigned pursuant to the Transition Agreement, or (iii) or owned, leased or licensed by the Purchased Subsidiary.

“Excluded Communications” means any and all (a) books, documents, records, files and other items prepared in connection with or relating to the negotiation and consummation of the Transactions, or otherwise prepared in connection with the sale of the Products, including all (i) bids received from Third Parties and analyses relating to the Product Business or the Products and (ii) strategic, financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Purchased Subsidiary, the Products and the Product Business; (b) attorney work product, attorney-client communications and other items protected by established legal privilege, unless such items can be transferred without losing such privilege; (c) all human resources and personnel records and any other employee books and records, in each case, not exclusively related to the Product Business, the Transferred Employees or the Purchased Assets; (d) financial and accounting records not exclusively related to the Products or the Product Business or the Purchased Subsidiary or that form part of the general ledger of Seller or any of its Affiliates; (e) work papers of Seller’s or its Affiliates’ auditors; (f) Tax Returns, Tax records, related workpapers and other similar Tax information related to Taxes paid or payable by Seller or its Affiliates except for (i) Tax Returns, Tax records, related workpapers and other similar Tax information solely related to Taxes of the Purchased Subsidiary and (ii) in the case of any Tax Return related to Taxes of the Purchased Subsidiary not described in clause (i), the portion of such Tax Return exclusively related to Taxes of the Purchased Subsidiary; (g) items to the extent applicable Law prohibits their transfer or where transfer thereof would subject Seller or its Affiliates to any liability; (h) file copies of books, documents, records and files retained by Seller or its Affiliates; and (i) electronic mail or similar electronic communication.

“Excluded Contracts” means (a) except if any such Contract is a Purchased Contract or a Shared Contract, any Contract to which Seller or any of its Affiliates is a party, (b) any Contract between or among Seller or any of its Affiliates on the one hand, and (i) any Third Party wholesaler, Third Party payor, pharmacy benefit manager, managed care organization, Governmental Authority (including any government buyer), group purchasing organization or other Third Party, as applicable, on the other hand, with respect to the Products or the purchase of any Product from Seller or any of its Affiliates, (ii) any Third Party, on the other hand, under which such Third Party provides any marketing, advertising or similar services to Seller or its Affiliates with respect to any Product or the Product Business, and (iii) any Third Party, on the other hand, under which such Third Party provides any patient services on behalf of Seller or its Affiliates, with respect to any Product or the Product Business and (c) those Contracts set forth on Schedule 1.1(a).

“Excluded Intellectual Property” means all Intellectual Property Rights owned or Controlled by or licensed to Seller or any of its Affiliates other than (a) the Purchased Intellectual Property and (b) the rights to Intellectual Property Rights granted to Seller or its Affiliates under the Purchased Contracts or the Shared Contracts to be assigned to Buyer in accordance with Section 2.2.3; for the avoidance of doubt, “Excluded Intellectual Property” includes the Retained Names and Marks.

“Excluded Liabilities” means, without duplication and except to the extent included in the Assumed Liabilities, (a) all Liabilities of Seller or any of its Affiliates for Product Liability Claims arising out of the Manufacture, use, distribution or sale by Seller or any of its Affiliates of any unit of Product in the Territory to the extent that, prior to the Closing, Seller or any of its Affiliates was provided with written notice of such Product Liability Claim or such Product Liability Claim was filed with an applicable Governmental Authority (“Seller Product Liability Claims”); (b) all Liabilities for (i) Taxes in respect of (x) the Purchased Assets, the Assumed Liabilities or the Product Business with respect to any Pre-Closing Tax Period or (y) the Later Purchased Inventory and Manufacturing Contracts for any taxable period (or portion thereof) ending prior to the time of sale, transfer, conveyance, assignment and delivery of such assets pursuant to Section 2.9.1(c), Section 2.9.2(b) and Section 2.9.3 of the Transition Agreement, (ii) Pre-Closing Taxes, (iii) Taxes arising out of, relating to or in respect of the Excluded Assets or the Excluded Liabilities, and (iv) any Taxes of Seller or any of its Affiliates (other than the Purchased Subsidiary) for any taxable period, including any Taxes of Seller or any of its Affiliates for which Buyer or any of its Affiliates is liable as a transferee or successor, by operation of Law, by contract or otherwise as a result of an event, contract or transaction that occurred or was entered into prior to the Closing (clauses (i) through (iv), together, “Excluded Taxes”); (c) all Liabilities in respect of indebtedness for borrowed money owing or guaranteed by Seller or any of its Affiliates with respect to the Product Business or the Purchased Assets; (d) all accounts payable of Seller or any of its Affiliates with respect to the Product Business outstanding on the Closing Date; (e) all Liabilities arising out of Litigation against Seller or any of its Affiliates in respect of the Product Business or the Purchased Assets existing on or prior to the Closing Date; (f) all intercompany debts and obligations of Seller or any of its Affiliates related to the Product Business or the Purchased Assets, (g) (i) all Liabilities set forth in Section 8.1.1(c) and (ii) any “Transaction Payment” triggered by the consummation of the Transactions contemplated by this Agreement; (h) all Liabilities expressly retained by Seller and its Affiliates pursuant to Article 6; provided, however, that Liabilities for Payment Claims shall be allocated between the Parties (or their respective Affiliates) as set forth in the Commercial Agreement and shall not be Excluded Liabilities.

“Existing Promotional Stock” means stocks of promotional materials, including all website content, and such promotion, media and marketing materials within the Purchased Product Records that are either included within the Purchased Assets or delivered (whether directly or indirectly) to Buyer or its Affiliates pursuant to the Transition Agreement.

“Exploit” (and, with correlative meanings, the terms “Exploitation” and “Exploiting”) means to make, have made, import, export, use, have used, Manufacture, have Manufactured, sell, offer for sale, have sold, hold, keep (whether for disposal or otherwise), or otherwise dispose of, including all discovery, research, development, commercialization, registration, modification, improvement, Manufacturing, storage, formulation, transportation and distribution activities related thereto.

“FD&C Act” means the United States Federal Food, Drug, and Cosmetic Act.

“FDA” means the United States Food and Drug Administration.

“Finished Product” means the Finished Product (as defined in the Transition Agreement) sold by Seller or any of its Affiliates and purchased by Buyer or any of its Affiliates pursuant to Section 2.9.2(b) of the Transition Agreement.

“Fraud” means, with respect to any Party, an actual and intentional fraud with respect to the making of representations and warranties contained in Section 3.1 or Section 3.2, as applicable; provided that such actual and intentional fraud of such Party shall be deemed to exist only if (a) as applicable, (i) Buyer had actual knowledge (as opposed to imputed or constructive knowledge) the representations and warranties made by Buyer were breached when made or (ii) to Seller’s Knowledge, the representations and warranties made by Seller were actually breached when made, (b) such representations and warranties were made with the intent to induce another Party to rely thereon and take action or inaction to such other Party’s detriment, (c) such reliance and subsequent action or inaction by such other Party was justifiable and (d) such action or inaction resulted in Losses to such other Party. “Fraud” shall include only common law liability for fraud with respect to the making of the representations and warranties contained in Section 3.1 or Section 3.2, as applicable, and shall exclude constructive or equitable fraud, promissory fraud, unfair dealing and any other fraud-based claim.

“Fundamental Representations” means those representations and warranties of Seller and Buyer, as applicable, contained in Section 3.1.1 (Corporate Status; Purchased Subsidiary), Section 3.1.2 (Authority), Section 3.1.5(a)-(b) (Title to and Sufficiency of Assets and Shares), Section 3.1.18 (No Broker), Section 3.2.1 (Corporate Status), Section 3.2.2 (Authority), Section 3.2.6 (Financial Capacity) and Section 3.2.8 (No Broker).

“Generic” means, with respect to a product, any pharmaceutical product that (a) is distributed by a Third Party under a Marketing Authorization in reliance, in whole or in part, on the prior approval (or on safety or efficacy data submitted in support of the prior approval) of such product, (b) is authorized for sale (i) in the U.S. pursuant to Section 505(j) of the Act (U.S.C. 355(j)), (ii) in the EU pursuant to a provision of Articles 10, 10a or 10b of Parliament and Council Directive 2001/83/EC (including an application under Article 6.1 of Parliament and Council Regulation (EC) No 726/2004 that relies for its content on any such provision) or (iii) in any other country or jurisdiction pursuant to similar Laws, and (c) is substitutable under applicable Law for such product when dispensed without the intervention of a physician or other health care provider with prescribing authority.

“Global Safety Database” means, with respect to each medicinal Product, the database that is the central global repository for all individual case safety reports and other reports of Adverse Events with respect to such Product.

“Governmental Authority” means any supranational, international, national, commonwealth, provincial, territorial, county, municipal, district, federal, state or local body or entity exercising executive, legislative, judicial, regulatory, or administrative governmental functions, including any court (or any arbitrator or other tribunal having competent jurisdiction), administrative agency or commission or other governmental authority, instrumentality, domestic or foreign, or any self-regulated organization or quasi-governmental authority.

“Health Care Laws” means (a) the FD&C Act and any other applicable Laws in the Territory governing or relating to good laboratory practices, good clinical practices, recordkeeping, the development, approval, Manufacture, storage, use, sale or distribution of drugs, medical devices or Combination Products (or components or compounds thereof) and the purchase or prescription of or reimbursement for drugs, medical devices or Combination Products by any Governmental Authority, private health plan or entity, or individual and (b) any Laws in the Territory pertaining to a government sponsored or funded health care program, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property Rights” means all (a) Patent Rights, (b) Trademark Rights, (c) Copyrights, (d) Know-How, (e) domain names and social media identifiers (and accounts therefor), and (f) all other intellectual property rights and industrial rights arising in any jurisdiction of the world.

“Inventory” means the materials or components (including raw materials, intermediates, excipients, active ingredients, bulk drug product and Product Labeling and packaging materials and components), work-in-process, packaging materials, goods in transit and finished goods inventory with respect to the Products owned or held by Seller or its Affiliates.

“Know-How” means any and all trade secrets, confidential data, technical information, technology, processes, techniques, inventions, assays, data, know-how and other proprietary information, including specifications, formulations, methods, techniques, manufacturing processes, chemical or biological manufacturing control data, quality control and testing procedures, clinical data, and customer and supplier lists.

“Later Purchased Inventory” means the Purchased Inventory (as such term is defined in the Transition Agreement) sold by Seller or any of its Affiliates and purchased by Buyer or any of its Affiliates pursuant to Section 2.9.2(b) of the Transition Agreement.

“Law” means any domestic or foreign, federal, state or local statute, law, treaty, ordinance, rule, administrative interpretation, regulation, Order or other requirement having the force and effect of law of any Governmental Authority.

“Liabilities” means any obligations, debts, liabilities, Losses, claims, complaints or commitments of any kind, whether accrued or unaccrued, matured or unmatured, known or unknown, asserted or unasserted, fixed or contingent, determined or determinable, and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“Litigation” means any action, arbitration, mediation, hearing, proceeding, litigation, suit, warning letter, finding of deficiency or non-compliance, notice of violation or request for recall (whether civil, criminal, administrative, investigative or appellate).

“Lookback Date” means June 30, 2021.

“Loss” or “Losses” means any losses, damages, judgments, fines, penalties, awards, Taxes, amounts paid in settlement, charges, and reasonable and documented out-of-pocket costs and expenses incurred in connection therewith (including costs and expenses in connection with investigations, suits and proceedings, expert fees, accounting fees, advisory fees and reasonable and documented legal fees).

“Manufacture” and “Manufacturing” means any and all activities related to the synthesis, production, manufacture, processing, filling, finishing, storing, packaging, labeling, release, testing quality control, quality assurance and shipping and holding (prior to distribution) of a pharmaceutical product or any intermediate thereto, medical device or a Combination Product, including quality assurance and quality control.

“Manufacturing Contracts” means the Contracts set forth on Schedule 1.1(b), as such Schedule may be updated by Seller not less than three Business Days prior to Closing to include Contracts with respect to the Manufacture of the Products that are entered into by Seller or any of its Affiliates after the date of this Agreement (other than those Contracts described in clause (b) and clause (c) of the definition of Excluded Contracts) to the extent Buyer does not object to such updates, in its reasonable discretion.

“Marketing Authorization” means, with respect to a product, any approval, license, price or reimbursement approval, registration (except manufacturing authorizations or establishment registrations), clearance or other authorization of any Governmental Authority in a particular territory necessary to commercially distribute, sell or market such product in such territory, together with any application for regulatory approval, marketing authorization applications, new drug submissions and any comparable applications or submissions and any supplements, modifications or amendments thereto, in each case, whether existing or pending.

“Marketing Authorization Transfer Date” means, with respect to a Product in an applicable country in the Territory, (a) the effective date approved by the applicable Governmental Authority for the Transfer of the applicable Purchased Marketing Authorization(s) with respect to such Product and such country from Seller or its applicable Affiliate to Buyer or its applicable Affiliate, or (b) the date on which such Transfer is otherwise effected in accordance with applicable Law.

“Marketing Period” shall mean the first period of 10 consecutive Business Days commencing on or after the date of which Buyer has received the Required Financial Statements and throughout which (a) such Required Financial Statements are Compliant and (b)(i) no event has occurred and no conditions exist that would cause any of the conditions set forth in Article 7 to fail to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing), assuming the Closing were to be scheduled for any time during such 10 consecutive Business Day period and (ii) the conditions set forth in Article 7 have been satisfied (other than (x) those conditions that by their terms are to be satisfied by actions taken at the Closing but which conditions are then capable of being satisfied and (y) solely from and after December 31, 2023, actual satisfaction of the conditions set forth in Section 7.1.2); provided that (A) if the Marketing Period has not ended on or prior to August 18, 2023, the Marketing Period shall not commence earlier than September 5, 2023, (B) if the Marketing Period has not ended on or prior to December 15, 2023, the Marketing Period shall not commence earlier than January 2, 2024, (C) if the Marketing Period has not ended on or prior to August 16, 2024, the Marketing Period shall not commence earlier than September 3, 2024) and (D) the Marketing Period shall not be required to be consecutive to the extent it would include November 23, 2023, November 24, 2023, January 15, 2024, February 19, 2024, May 27, 2024, June 19, 2024, July 4, 2024 or July 5, 2024 (any such day to be excluded for purposes of, but shall not reset, the Marketing Period).

“Material Adverse Effect” means an event, fact, condition, occurrence, circumstance, change or effect (“Effect”) that, considered either alone or together with all other Effects, is, or would reasonably be expected to be, materially adverse to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole; provided, however, that none of the following, and no Effects resulting from the following, shall be deemed (individually or in combination) to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (a) (i) Seller’s and its Affiliates’ compliance with the terms and conditions of this Agreement or any Ancillary Agreement, (ii) the failure to take any action prohibited pursuant to the terms of this Agreement that Seller or its Affiliates have requested the necessary consent of Buyer to take and to which Buyer did not grant its consent or (iii) any other action by Seller or its Affiliates (A) expressly contemplated by this Agreement or any Ancillary Agreement, (B) which Buyer has expressly requested in writing be taken or (C) to which Buyer has expressly consented in writing; (b) general regulatory, political or economic conditions, including the worsening thereof, or conditions affecting the capital or financial markets generally, including the worsening of any existing conditions; (c) any event, change, occurrence or effect affecting the industry in which the Product Business operates, including increases in operating costs; (d) any change or prospective change in accounting requirements (including IFRS) or applicable Law or the enforcement or interpretation thereof; (e) any hostility, act of war, sabotage, terrorism, military actions, cyber-attacks or other cyber-crimes (including by a nation-state or nation state-sponsored threat actor), or any escalation or worsening of any of the foregoing; (f) any hurricane, flood, tornado, earthquake or other natural disaster or force majeure event; (g) any act or omission of Buyer or any of its Affiliates in violation of this Agreement; (h) any decline in sales or revenue from sales of any Product in the Territory that results from the voluntary resignations of employees or the entry into the market of products competitive with the Products; (i) the failure of the Product Business to achieve any internal or public projections, predictions, forecasts, guidance, estimates, milestones or budgets (financial or otherwise) in and of itself (provided, that the underlying causes of such failure shall not be excluded unless otherwise excluded under any other clauses of this definition); (j) any epidemic or pandemic (including COVID-19) or the worsening of any pandemic (including COVID-19 and any COVID-19 Response Action); (k) the execution of this Agreement or any Ancillary Agreement or the announcement of, or the pendency of, this Agreement or consummation of the Transactions, including (i) the identity of Buyer, (ii) the termination or potential termination of

(or the failure or potential failure to renew or enter into) any Contracts with suppliers or other business partners and (iii) any other negative development (or potential negative development) in the relationships between Seller or any of its Affiliates and any of their suppliers, licensors or other business partners (provided, that this clause (k) shall not apply to any representation set forth in this Agreement to the extent it speaks to the consequences of the execution, announcement, pendency or consummation of the transactions contemplated hereby); (l) any failure of Seller or its Affiliates to obtain approval from any Governmental Authority for the Exploitation of any Product in any geographic area where such Product is not Exploited (as applicable); (m) changes in rebates or discounts in order to maintain any Product’s coverage or formulary positioning or changes or prospective changes in reimbursement or payor rules or policies applicable to products or product candidates of the Product Business or any of its competitors or collaboration partners; (n) any production or supply chain disruption affecting the research, testing, development or manufacture of any Product (provided that Seller and its Affiliates were not the primary cause of such disruption); (o) any events or results arising from any clinical trial with respect to product candidate described in clause (c) of the definition of Products; and (p) any failure to obtain a determination or confirmation of any kind from OIG with respect to the Corporate Integrity Agreement; except, in each of clauses (b) through (f), clause (j) and clause (n), for those conditions that have a disproportionate effect on the Product Business, taken as a whole, relative to other Persons operating in the industry in which the Product Business operates in the Territory (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been a Material Adverse Effect).

“Mold Transition Period” means the period beginning as of Closing and ending on the date that is 30 days following the Distribution Transfer Date for the United States; provided that such period shall be extended (a) for an additional 30 days, at Buyer’s reasonable request approved by Seller, such approval not to be unreasonably withheld, conditioned or delayed and (b) for a second additional 30 days, only if Buyer can reasonably show that it requires such additional time in order to continue the uninterrupted manufacture, supply and distribution of Product or associated packaging, despite making substantial, good faith efforts to replace or alter its applicable Product molds, and to otherwise comply with Section 5.15.1(g), within such earlier time periods.

“Non-Exclusive IPR” means (a) all Intellectual Property Rights that are Controlled by Seller or any of Seller’s Affiliates as of the Closing Date and that as of the Closing Date are used, but not exclusively used, or practiced, but not exclusively practiced, in the Product Business, together with (b) any Patent Rights that are filed after the Closing Date and that are Controlled by Seller or any of Seller’s Affiliates (i) claiming any Know-How included in such Intellectual Property Rights, or (ii) claiming priority to any Patent Right included in such Intellectual Property Rights, but excluding, in all cases, any Trademark Rights, domain names and social media identifiers (and accounts therefor).

“Order” means any judgment, order or decree of any Governmental Authority.

“Patent Assignment Agreement” means the Patent Assignment Agreement to be entered into at Closing, substantially in the form attached as Exhibit D.

“Patent Rights” means all patents and patent applications, including provisionals, non-provisionals, PCT applications, continuations, divisionals, continuations-in-part, substitutions, additions, reissues, reexaminations, utility models, and invention disclosures and certificates of invention, and extensions, restorations and renewals of any of the foregoing.

“Payment Claims” means (a) chargebacks and other credits and reimbursements (and any associated administrative fees, but excluding rebates), to customers (including Governmental Authorities and Third Party payors) with respect to a unit of Product sold in the Territory, (b) rebates, price reductions, patient savings or co-pay card discounts, coverage gap discounts or payments to customers (including Governmental Authorities and Third Party payors), in each case, based on utilization of units of a Product in the Territory or otherwise relating to programs (including coupons and any government (federal or state) drug rebate program) with respect to or applicable to the Product, (c) penalties or rebates payable pursuant to the Medicare Prescription Drug Inflation Rebate Program under the Inflation Reduction Act, (d) the fees described in Section 9008 of the Patient Protection and Affordable Care Act, as amended by Section 1404 of the Health Care and Education Reconciliation Act of 2010 and (e) all other payment obligations, including for Product returns, allocated between Seller and Buyer (or their respective Affiliates) under the Commercial Agreement.

“Permitted Encumbrance” means any (a) Encumbrance for (i) Taxes not yet due and payable or (ii) Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established on relevant financial statements; (b) right, title or interest of a licensor or licensee evident from the face of a license; (c) the rights retained by Seller under Section 2.1.4; (d) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business; (e) Encumbrances arising under original purchase price conditional sales Contracts and equipment leases with Third Parties entered into in the ordinary course of business; (f) any Encumbrance disclosed on Schedule 1.1(c); (g) with respect to a Purchased Marketing Authorization, any restrictions, obligations, limitations, or other Encumbrances contained in such Purchased Marketing Authorization or existing at Law or under the regulatory regime pursuant to which such Purchased Marketing Authorization is granted that do not materially impair the current use of the applicable Product or the Purchased Assets, individually or in the aggregate; and (h) other imperfections of title, licenses or Encumbrances, if any, that do not materially impair the enforceability or value as of the Closing, or the continued use or operation, of the Purchased Assets to which they relate in the conduct of the Product Business as currently conducted.

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or any other legal entity, including a Governmental Authority.

“Personal Data” means any information that identifies, or could reasonably be used to identify, a natural person, or that is otherwise protected under any Data Requirements, including any “protected health information,” “personal data,” “personal information” or “personally identifiable information.”

“Pharmacovigilance Agreement” means the Pharmacovigilance Agreement to be entered into in accordance with Section 5.10.1.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, for any Straddle Tax Period, the portion thereof ending on, and including, the Closing Date.

“Pre-Closing Taxes” means, without duplication, (a) all Taxes imposed on or with respect to the Purchased Subsidiary for any Pre-Closing Tax Period (in the case of any Straddle Tax Period, determined in accordance with Section 5.13.2(d)), (b) all Taxes of any member of an affiliated, combined, consolidated or unitary group of which the Purchased Subsidiary (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar provision of state, local, or non-U.S. Law, (c) any Taxes of any Person for which the Purchased Subsidiary is liable by operation of Law, as a transferee or successor, by contract or otherwise as a result of an event, contract or transaction that occurred or was entered into prior to the Closing and (d) any Taxes imposed on or with respect to the Purchased Subsidiary that will become due and payable in any taxable period beginning after the Closing Date in respect of any amount received or accrued by the Purchased Subsidiary prior to the Closing, other than any such Taxes described in clauses (a) through (d) that arise as a result of a Buyer Tax Act.

“Prior Acquisition Agreements” means the Contracts set forth on Schedule 1.1(d).

“Prior Acquisition Assignment Agreement” means the Assignment and Assumption Agreement with respect to the Takeda Agreement and certain agreements ancillary thereto, substantially in the form attached as Exhibit E.

“Product” means each of (a) the lifitegrast ophthalmic solution product as further described in Schedule 1.1(e)(i), as being sold by or on behalf of Seller or any of its Affiliates as of immediately prior to the Closing under the brand name Xiidra®, (b) an electromechanical device for topical ophthalmic drug delivery that is known by “AcuStream,” as further described in Schedule 1.1(e)(ii) and as being developed by or on behalf of Seller or any of its Affiliates as of immediately prior to the Closing, (c) the product candidate owned by Seller or any of its Affiliates that is known by “SAF312,” as further described in Schedule 1.1(e)(iii) and as being developed by or on behalf of Seller or any of its Affiliates as of immediately prior to the Closing, (d) the product candidate owned by Seller or any of its Affiliates that is known by “OJL332,” as further described in Schedule 1.1(e)(iv) and as being developed by or on behalf of Seller or any of its Affiliates as of immediately prior to the Closing and (e) any and all salt forms, acid forms, line extensions, alternative formulations, reformulations (including multi dose preservative-free formulation) of or with respect to the products and product candidates described in the foregoing clauses (a), (c) or (d), together with any other existing developments therefrom, in each case, as being developed or sold by or on behalf of Seller or any of its Affiliates as of immediately prior to the Closing.

“Product Labeling” means, with respect to a Product in the Territory, (a) the Regulatory Authority-approved or authorized full prescribing information or instructions for use for such Product, including any required patient information and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for a Product in the Territory (but excluding any Intellectual Property Rights therein).

“Product Liability Claim” means any product liability claim asserted by any Third Party with respect to a pharmaceutical or medical device product, including any such claim (a) related to any failure to warn or the Manufacture, design, development or use of, or defect in, such product or any failure of any unit of such product to conform to the applicable specifications therefor (whether premised on the basis of negligence, breach of express or implied warranty or any other legal theory) or (b) that a Third Party was induced to purchase the Product based on false or misleading representations or purchased or used the product for uses other than those indicated in the applicable Product Labeling.

“Product Transfer” has the meaning ascribed thereto in the Takeda Agreement.

“Purchase Price” means the sum of (a) the Closing Consideration and (b) any Earn-Out Consideration to the extent actually paid.

“Purchased Contracts” means (a) the Prior Acquisition Agreements, (b) the Contracts set forth on Schedule 1.1(g), (c) all Contracts to which the Purchased Subsidiary is a party (but, for clarity, only to the extent of the Purchased Subsidiary’s interest therein) and (d) all Contracts to which Seller or any of its Affiliates is a party that are exclusively related to the Product Business (other than the Manufacturing Contracts and those Contracts described in clause (b) and clause (c) of the definition of Excluded Contracts), but, in each case, excluding (i) any amounts due and owed by any Third Party, on the one hand, to Seller or any of its Affiliates, on the other hand, and (ii) any amounts due and owed by Seller or any of its Affiliates, on the one hand, to any Third Party, on the other hand, in each case (i) and (ii) outstanding on the Closing Date with respect thereto.

“Purchased Copyrights” means all Copyrights that are owned by Seller or any of its Affiliates and are exclusively related to, exclusively used in or exclusively held for use, in each case, in the Product Business.

“Purchased Domain Names” means the domain names and social media identifiers (and accounts therefor) listed on Schedule 1.1(h).

“Purchased Intellectual Property” means the Purchased Copyrights, the Purchased Domain Names, the Purchased Know-How, the Purchased Patents and the Purchased Trademarks, and all other Intellectual Property Rights (other than Copyrights, domain names, social media identifiers (and accounts therefor), Know-How, Patent Rights and Trademark Rights) that are owned by Seller or any of its Affiliates and exclusively related to, exclusively used in or exclusively held for use in the Product Business.

“Purchased Inventory” has the meaning ascribed thereto in the Transition Agreement.

“Purchased Know-How” means all Know-How that is owned by Seller or any of its Affiliates and is exclusively related to, exclusively used in or exclusively held for use, in each case, in the Product Business.

“Purchased Marketing Authorizations” means the Marketing Authorizations listed on Schedule 1.1(i).

“Purchased Patents” means the Patent Rights that are owned by Seller or any of its Affiliates and exclusively related to, exclusively used in or exclusively held for use in the Product Business, including the Patent Rights listed on Schedule 1.1(j).

“Purchased Product Records” means, other than Purchased Regulatory Documentation, all (a) books and records with respect to the Manufacture of the Products (but excluding any such books and records that are required by Law to be maintained by the manufacturer of the Product), (b) customer lists with respect to the Products as of the Closing Date, (c) books or records (including all human resources, personnel records and any other employee books and records) exclusively related to the Transferred Employees, (d) promotion, media and marketing materials (including training documents and claim documentation, and all content Controlled or owned by Seller or any of its Affiliates made available through any Purchased Domain Names), and (e) books and records that document Purchased Know-How, in each case ((a)-(e)), that are exclusively related to the Product Business, used by Seller or any of its Affiliates in the Product Business, and owned and maintained by, and in the possession or under the Control of, Seller or any of its Affiliates as of the Closing Date and in the format maintained by Seller or its applicable Affiliates (but excluding any Excluded Communications, and it being further understood and agreed that a transfer of Purchased Product Records under Section 2.1.1(d) does not include an assignment of any Intellectual Property Rights in such Purchased Product Records (but without affecting any implied rights)).

“Purchased Regulatory Documentation” means, (a) with respect to each Product in the Territory, all (i) documentation comprising the Purchased Marketing Authorizations for such Product, (ii) data (including clinical and pre-clinical data) exclusively related to such Product and the Territory contained in any of the Purchased Marketing Authorizations and (iii) correspondence and reports (A) exclusively related to such Product and the Territory, (B) reasonably necessary to Exploit such Product in the Territory as Exploited by Seller and its Affiliates as of Closing Date and (C) submitted to or received from Regulatory Authorities in the Territory (including minutes and official contact reports relating to any communications with any Regulatory Authority) and relevant supporting documents submitted to or received from Regulatory Authorities in the Territory with respect thereto, including final versions of advertising and promotion documents, Product Labeling used as of the Closing Date, copies of complaint files, in each case, to the extent owned and maintained by, and in the possession or under the Control of, Seller or any of its Affiliates and in the format maintained by Seller or its applicable Affiliates (but excluding any Excluded Communications, and it being further understood that a transfer of Purchased Regulatory Documentation under Section 2.1.1(c) does not include an assignment of any Intellectual Property Rights in such Purchased Regulatory Documentation (but without affecting any implied rights)) and (b) the data relating to the Products contained in the Global Safety Database maintained by Seller and its applicable Affiliates.

“Purchased Trademarks” means the Trademark Rights listed on Schedule 1.1(k).

“Quality Agreement” means the Quality Agreement to be entered into in accordance with the Transition Agreement.

“Regulatory Authority” means any Governmental Authority (including notified bodies, institutional review boards or ethics committees) that is concerned with and has jurisdiction over (a) the research, development, testing, safety, efficacy, reliability, Manufacture, investigation, storage, sale, importation, promotion, marketing, advertising, distribution, pricing, use, approval, authorization or licensing of pharmaceutical products, medical device products, biologics or biopharmaceuticals, (b) healthcare programs under which such products are purchased, billed or reimbursed, as applicable, or (c) the protection of personal health information, including the FDA, the United States Centers for Medicare & Medicaid Service, the European Medicines Agency and the Medicines and Healthcare Products Regulatory Agency.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents, attorneys, investment bankers, financial advisors, accountants consultants, advisors and other representatives of such Person.

“Seller’s Knowledge” means the actual knowledge of the individuals listed on Schedule 1.1(l) after due inquiry.

“Seller Labeled Product” means all units of Product with Product Labeling containing any Retained Names and Marks.

“Seller Related Parties” means Seller, its Affiliates and the respective former, current or future general or limited partners, stockholders, other equity holders, members, managers, directors, officers, employees, agents, advisors and the Representatives of each of the foregoing.

“Straddle Tax Period” means any taxable period that begins before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, association or other legal entity of which such Person (either alone, or through or together with any other Subsidiary) (a) owns, indirectly or indirectly, (i) more than 50% of the voting security or interests, the holders of which are generally entitled to vote for the election of directors (or equivalent governing body) of such legal entity, or (ii) such other number of the voting securities or interests that is sufficient to elect at least a majority of the board of directors (or equivalent governing body) of such legal entity; or (b) otherwise controls such legal entity, whether through such Person’s control of the management of such legal entity or otherwise.

“Supply Interruption Event” means a (a) disruption in the supply, or delayed supply, of any material quantities of inventories of Products necessary for Seller and its Affiliates to conduct the Product Business; or (b) stock-out in the distribution network of Seller and its Affiliates.

“Takeda Agreement” means the Contract identified as the Takeda Agreement on Schedule 1.1(c).

“Tax” and “Taxes” means any and all national, federal, state, provincial, cantonal or local taxes, levies, imposts, contributions, duties, or similar charges in the nature of a tax, whether disputed or not, in each case imposed by any Governmental Authority, including income, gains, premium, diverted profits, minimum, base erosion and anti-abuse minimum, gross receipts, employment, franchise, estimated, alternative minimum, add on minimum, production, property, occupancy, sales, use, gross margin, excise, severance, documentary, stamp, occupation, windfall profits, environmental, custom duties, real property, personal property, capital stock, disability, unemployment, payroll, social security, value added, ad valorem, goods and services, transfer, recording, real property gains, registration, recapture, withholding, license, and other tax, together with any interest, penalties and additions to tax or additional amounts with respect thereto.

“Tax Return” means any report, return, declaration, election, claim for refund, information return or other document supplied or required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Authority administering, assessing, imposing, or collecting any Tax or Tax Return.

“Territory” means worldwide.

“Third Party” means any Person other than Seller, Buyer and their respective Affiliates and permitted successors and assigns.

“Trademark Assignment Agreement” means the Trademark Assignment Agreement to be entered into at Closing, substantially in the form attached as Exhibit F.

“Trademark Rights” means any trademark, trade dress, service mark, trade name, brand name, slogan, logo or other designation of origin, whether or not registered, and any registrations and applications for registration thereof, and all renewals thereof, together with all goodwill associated therewith.

“Transaction Payment” has the meaning ascribed thereto in the Takeda Agreement.

“Transactions” means all of the transactions contemplated by this Agreement and each of the Ancillary Agreements.

“Transfer” means, for a Purchased Marketing Authorization in a country in the Territory, as applicable, (a) the assignment of rights relating to such Purchased Marketing Authorization for the Product in such country to Buyer or Buyer’s nominee in accordance with applicable Law; (b) to the extent such Purchased Marketing Authorization cannot be transferred because applicable Law requires the applicable Purchased Marketing Authorization transferee to apply in its own name for a new Marketing Authorization, the issuance of a new Marketing

Authorization for the applicable Product and, where necessary, the withdrawal or termination of such Purchased Marketing Authorization, as applicable, for such Product in such country, each in accordance with applicable Law; or (c) in the event Buyer in accordance with Section 2.1.5 requests the withdrawal or termination of a Purchased Marketing Authorization for a Product for such country or Seller withdraws or terminates a Purchased Marketing Authorization in accordance with Section 5.8.3, the termination, withdrawal, cancelation or lapse of such Purchased Marketing Authorization for the Product for such country in accordance with applicable Law.

“Transfer Taxes” means all sales (including bulk sales), use, VAT, goods and services, transfer (including real property transfer or gains), recording, ad valorem, documentary, registration, filing, conveyance, excise, stamp Taxes and similar Taxes, duties and fees, imposed on any sale, transfer, or assignment of property (or any interest therein) to Buyer effected pursuant to this Agreement.

“Transition Agreement” means the Transition Agreement to be entered into at Closing, substantially in the form attached as Exhibit G.

“VAT” means (a) any Tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or in addition to, such Tax referred to in clause (a) above, or imposed elsewhere.

The terms set forth below shall have the meanings ascribed thereto in the referenced section (or Schedule, if applicable):

Term	Section / Schedule
Agreed Amount	8.2.1
Agreement	Preamble
Allocation	5.13.8
Alternative Arrangement	2.2.1
Alternative Financing	5.22.4
Alternative Financing Commitment Letter	5.22.4
Assignee	Schedule 1.1(f)
Assumed Liabilities	2.3.1
Auditor	Schedule 1.1(f)
BLA	Schedule 1.1(f)
Buyer	Preamble
Buyer Group	5.16.1
Buyer Indemnitees	8.1.1
Buyer Related Parties	9.2.2(c)
Buyer Separate Tax Return	5.13.2(b)
Buyer Severance Benefits	6.2.2
Buyer Tax Contest	5.13.4(c)
Buyer Welfare Benefit Plans	6.2.4
Buyer 401(k) Plan	6.2.3

Claim Notice	8.2.2(a)
Closing	2.5.1
Commercialization	Schedule 1.1(f)
Commercialize	Schedule 1.1(f)
Commercially Reasonable Efforts	Schedule 1.1(f)
Competing Business	5.4.1
Confidentiality Agreement	5.3.1
Continuation Period	6.2.1
Controlling Party	8.2.2(b)
Corporate Event	Schedule 1.1(f)
Corporate Integrity Agreement	4.3.1
Covered Employee	5.5.1
Delayed Commencement Employee	6.1.2
Develop	Schedule 1.1(f)
Debt Commitment Letter	3.2.6(a)
Earn-Out Consideration	Schedule 1.1(f)
Earn-Out Obligor	Schedule 1.1(f)
End Date	9.1.2
Enforceability Exceptions	3.1.2
Existing Promotional Stock	5.15.1(b)
FCPA	3.1.7(b)
Financing	3.2.6(a)
First Commercial Sale	Schedule 1.1(f)
Guaranteed Obligations	10.17
Indemnification Certificate	8.2.1
Indemnified Party	8.2.1
Indemnifying Party	8.2.1
Insolvency Event	Schedule 1.1(f)
Leave Employee	6.1.2
Licensing Transaction	Schedule 1.1(f)
Marketing Authorization Transfer Plan	5.8.1
Material Purchased Contract	3.1.6
Milestone Event	Schedule 1.1(f)
Milestone Payment	Schedule 1.1(f)
Milestone Notice	Schedule 1.1(f)
Milestone 1	Schedule 1.1(f)
Milestone 2	Schedule 1.1(f)
Milestone 3	Schedule 1.1(f)
Milestone 4	Schedule 1.1(f)
Milestone 5	Schedule 1.1(f)
Milestone 6	Schedule 1.1(f)
Mold Transition Date	5.15.1(g)
NDA	Schedule 1.1(f)
Net Sales	Schedule 1.1(f)
Non-Controlling Party	8.2.2(b)
Notice	10.2.1

Objection Notice	8.2.1
OIG	4.3.1
Parent	Preamble
Party(ies)	Preamble
Pre-Closing Period	4.1.1
Product Business	Recitals
Product Business Financial Information	3.1.13
Purchased Assets	2.1.1
Purchased Shares	Recitals
Purchased Subsidiary	Recitals
Purchased Parent Indemnitee	5.19
Quality Standards	5.15.2(a)
R&W Insurer	5.19
R&W Policy	5.19
Registered IP	3.1.10
Regulatory Approval	Schedule 1.1(f)
Released Claims	8.6
Released Party	8.6
Replacement Equity Award	6.3.4
Required Additional Financial Statements	5.23.1
Required Financial Statements	5.23.1
Retained Names and Marks	5.15.1(a)
Reverse Termination Fee	9.2.2(b)
Rolling Year	Schedule 1.1(f)
SAF312	Schedule 1.1(f)
SAF312 Combination Product	Schedule 1.1(f)
SAF312 Product	Schedule 1.1(f)
Sales Incentive Program	6.5
Seller	Preamble
Seller Combined Tax Return	5.13.2(a)
Seller Equity Award	6.3.4
Seller Indemnitees	8.1.2
Seller Separate Tax Return	5.13.2(a)
Seller Tax Contest	5.13.4(b)
Seller Tax Returns	5.13.2(a)
Seller 401(k) Plan	6.2.3
Seller’s Collection Fees and Expenses	9.2.2(c)
Shire Agreement	Schedule 1.1(f)
Specified Employee	6.1.2
Swiss Seller	Preamble
Takeda Parties	5.28
Tax Proceeding	3.1.9(a)
Third Party Claim	8.2.2(a)
Transferred Employee	6.1.1
Update Report	Schedule 1.1(f)
US Seller	Preamble
WARN Act	6.3.8
Willful Breach	9.2.2(a)
Withdrawal Date	5.8.3

1.2 Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement, the Schedules and the Disclosure Schedules are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The terms “including” and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. References to days shall be deemed to refer to calendar days, unless otherwise specified. The contents of the Schedules, Exhibits and Disclosure Schedules form an integral part of this Agreement and shall have as full effect as if they were incorporated in the body of this Agreement and any reference to “this Agreement” shall be deemed to include the Schedules, Exhibits and Disclosure Schedules. Any term used in any Schedule or the Disclosure Schedules, or in any Exhibit but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement, if any. No prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof. Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section, Schedule or Exhibit are references to such Article, Section, Schedule or Exhibit of this Agreement; (b) references in any Section to any clause are references to such clause of such Section unless otherwise specified; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules, regulations or legally binding guidelines issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (h) references to dollars, or to $, are expressed in the currency of the United States.

ARTICLE 2

PURCHASE AND SALE; LIABILITIES

2.1 Purchase and Sale.

2.1.1 Purchase and Sale of Purchased Shares and Purchased Assets. Upon the terms and subject to the conditions of this Agreement, (x) Seller shall, or shall cause its applicable Affiliate to, sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and accept from Seller or its applicable Affiliate, the Purchased Shares and (y) Seller shall, or shall cause its applicable Affiliates to, sell, transfer, convey, assign and, subject to Section 2.5.2(a)(iii) and Section 5.8, deliver to Buyer, and Buyer shall purchase and, subject to Section 2.5.2(a)(iii) and Section 5.8, accept from Seller or its applicable Affiliates, all of Seller’s or its applicable Affiliate’s rights, title and interests in, to and under (A) effective as of the Closing, the following assets (clauses (a) through (j)), in each case as they exist at the time of the Closing, and (B) effective as of the time of sale, transfer, conveyance, assignment and delivery of such assets pursuant to Section 2.9.1(c), Section 2.9.2(b) and Section 2.9.3 of the Transition Agreement, the Later Purchased Inventory and Manufacturing Contracts, in each case as they exist at such time (collectively, the “Purchased Assets”):

(a) all (i) Purchased Contracts and (ii) Shared Contracts to be assigned to Buyer in accordance with Section 2.2.3;

(b) all Purchased Marketing Authorizations;

(c) all Purchased Regulatory Documentation;

(d) all Purchased Product Records;

(e) all Purchased Intellectual Property, including all (i) royalties, fees, income, payments and other proceeds due and payable on or after the Closing to Seller with respect to such Purchased Intellectual Property and (ii) claims and causes of action against any Third Party with respect to such Purchased Intellectual Property, whether accruing before, on or after the Closing Date, including all rights to and claims for damages, restitution and injunctive and other legal or equitable relief for past, present or future infringement, misappropriation or other violation thereof;

(f) the Product molds and related tooling equipment described on Schedule 2.1.1(f) (it being understood that no right, title or interest in any Trademark Rights embossed or displayed thereon are transferred, conveyed or assigned pursuant to this Section 2.1.1(f));

(g) all claims, causes of actions, defenses, and rights of set-off against Third Parties to the extent relating to, arising out of or in connection with the Product Business, the Purchased Subsidiary, the Purchased Assets or the Assumed Liabilities;

(h) all rights under all confidentiality agreements with prospective purchasers of the Product Business or any material portion thereof, including Seller’s or its Affiliates’ rights under such agreements to confidential treatment and limited use of information with respect to the Product Business and with respect to solicitation and hiring of Business Employees (such confidentiality agreements, the “Purchased CDAs”) (except that Buyer shall, to the extent it is not prohibited from doing so, assign to Seller at the Closing Buyer’s rights under the Purchased CDAs to confidential treatment and limited use of information other than with respect to information to the extent relating to the Purchased Assets, the Assumed Liabilities, the Product Business or the Purchased Subsidiary); provided, however, that, notwithstanding such assignment of such Purchased CDAs to Buyer pursuant to this Section 2.1.1(h), Seller and its Affiliates shall retain all rights, title and interests in, to and under any and all information addressed thereunder other than to the extent relating to the Purchased Assets, the

Assumed Liabilities, the Product Business or the Purchased Subsidiary and, as between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, all such information shall remain the information of Seller and its Affiliates and subject to the Confidentiality Agreement in accordance with Section 5.3;

(i) all inventories of samples of Product that are owned by Seller or any of its Affiliates and in the possession of any Transferred Employee; and

(j) all other assets, properties and rights of a type not expressly covered in this Section 2.1.1 that are exclusively related to, exclusively used in or exclusively held for use in the Product Business and, without duplication, those assets, properties and rights listed on Schedule 2.1.1(j).

2.1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement (including Section 2.1), neither Buyer nor any of its Affiliates shall acquire, pursuant to this Agreement or any Ancillary Agreement, the Excluded Assets, and the Purchased Assets shall not include, and Seller and its Affiliates shall retain following the Closing Date, the Excluded Assets.

2.1.3 Acknowledgment. Subject to Section 5.3, Seller and its Affiliates shall have the right, on behalf of themselves and their licensees, sublicensees, licensors, sublicensors, Manufacturers and distributors, to (a) retain copies of the documents, materials and data relating to the conduct of the Product Business prior to the Closing Date, in each case, as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange, Tax and financial reporting requirements or defend or manage Excluded Liabilities, including in respect of Litigation and insurance matters, and (b) prior to delivering or making available any Purchased Product Records or Purchased Regulatory Documentation to Buyer in accordance with Section 2.1.1 and Section 2.5, redact from such Purchased Product Records or Purchased Regulatory Documentation any information solely to the extent that (i) such information does not relate to the Product Business, (ii) such information relates to any product or product candidate other than the Products or (iii) such information constitutes any Excluded Communications. Notwithstanding anything to the contrary contained in this Agreement, (x) the inclusion of a single asset within the scope of more than one clause of Section 2.1.1 does not imply that such asset must be conveyed to Buyer more than once, (y) the transfer of the Purchased Marketing Authorizations shall be subject to Section 2.1.5 and Section 5.8 and (z) the transfer of any Purchased Assets held by the Purchased Subsidiary shall be effected through the transfer of the Purchased Shares in accordance with Section 2.1.1(x).

2.1.4 Retention of Rights. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Seller retains, on behalf of itself and its Affiliates, licensees, sublicensees, licensors, sublicensors, Manufacturers and distributors, such rights in and to the Purchased Assets, including a right of reference to the Purchased Regulatory Documentation, and Buyer hereby grants to Seller and its Affiliates, effective from and after the Closing Date, a worldwide, non-exclusive, royalty-free and non-transferable license and right of reference (with a right to grant sublicenses and further rights of reference through multiple tiers) under the Purchased Assets and the Buyer Marketing Authorizations and Documentation, including a right of reference to the Purchased Regulatory Documentation and the Buyer

Marketing Authorizations and Documentation, in each case, solely to the extent necessary or useful to perform, and solely for the purpose of performing, its or its Affiliates’ respective obligations to Buyer and its Affiliates under this Agreement or any Ancillary Agreement. Nothing in this Section 2.1.4 shall prohibit Buyer or any of its Affiliates from exercising any contractual remedies available to it under this Agreement or any Ancillary Agreement as a result of any breach hereof or thereof by Seller of any of its Affiliates, including in connection with any breach of Sections 5.3 and 5.4.

2.1.5 Purchased Marketing Authorizations Withdrawals. To the extent that the Marketing Authorization Transfer Plan includes a list of each Purchased Marketing Authorization (if any) that Buyer desires Seller or its applicable Affiliate to terminate or withdraw (and not otherwise transfer to Buyer or any of its Affiliates), Seller and its Affiliates shall use commercially reasonable efforts to promptly, terminate, withdraw, cancel or allow to lapse each Purchased Marketing Authorization identified in such list in accordance with Section 5.8.

2.2 Consents to Certain Assignments; Shared Contracts.

2.2.1 Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, this Agreement shall not, nor shall any Ancillary Agreement, constitute an agreement to sell, transfer, convey, assign or deliver, directly or indirectly, any Purchased Asset (including any Contract), or any right or benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment or delivery thereof, without the Consent of a Third Party (including a Governmental Authority), would constitute a breach, default, violation or other contravention of the rights of such Third Party, would be ineffective with respect to any party to a Contract concerning such Purchased Asset or would in any way adversely affect the rights of Seller or its Affiliates or, upon transfer, Buyer or its Affiliates, under such Purchased Asset. Buyer agrees that none of Seller or any of its Affiliates shall have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such Consent, and no representation, warranty or covenant of Seller herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of such failure or any Litigation or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent.

2.2.2 If any such Consent is not obtained prior to the Closing, subject to satisfaction of the conditions to Closing set forth in Article 7, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, prior to such Consent being obtained and for a period of up to nine months following the Closing Date, (a) Buyer and Seller shall use their respective commercially reasonable efforts to secure such Consent as promptly as practicable after the Closing (which efforts shall not require the payment of any money or other consideration), and (b) Seller and Buyer shall cooperate in good faith (with each Party being responsible for its own out-of-pocket expenses) in any lawful and commercially reasonable arrangement reasonably acceptable to Buyer and Seller under which (i) Buyer shall obtain the economic rights and benefits (net of the amount of any incremental related Tax costs imposed on Seller or its Affiliates) under the Purchased Asset with respect to which the Consent has not been obtained (other than with respect to the Takeda Agreement and the agreements ancillary thereto referred to in the Prior Acquisition Assignment Agreement, which shall be subject to the Prior

Acquisition Assignment Agreement (as applicable)) and (ii) Buyer shall assume any related economic liability or burden (including the amount of any incremental related Tax costs imposed on Seller or any of its Affiliates) with respect to such Purchased Asset (any such arrangement, an “Alternative Arrangement”). Following the Closing, until such Consent is obtained, Buyer will, and will cause each of its Affiliates to, use commercially reasonable efforts to cooperate with Seller and its Affiliates to enable them to comply with the terms of any Contract that would have constituted a Purchased Asset except for the failure to receive a required Consent to such transfer or assignment.

2.2.3 Seller shall use its commercially reasonable efforts, prior to the Closing and for a period of no longer than six months following the Closing (unless otherwise agreed under the Transition Agreement), to cause each Contract set forth on Schedule 2.2.3, as such Schedule may be updated by Seller not less than three Business Days prior to Closing to include any Contracts that are material to, but not exclusively used in, the Product Business and that are entered into by Seller or any of its Affiliates after the date of this Agreement (other than those Contracts described in clause (b) and clause (c) of the definition of Excluded Contracts) to the extent Buyer does not object to such updates, in its reasonable discretion (each such Contract, a “Shared Contract”) to be appropriately amended and new Contracts entered into prior to, on or after the Closing Date so that Buyer shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the Product Business thereunder and Seller or its applicable Affiliate shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the balance of the subject matter of such Shared Contract. Seller shall consult with Buyer with respect to the amendment of such Shared Contracts and the negotiation of such new Contracts and, with respect to any amended Shared Contract or new Contract to be assigned to or executed by Buyer, shall give Buyer the ability to comment thereon and shall give due consideration to any reasonable comments provided by Buyer. If any such Shared Contract cannot be so amended (and new Contracts cannot be entered into) within such period, or if either of the foregoing would impair the benefits that either Buyer or Seller would expect to derive from such amended Shared Contract, then the parties shall cooperate with each other to obtain for Buyer an arrangement to provide Buyer with the benefits of such Shared Contract in some other manner, including Seller’s entering into such lawful arrangements with Buyer to place Buyer in substantially the same economic and Liability position as if such amendments and new Contracts were entered into in accordance with the foregoing. The obligations of Seller pursuant to this Section 2.2.3 shall not extend beyond the remaining term of the applicable Shared Contract as of the Closing Date.

2.2.4 Nothing in this Section 2.2 shall require Seller or its Affiliates to make any payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by Buyer), incur any obligation or grant any concession in order to effect any transaction contemplated by this Section 2.2. This Section 2.2 shall not apply to the Transfer of any Purchased Marketing Authorization, as to which Section 5.8 shall control.

2.3 Liabilities.

2.3.1 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller or its applicable Affiliates shall assign and Buyer or its applicable Affiliates shall assume and agree to pay, perform and discharge when due all Liabilities of Seller and its Affiliates (a) arising out of, relating to or otherwise in respect of the Purchased Assets or the Product Business (other than Taxes and except as otherwise provided in, or with respect to any claims arising under, any Ancillary Agreement) in respect of the period after the Closing Date; (b) for Product Liability Claims (other than Seller Product Liability Claims or other Excluded Liabilities) arising out of the Manufacture, use, distribution or sale any unit of Product in the Territory prior to, on or after the Closing; (c) (i) to suppliers for materials and services relating to the Purchased Assets to be delivered or provided after the Closing, (ii) to customers for units of Product that have not been shipped as of the Closing and (iii) for accounts payable arising or occurring after the Closing Date with respect to the Product Business; (d) for any recalls or market withdrawals in respect of any Product sold in the Territory (except (i) to the extent initiated by Seller or any of its Affiliates at or prior to the Closing to the extent permitted by this Agreement or (ii) otherwise provided in any Ancillary Agreement); (e) under any Purchased Contract, including, for clarity, each of the Prior Acquisition Agreements and the Manufacturing Contracts (subject to Section 8.1.1(c)); (f) under any Contract set forth on Schedule 2.2.3; (g) (i) for any Taxes arising as a result of any Buyer Tax Act, (ii) for any Transfer Taxes allocated to Buyer pursuant to Section 5.13.1 and (iii) for any Taxes in respect of the Product Business or the Purchased Assets for any taxable period (or portion thereof) beginning after the Closing Date (other than any Taxes imposed with respect to the Later Purchased Inventory and Manufacturing Contracts for any taxable period (or portion thereof) ending prior to the time of sale, transfer, conveyance, assignment and delivery of such assets pursuant to Section 2.9.1(c), Section 2.9.2(b) and Section 2.9.3 of the Transition Agreement), in each case, other than Taxes that are Excluded Liabilities; (h) for (A) any royalties payable pursuant to Section 2.15 of the Takeda Agreement in respect of the period after the Closing Date, (B) any milestone payments payable pursuant to Section 2.13 of the Takeda Agreement and (C) any “Transaction Payment” triggered on the basis of a “Product Transfer” occurring after the Closing Date (but excluding, for the avoidance of doubt, any Transaction Payment triggered by the consummation of the Transactions contemplated by this Agreement); and (i) assumed by Buyer pursuant to Article 6 ((a) through (i), collectively, the “Assumed Liabilities”); provided, however, that (x) Liabilities for Payment Claims shall be allocated between the Parties (or their respective Affiliates) as set forth in the Commercial Agreement and shall not be Assumed Liabilities and (y) solely with respect to the Later Purchased Inventory and the Manufacturing Contracts included in the Purchased Assets, the references in this Section 2.3.1 to the Closing or the Closing Date shall be deemed to refer to the time and date, as applicable, of the sale, transfer, conveyance, assignment and delivery of such assets pursuant to Section 2.9.1(c), Section 2.9.2(b) and Section 2.9.3 of the Transition Agreement, as applicable.

2.3.2 Excluded Liabilities. Notwithstanding anything to the contrary herein, neither Buyer nor any of its Affiliates shall assume any Excluded Liabilities.

2.4 Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration of the conveyances contemplated under Section 2.1 and the covenant not to sue granted to Buyer pursuant to Section 5.15.1, Buyer shall (a) pay to Seller on the Closing Date the Closing Consideration, (b) pay to Seller, upon achievement of any Milestone Event, the corresponding Milestone Payment in accordance with Schedule 1.1(f) and (c) assume the Assumed Liabilities pursuant to Section 2.3.

2.5 Closing.

2.5.1 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) not later than the 14th day or the last Business Day of the applicable calendar month, whichever occurs first, following the date on which there first occurs the satisfaction of all conditions (other than those that by their terms are to be satisfied or taken at the Closing, but subject to the satisfaction of all such conditions) set forth in Article 7 (or, to the extent permitted by applicable Law, waived by the Party entitled to the benefits thereof); provided, however, that (i) if such satisfaction (or waiver) first occurs less than five Business Days prior to the 14th day of a calendar month, the Closing shall instead take place on the last Business Day of such calendar month, (ii) if such satisfaction (or waiver) first occurs less than five Business Days prior to the last Business Day of a calendar month, the Closing shall instead take place on 14th day of the immediately following calendar month, and (iii) if the Closing is required by this Section 2.5.1 to occur on the 14th day of a calendar month but such day is not a Business Day, then the Closing shall take place on the first Business Day thereafter, or (b) at such other time as Buyer and Seller may mutually agree; provided, further, that if the Marketing Period has not ended at least three Business Days prior to the time when the Closing would occur but for the operation of this proviso, the Closing shall take place on, and, notwithstanding anything in this Agreement to the contrary, Buyer shall not have any obligation whatsoever to consummate the Closing until, (A) the 14th day or the last Business Day of the applicable calendar month, whichever occurs first, following the date on which the Marketing Period has ended (provided, however, that (i) if the Marketing Period ends less than five Business Days prior to the 14th day of a calendar month, the Closing shall instead take place on the last Business Day of such calendar month, (ii) if the Marketing Period ends less than five Business Days prior to the last Business Day of a calendar month, the Closing shall instead take place on 14th day of the immediately following calendar month and (iii) if the Closing is required by this proviso to occur on the 14th day of a calendar month but such day is not a Business Day, then the Closing shall take place on the first Business Day thereafter) (subject, in each case, to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in Article 7 as of the date determined pursuant to this proviso) or (B) such other date as Buyer and Seller may mutually agree. The Closing shall take place via the electronic exchange of executed agreements and documents and other deliverables on the Closing Date or in such other manner as Seller and Buyer mutually agree. The Closing shall be deemed to have occurred at 11:59 p.m., Central European Time, on the Closing Date.

2.5.2 Closing Deliveries.

(a) At the Closing, Seller shall, and shall cause its Affiliates to (as applicable), deliver or cause to be delivered the following to Buyer:

(i) duly executed counterparts to each of the Ancillary Agreements (other than the Pharmacovigilance Agreement and the Quality Agreement) to which Seller or any of its Affiliates is a party;

(ii) a certificate, executed by an officer of Seller and dated the Closing Date, confirming on behalf of Seller that the conditions set forth in Sections 7.2.1 and 7.2.2 have been satisfied;

(iii) the tangible Purchased Assets; provided, that (A) with respect to certain Purchased Assets, delivery shall, unless the Parties otherwise mutually agree, be in accordance with Schedule 2.5.2(a)(iii), or as otherwise set forth in any applicable Ancillary Agreement, (B) with respect to the Purchased Regulatory Documentation and Purchased Product Records, Seller may, in its sole discretion, deliver electronic versions or physical copies, and (C) Seller and its Affiliates may retain copies of the Purchased Regulatory Documentation and the Purchased Product Records (and, for the avoidance of doubt, prior to delivering or making available any files, documents, instruments, papers, books and records containing Purchased Product Records or constituting Purchased Regulatory Documentation, to Buyer, Seller and its Affiliates shall be entitled to redact from such files, documents, instruments, papers, books and records any information solely to the extent that it (i) does not relate to the Product Business, (ii) relates to any product or product candidate other than the Products or (iii) otherwise constitutes Excluded Communications); provided further that any such copies of the Purchased Regulatory Documentation and the Purchased Product Records retained by Seller (excluding the information entitled to be redacted and Excluded Communications) shall be considered Confidential Information of Buyer and subject to Section 5.3;

(iv) from US Seller (and each Affiliate of Seller that is selling or assigning the Purchased Assets, the Assumed Liabilities or the Purchased Shares and that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) (or a disregarded subsidiary thereof)) a valid, duly executed Internal Revenue Service Form W-9; and

(v) the stock transfer ledger of the Purchased Subsidiary, updated to reflect Buyer as the owner of the Purchased Shares as of the Closing.

(b) At the Closing, Buyer shall deliver the following to Seller:

(i) payment, by wire transfer of immediately available funds to the account(s) set forth in Schedule 2.5.2(b)(i), of the Closing Consideration;

(ii) duly executed counterparts to each of the Ancillary Agreements (other than the Pharmacovigilance Agreement and the Quality Agreement) to which Buyer or any of its Affiliates is a party;

(iii) a certificate, executed by an officer of Buyer and dated the Closing Date, confirming on behalf of Buyer that the conditions set forth in Sections 7.3.1 and 7.3.2 have been satisfied; and

(iv) the R&W Policy bound and effective as of the date thereof.

2.6 Withholding. Buyer shall be entitled to deduct and withhold from the Purchase Price and any other amounts payable pursuant to this Agreement, such amounts as are required to be deducted and withheld under the Code or any applicable provision of state, local, or non-U.S. Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Buyer and Seller shall reasonably cooperate in minimizing any such withheld amounts to the extent permitted by applicable Tax Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer as follows. Disclosures in any section or paragraph or cross-referenced in the particular section of the Disclosure Schedules address the corresponding section or paragraph of this Agreement and other sections or paragraphs of this Agreement to the extent that it is reasonably apparent from its face that such disclosure is applicable to such other sections or paragraphs.

3.1.1 Corporate Status; Purchased Subsidiary. Each of Swiss Seller, US Seller and the Purchased Subsidiary is a legal entity duly organized, validly existing and, to the extent applicable in the relevant jurisdiction, in good standing under the Laws of the jurisdiction of its organization or incorporation. Each of Swiss Seller and US Seller and each of their respective applicable Affiliates has all requisite corporate or other entity power and authority to enable it to own, lease or otherwise hold the Purchased Assets owned, leased or otherwise held by it. All of the outstanding shares of capital stock of the Purchased Subsidiary have been validly issued and are fully paid and non-assessable and are owned beneficially and of record by Seller or one of its Affiliates. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Purchased Shares or the Purchased Subsidiary (other than this Agreement) or obligating Seller or any of its Affiliates to issue or sell any shares of, or any other interest in, the Purchased Subsidiary. The Purchased Subsidiary does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person other than Kedalion Therapeutics Australia Pty Ltd, an Australian private company.

3.1.2 Authority. Each of Swiss Seller and US Seller has the requisite corporate or other entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. As of the Closing, each Affiliate of Seller, as applicable, will have the requisite corporate or other entity power and authority to execute and deliver the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements to which each of Swiss Seller and US Seller will be a party and the consummation by each of Swiss Seller and US Seller of the Transactions have been duly authorized by all necessary corporate or other entity actions of each of Swiss Seller and US Seller. As of the Closing, each Affiliate of Seller, as applicable, will have taken all corporate or other entity actions required by its organizational documents to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Each of Swiss Seller and US Seller has duly executed and delivered this Agreement and, as of the applicable time required by this Agreement, will have executed and delivered each Ancillary Agreement to which it will be a party, and this Agreement and each Ancillary Agreement to which it is or will be a party (assuming the due authorization, execution and delivery thereof by each other party thereto) constitutes or, upon the execution and delivery thereof by Swiss Seller or US Seller, as applicable, will constitute its valid and legally binding obligation, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally, and subject to equitable principles of general applicability, whether considered in a proceeding at law or in equity (collectively, the “Enforceability Exceptions”). As of the applicable time required by this Agreement, each Affiliate of Seller, as applicable, will have executed and delivered each Ancillary Agreement to which it will be a party. Each Ancillary Agreement (assuming the due authorization, execution and delivery thereof by each other party thereto), upon the execution and delivery thereof by such Affiliate, will constitute the valid and legally binding obligation of such Affiliate, enforceable against such Affiliate in accordance with their respective terms, subject to the Enforceability Exceptions.

3.1.3 Non-Contravention and Approvals.

(a) The execution, delivery and performance by each of Swiss Seller and US Seller of this Agreement, and the execution, delivery and performance by Swiss Seller, US Seller and each their its applicable Affiliates of each Ancillary Agreement to which it will be a party, do not (a) violate the organizational documents of Swiss Seller, US Seller or any such Affiliate, as applicable, (b) subject to obtaining, making and giving the Consents, filings and notices, as applicable, referred to in Section 3.1.3(b), violate any Law applicable to Swiss Seller, US Seller or any such Affiliate, the Product Business or the Purchased Assets, or (c) subject to obtaining, making and giving the Consents, filings and notices, as applicable, referred to Section 3.1.3(a) of the Disclosure Schedules or in Section 3.1.3(b), (i) violate, breach or constitute a default under, or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under any Purchased Contract, (ii) violate any Order in the Territory to which Swiss Seller, US Seller or any such Affiliate is subject to the extent relating to the Product Business or (iii) result in the imposition or creation of any Encumbrance other than a Permitted Encumbrance on any Purchased Asset or any of the assets of the Purchased Subsidiary, except, in the case of (b) and (c), for such violations, breaches, defaults, accelerations, cancellations, terminations or Encumbrances that would not, individually or in the aggregate, be reasonably expected to be material to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole.

(b) Except for (i) if required, compliance with and filings or notifications required under any applicable Antitrust Law and the expiration or termination of the waiting periods thereunder, (ii) Authorizations that if not received, or declarations, filings or registrations that if not made, would not, individually or in the aggregate, reasonably be expected to be material to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole, (iii) Authorizations, declarations, filings or registrations that have become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates and (iv) items disclosed in Section 3.1.3(b) of the Disclosure Schedules, no notice to, filing with or Authorization of any Governmental Authority in the Territory is required for Seller to consummate the Transactions.

3.1.4 No Litigation. (a) There is no Litigation pending or, to Seller’s Knowledge, threatened in writing against Seller or any of its Affiliates with respect to the Product Business, the Products, the Purchased Assets, the Assumed Liabilities or against the Purchased Subsidiary, and (b) there is no Litigation pending in respect of the Product Business, the Products, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiary in which Seller or any of its Affiliates is plaintiff or claimant, except, in each of the foregoing clauses (a) and (b), for such Litigation as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Orders with respect to the Product Business, the Products, Purchased Assets or the Assumed Liabilities outstanding against Seller or any of its Affiliates that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no (A) to Seller’s Knowledge, investigations by a Governmental Authority with respect to the Product Business, the Products, the Purchased Assets or the Assumed Liabilities outstanding against Seller or any of its Subsidiaries, or (B) to Seller’s Knowledge, pending or threatened in writing whistleblower claims related to the Product Business, in each case, that would reasonably be expected to have a Material Adverse Effect.

3.1.5 Title to and Sufficiency of Assets and Shares.

(a) Seller and its Affiliates collectively own and have good and valid title to, or valid contract rights, or other rights to use, in, as applicable, the Purchased Assets (other than the Purchased Intellectual Property, which is the subject of Section 3.1.10(d)), free and clear of all Encumbrances other than Permitted Encumbrances.

(b) US Seller has good and valid title to the Purchased Shares, free and clear of Encumbrances, other than transfer restrictions under applicable securities Laws. Other than this Agreement, the Purchased Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Purchased Shares.

(c) Assuming (x) the receipt of all required Consents of Third Parties for the transfer thereof and (y) each Business Employee remains employed by, or a contractor or consultant of, the Product Business at the Closing, the Purchased Assets, together with the Purchased Shares and the rights of Buyer and its Affiliates under this Agreement and the Ancillary Agreements, together with (i) the Product supplied, Intellectual Property Rights licensed and services provided to Buyer and its Affiliates under this Agreement and the Ancillary Agreements, (ii) the services provided to the Product Business by any of the employees of Seller or any of its Affiliates other than the Business Employees, (iii) cash, cash equivalents and working capital, (iv) tangible personal property (such as office space, furniture and office equipment) and readily available support services (such as IT services), in each case readily and commercially available and (v) the assets listed in Section 3.1.5(c) of the Disclosure Schedules, constitute, in all material respects, all of the rights, property and assets necessary to conduct the Product Business immediately following the Closing in substantially the same manner as currently conducted by Seller and its Affiliates.

3.1.6 Contracts. Each of the Prior Acquisition Agreements, the Manufacturing Contracts and the Purchased Contracts set forth on Schedule 1.1(g) (the “Material Purchased Contracts”) is in effect and constitutes a legal, valid and binding agreement of Seller or the Affiliate of Seller that is a party thereto enforceable against Seller or its applicable Affiliate and, to Seller’s Knowledge, each other party thereto, in accordance with its terms, subject to the Enforceability Exceptions. None of Seller, its applicable Affiliates nor, to Seller’s Knowledge, any other party thereto is in material breach or material default in the performance, observance or fulfillment of any obligation or covenant contained in any Material Purchased Contract. Neither Seller nor any of its applicable Affiliates has received any written notice from a Third Party (a) stating that such Third Party intends to terminate, or modify or amend in any material respect, any Material Purchased Contract or (b) alleging that Seller or its applicable Affiliate is in breach or default of any material obligation or covenant contained in any Material Purchased Contract, in each case, other than any such notices that have been withdrawn or relate to a breach or default that has been cured. Neither Seller nor its applicable Affiliate has given any written notice to any Third Party stating that Seller or such Affiliate intends to terminate, or modify or amend in any material respect, any Material Purchased Contract. A true and complete (except with respect to any redaction of financial terms) copy of each Material Purchased Contract, including all material schedules, exhibits, appendices, amendments, modifications and waivers relating thereto, has been made available to Buyer.

3.1.7 Compliance with Law.

(a) Seller and its Affiliates and, to Seller’s Knowledge, the Third Parties that have been engaged by Seller and its Affiliates in the conduct of the Product Business, are, and since the Lookback Date have been, in compliance with all applicable Laws in the Territory with respect to the conduct of the Product Business and the ownership of and use of the Purchased Assets (including with respect to the promotion and marketing of the Products), including all applicable Health Care Laws, except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect. Since the Lookback Date, neither Seller nor any of its Affiliates has received any written notice from a Governmental Authority alleging that Seller or any of its Affiliates were in material violation of any Law in the Territory applicable to the conduct of the Product Business or the ownership and use of the Products, the Purchased Assets, the Purchased Shares or the Non-Exclusive IPR.

(b) Solely with respect to the Product Business or the Purchased Subsidiary, none of Seller or its Affiliates, or, to Seller’s Knowledge, any director, officer or employee of Seller or any of its Affiliates or any agent or other Person acting on behalf of Seller or any of its Affiliates, since the Lookback Date, (i) has used any funds of the Product Business or the Purchased Subsidiary for unlawful contributions, unlawful gifts or, unlawful entertainment, in each case, relating to political activity or arrangements with healthcare professionals, (ii) has made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Product Business or the Purchased Subsidiary, (iii) has violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, export, import, re-export, anti-boycott, sanctions, embargo or similar applicable Law in any jurisdiction in which the Product Business or the Purchased Subsidiary has operated since the Lookback Date or currently operates, in each case (i) through (iii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business or the Purchased Subsidiary, taken as a whole. Neither Seller nor any of its Affiliates has, since the Lookback Date, (A) received any written communication from any Governmental Authority or any third party alleging any of the foregoing violations related to the

Product Business or the Purchased Subsidiary, (B) received a subpoena, written voluntary request for the production of documents from a Governmental Authority regarding an actual or potential investigation or prosecution of any of the foregoing applicable Laws related to the Product Business or the Purchased Subsidiary, or (C) made any disclosure (voluntary or otherwise) in writing to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any of the foregoing applicable Laws related to the Product Business or the Purchased Subsidiary, in each case (A) through (C), except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business or the Purchased Subsidiary, taken as a whole. Seller and its Affiliates have developed and implemented a compliance program reasonably designed to ensure compliance in all material respects with the FCPA and the foregoing applicable Laws to the extent relevant to the Product Business and the Purchased Subsidiary.

3.1.8 Regulatory Matters.

(a) Since the Lookback Date, neither Seller nor any of its Affiliates has received any written adverse communication from any Regulatory Authority relating to the Product Business, the Products or the facilities in which any of the Products is manufactured that has not been fully resolved, including (i) any FDA Form 483 or warning letters or in the form of other written correspondence directly relating to any of the Products or the facilities in which any of the Products is manufactured or (ii) any “Notices of Adverse Findings” from the FDA or similar written notices from other Governmental Authorities with respect to any of the Products, in each case (clauses (i) and (ii)), except as would not, individually or in the aggregate, be reasonably expected to be material to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole. The Purchased Marketing Authorizations are all of the Marketing Authorizations held by Seller and its Affiliates in respect of the Products in the Territory. The Purchased Marketing Authorizations (i) have been validly granted or acknowledged by the relevant Governmental Authority; and (ii) are in full force and effect.

(b) Since the Lookback Date, (i) there has not been any product recall (whether voluntary or involuntary), dear doctor letter, post-sale warning, safety notice, investigator notice or other written notice of action relating to the safety or efficacy of any Product or its compliance with applicable regulations, or market withdrawal or replacement conducted by or on behalf of Seller or any of its Affiliates in the Territory concerning a Product and to Seller’s Knowledge, no events exist that would reasonably be expected to require Seller or its relevant Affiliate to conduct the same, and (ii) neither Seller nor any of its Affiliates has received any written notice that any Governmental Authority in the Territory has commenced, or threatened to initiate, any action to request a recall of a Product in the Territory, in each case (clause (i) and (ii)), except as would not, individually or in the aggregate, be reasonably expected to be material to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole. Since the Lookback Date, to Seller’s Knowledge, no Product has been Manufactured or sold which was or is defective or unsafe in any material respect, was or is of unmerchantable quality or unfit for its intended purpose in any material respect or does not comply in any material respect with any express or implied representation or warranties made with respect to such Product. Seller has made available to Buyer copies of all written notices of alleged material defect or material Adverse Events regarding the Product in the Territory received by Seller or its Affiliates from any Governmental Authority in the Territory in the 24 months prior to the date hereof. From the Lookback Date, there has not been reported to Seller or any of its Affiliates any Adverse Event related to the Products that resulted or, to Seller’s Knowledge, would be reasonably likely to result, in the FDA or equivalent Governmental Authority placing a clinical hold or taking any other action which would be material to the ongoing development, Manufacture or sale of the Products.

(c) From the Lookback Date, to Seller’s Knowledge, all units of Product distributed and sold in the Territory have been researched, developed, tested, Manufactured, distributed, imported, exported and marketed in compliance in all material respects with applicable Law, including cGMP, and the applicable Purchased Marketing Authorizations and Product specifications. Neither Seller nor any of its Affiliates has received written notice of any Product Liability Claim with respect to the Product in the Territory since the Lookback Date.

(d) All material reports, registrations, filings or submissions with respect to a Product or the Product Business that were required to be filed by Seller or any of its Affiliates since the Lookback Date with the FDA or any other similar Regulatory Authority in the Territory have been filed. All such reports and filings were in compliance with applicable Laws when filed or as amended or supplemented, and no material deficiencies have been asserted in writing to Seller or any of its Affiliates by any such Regulatory Authority with respect to such reports and filings that have not been cured, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole. Seller and its Affiliates are and since the Lookback Date have been in compliance in all material respects with, and possess and have possessed since the Lookback Date, all licenses, permits and approvals necessary for the conduct of the Product Business and have paid all material fees and assessments due and payable in connection therewith.

(e) All research and development activities, including all preclinical studies and clinical trials, of the Products conducted by or on behalf of Seller with respect to the Product Business have been and, if still pending, are being, conducted in material compliance with the applicable protocol for such study or trial, to the extent applicable, good laboratory practices and good clinical practices, as applicable, and all Laws applicable to such studies and trials. No clinical trial conducted by or on behalf of Seller with respect to the Product Business has been terminated or suspended prior to scheduled completion, and neither the FDA nor any other Regulatory Authority has initiated, or, to Seller’s Knowledge, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation of any Product conducted by or on behalf of Seller.

(f) To Seller’s Knowledge, Seller is not subject to any investigation that is pending or threatened, in each case by the FDA, the Department of Health and Human Services Office of Inspector General or the Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729) with respect to the Product Business.

(g) With respect to the conduct of the Product Business, including arrangements with healthcare professionals in the conduct of the Product Business, or the use of the Purchased Assets, Seller has not since the Lookback Date committed a material breach of the Corporate Integrity Agreement. Other than the Corporate Integrity Agreement and related provisions in the Stipulation and Order of Settlement and Dismissal entered into by Novartis Pharmaceuticals Corporation effective July 1, 2020, neither Seller nor its Affiliates, with respect to the Product Business, the Products or the Purchased Assets, is a party to any corporate integrity agreement, consent decree, deferred prosecution agreement or similar agreement with or imposed by any Governmental Authority.

(h) As of the date hereof, Sandoz has not submitted an Abbreviated New Drug Application to the FDA for a generic version of the lifitegrast ophthalmic solution product being sold under the brand name Xiidra®.

(i) The Product Business (x) is majority owned by persons who are not citizens or residents of the United States, (y) is comprised of assets, more than 50 percent of which are located outside the United States, and (z) meets the requirements for abbreviated financial statements set forth in Rule 3-05(e)(1)(i), (ii), (iii) and (iv) of Regulation S-X under the Securities Act of 1933.

3.1.9 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Purchased Subsidiary pursuant to applicable Tax Laws have been timely filed on or before the applicable due date, and all such Tax Returns are complete and accurate in all material respects. All material Taxes of or imposed on or with respect to the Purchased Subsidiary, the Purchased Assets, the Assumed Liabilities or the Product Business have been paid in full on or before the due date thereof. No material claims have been asserted in writing with respect to any such Taxes. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any material Tax Return or Taxes of or with respect to the Purchased Subsidiary, the Purchased Assets, the Assumed Liabilities or the Product Business. There are no currently pending or threatened audits, exams, assessments, investigations, or administrative or judicial proceedings with respect to Taxes or Tax Returns (a “Tax Proceeding”) of or with respect to the Purchased Subsidiary, the Purchased Assets, the Assumed Liabilities or the Product Business.

(b) There are no Encumbrances for Taxes on any of the Purchased Assets or the assets of the Purchased Subsidiary other than Permitted Encumbrances.

(c) No claim has been made by any Taxing Authority in a jurisdiction where the Purchased Subsidiary has not filed a Tax Return of a particular type that it is or may be subject to taxation of such type by, or may be required to file a Tax Return of such type in, such jurisdiction.

(d) All material Taxes that the Purchased Subsidiary is required to withhold or collect in connection with amounts paid or owing to, or received from or owing by, any employee, customer, supplier, independent contractor, creditor, or stockholder of the Purchased Subsidiary or other third party have been duly withheld and collected and have been timely paid over to the appropriate Governmental Authority.

(e) The Purchased Subsidiary will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting prior to the Closing;

(ii) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law) executed prior to the Closing; (iii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or prior to the Closing; or (iv) prepaid amount received or deferred revenue accrued prior to the Closing other than such amounts received or deferred in the ordinary course of business.

(f) The Purchased Subsidiary is not a member of any affiliated, consolidated, combined, unitary, loss sharing or similar group for Tax purposes (other than a group of which Seller or any of its Affiliates is the common parent) and the Purchased Subsidiary does not have Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 or any similar or corresponding provision of state, local, or non-U.S. Law (except with respect to such a group of which the Purchased Subsidiary is a member), as a transferee or successor, by contract, or otherwise.

(g) The Purchased Subsidiary is not a party to, or has any liability under, any Tax allocation, Tax sharing or Tax indemnification agreement or other similar arrangement (other than customary provisions contained in ordinary course commercial agreements or arrangements, the principal purpose of which does not relate to Taxes) under which the Purchased Subsidiary would be liable after the Closing for Taxes of any other Person.

(h) The Purchased Subsidiary has not been during the last two years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to be governed by Section 355(a) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law).

(i) For U.S. federal (and applicable state and local) income tax purposes, the Purchased Subsidiary is, and at all times since its formation has been, classified as an association taxable as a corporation. The Purchased Assets (which, for the avoidance of doubt, exclude the Purchased Shares) do not include any partnership interest or other equity interest in any Person for Tax purposes.

(j) The Purchased Subsidiary has not participated in a “listed transaction,” within the meaning of Treasury Regulations Section 1.6011-4 (or any other transaction requiring disclosure under a similar or corresponding provision of state, local, or non-U.S. Law).

3.1.10 Intellectual Property.

(a) Section 3.1.10(a) of the Disclosure Schedules sets forth, as of the date hereof, a true and complete list of all Purchased Intellectual Property that has issued, been registered or granted, or is the subject of an application for registration, issuance or grant, and has not finally expired or been abandoned or withdrawn without the possibility of being revived or re-instated (collectively, the “Registered IP”).

(b) (i) All Registered IP is subsisting and (ii) all Registered IP that has been registered, granted or issued is in full force and effect and has not been abandoned or adjudged invalid or unenforceable and, to Seller’s Knowledge, is valid and enforceable (in each case, other than those trademark registrations that are vulnerable to non-use cancellation under applicable Law).

(c) To the Seller’s Knowledge, (i) the Patent Rights identified on Section 3.1.10(a) of the Disclosure Schedules are the only Patent Rights owned by Seller or any of its Affiliates that relate primarily, or are otherwise material, to the Product Business, and (ii) any Patent Rights and Know-How owned or Controlled by, or licensed to, Seller or any of its Affiliates that are not included in the Purchased Assets are not material to or necessary for the Manufacturing, marketing, distribution or sale of the Products.

(d) Seller and its Affiliates, taken together, exclusively own the Purchased Intellectual Property included in the Purchased Assets, free and clear of all Encumbrances, except for any Permitted Encumbrances, subject to the terms of the Contracts set forth in Section 3.1.10(e) of the Disclosure Schedules.

(e) Except with respect to (i) non-exclusive licenses (A) granting to Seller or any of its Affiliates the right to use commercially available software, databases or information technology services on standardized terms, (B) that are otherwise immaterial and granted to Seller or its Affiliates solely for the purpose of enabling (1) Seller’s or its Affiliates’ receipt and use of vendor services or (2) its or their vendors to perform such services, and (ii) non-disclosure agreements (without material licensing terms or covenants not to sue) entered in the ordinary course of business, Section 3.1.10(e) of the Disclosure Schedules sets forth as of the date hereof a true and complete list of all Contracts pursuant to which Seller or any of its Affiliates grants or receives a license, sublicense, covenant not to sue or similar right with respect to Intellectual Property Rights, which license, sublicense, covenant not to sue or other right is material to the Product Business or the Exploitation of any Products.

(f) No Litigation is pending or, to Seller’s Knowledge, threatened in writing against Seller or any of its Affiliates (i) alleging that the conduct of the Product Business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person or (ii) challenging, or seeking to deny or restrict, the use of any of the Purchased Intellectual Property or any of Seller’s or its Affiliates’ rights therein. There is no outstanding Order adversely affecting in any material respect, nor has Seller or any of its Affiliates received any written notice or claim threatening, the validity, patentability, registrability or enforceability of, or Seller’s or its Affiliates’ ownership or use of, or rights in or to, any Purchased Intellectual Property.

(g) (i) The conduct of the Product Business has not, since the Lookback Date, infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person, and, (ii) to Seller’s Knowledge, no Third Party is engaging in any activity that infringes, misappropriates or otherwise violates any of the Purchased Intellectual Property, except, in each case (i) and (ii), as would not reasonably be expected to result in material liability, or otherwise be material to the Product Business, taken as a whole.

(h) Since the Lookback Date, (i) Seller and its applicable Affiliates have taken commercially reasonable measures to protect the confidentiality of all material Purchased Know-How, and (ii) no such material Purchased Know-How has been disclosed to or accessed by any Third Party except pursuant to valid and enforceable non-disclosure agreements that, to Seller’s Knowledge, have not been breached by such Third Party, except in each case ((i) and (ii)) as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole.

(i) To Seller’s Knowledge, Seller and its Affiliates have entered into binding, valid and enforceable written Contracts with each of their current and former employees and independent contractors who have contributed to the invention, creation or development of any Intellectual Property Rights material to the Product Business within the scope of their employment or engagement, pursuant to which the applicable employee or independent contractor assigns to Seller or one of its Affiliates all of his, her or its right, title and interest in and to such material Intellectual Property Rights. Seller or its Affiliates have paid all payments due or owing under Seller’s or its Affiliates’ inventor incentive schemes to employees or independent contractors of Seller or its Affiliates who contributed to the invention, creation or development of any material Purchased Intellectual Property, and there are no outstanding claims for compensation by any Person in relation to such Purchased Intellectual Property.

(j) Since the Lookback Date, and, to Seller’s Knowledge before the Lookback Date, no funding, facilities or personnel of any Governmental Authority, university, college or other educational institution or research center was used in the development of any Purchased Intellectual Property, except as would not result in any such Person obtaining any ownership interest or commercial right or license under, or the ability to direct or control the licensing of, any element of any Product or any material Purchased Intellectual Property.

(k) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole, or result in an obligation to notify any data subject or Governmental Authority, to the extent relating to the Product Business, since the Lookback Date, (i) neither Seller nor any of its Affiliates have experienced any incident in which any Personal Data was subject to any unauthorized access, misuse or security breach, (ii) Seller and its Affiliates have operated in compliance with all applicable Data Requirements, and (iii) neither Seller nor any of its Affiliates has received any written notice or claim, and there is no Litigation pending with respect to, any violation of any applicable Data Requirement. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements, including any direct or indirect transfer of Personal Data as set forth hereunder or thereunder, will violate any applicable Data Requirements, except that would not, individually or in the aggregate, be reasonably expected to be material to the Product Business or the Purchased Assets and Assumed Liabilities, taken as a whole.

3.1.11 Employment Matters.

(a) On or before the date hereof, Seller has provided to Buyer, via secure filing sharing means a true and complete census (the “Employee List”) of each Business Employee as of a date that is within five Business Days prior to the date of this Agreement, including (as permitted by applicable Law) each employee’s name or employee identification number, the Affiliate that employs him or her, job position, principal work location, manager’s name or employee identification number, exempt or non-exempt status, hire date for service crediting purposes, salary or hourly rate of pay, as applicable, target cash incentive or bonus opportunity and target equity or long-term incentive opportunity. Except as set forth on the Schedule 6.1, each of the employees on Schedule 6.1 is either (i) employed in a commercial role and primarily provides services to the Product Business or (ii) employed in a development role and is classified by Seller as critical to the Product Business. The employees set forth on Schedule 6.1 include all of the employees of Seller and its Affiliates who are employed in commercial roles and primarily provide services to the Product Business.

(b) Seller is not a party to any collective bargaining agreement covering any Business Employees and is not subject to a collective bargaining or other labor-related agreement or arrangement with any labor union or labor organization applicable to the Product Business. No union or other labor organization represents any Business Employees or, since the Lookback Date, has made any written demand to Seller to be recognized as, or filed a petition to be certified as, the bargaining unit representative of any Business Employees.

(c) There are no, and since the Lookback Date there have not been any, (i) pending or, to Seller’s Knowledge, threatened organizational efforts by or on behalf of any Business Employees or (ii) material strikes, material work stoppages, material work slowdowns, or material lockouts pending, or, to Seller’s Knowledge, threatened in writing involving any Business Employees or with respect to the Product Business.

(d) All exempt employees, independent contractors, leased employees, and other individuals employed or engaged by Seller and its Affiliates with respect to the Product Business have, since the Lookback Date, been properly classified at all times under all applicable Laws.

(e) Since the Lookback Date, neither Seller nor any of its Affiliates has taken any action with respect to the Product Business that would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or its regulations or any similar applicable Laws (the “WARN Act”). In the last six months, neither Seller nor any of its Affiliates have carried out any “employment loss” (as defined by the WARN Act), or layoff or material reduction in hours of work, in any case with respect to the Product Business, which, if continued at the same rate, in the aggregate would constitute a “plant closing” or “mass layoff” under the WARN Act.

(f) With respect to the Business Employees, Seller and its Affiliates are in compliance in all material respects with all applicable Laws governing the employment of labor and employment practices, including terms and conditions of employment, labor standards, collective bargaining, worker classification, disability, harassment, retaliation, immigration, health and safety, social insurance, statutory contributions, wages, hours and benefits, non-discrimination in employment and workers’ compensation (including applicable Laws relating to compensation for work performed during overtime, night time and days off).

(g) In the past five years, neither Seller nor any of its Affiliates has been party to a settlement agreement with a current or former officer, employee or independent contractor resolving allegations of sexual harassment by or against either (i) a current or former officer of the Product Business, or (ii) a Business Employee. In the past five years, to Seller’s Knowledge, there have not been any allegations of sexual harassment in the workplace by or against any Business Employee.

(h) The Purchased Subsidiary does not employ or engage any employee, independent contractor (who is a natural person) or other individual service provider.

3.1.12 Employee Benefit Plans.

(a) Section 3.1.12(a) of the Disclosure Schedules contains, as of the date hereof, a true and complete list of each Employee Benefit Plan. With respect to each material Employee Benefit Plan, Seller has made available to Buyer copies of the most recent summary plan description or a summary or written description of the material terms of each such Employee Benefit Plan. The Purchased Subsidiary does not, and is not required to, sponsor, maintain or contribute to, any Employee Benefit Plan.

(b) Each Employee Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a current favorable determination, advisory, or opinion letter from the U.S. Internal Revenue Service or has a pending application for a determination letter from the U.S. Internal Revenue Service.

(c) Other than routine claims for benefits made in the ordinary course of business, as of the date hereof, there are no pending or, to Seller’s Knowledge, threatened in writing suits or proceedings by or on behalf of any Business Employee that would, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole.

(d) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) would (i) result in any payment or benefit becoming due to any Business Employee, (ii) increase any payment or benefit to be paid or provided to a Business Employee, (iii) result in an acceleration of the time of payment or vesting of any payments or benefits to any Business Employee, or (iv) result in the payment or provision of any “excess parachute payments” within the meaning of Section 280G of the Code to Business Employees, other than, in each case clauses (i)-(iii), as expressly provided pursuant to Article 6.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole, each Employee Benefit Plan, if any, which is maintained outside the U.S. (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Employee Benefit Plan is present or operates and, to the extent relevant, the U.S., and (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment.

3.1.13 Product Business Financial Information. Section 3.1.13 of the Disclosure Schedules sets forth the annual gross profit for the Products of Seller and its Affiliates for Seller’s and its Affiliates’ fiscal year ended December 31, 2022 (the “Product Business Financial Information”). Except as indicated in Section 3.1.13 of the Disclosure Schedules: the Product Business Financial Information (a) has been derived from the books and records of Seller and has been prepared in accordance with IFRS, consistently applied, as of the dates and for the periods presented, subject to any adjustments described therein, the adjustments necessary to present the Product Business Financial Information on a standalone basis for the Product Business and any footnotes required by IFRS, and (b) presents fairly, in all material respects, in accordance with IFRS, the assets, liabilities, revenue and expense items set forth thereon for the periods covered thereby, in each case subject to the adjustments described herein and therein. When delivered pursuant to Section 5.23.1, the Required Financial Statements will have been derived from the books and records of Seller and will have been prepared in accordance with IFRS, consistently applied, as of the dates and for the periods presented, and will present fairly, in all material respects, in accordance with IFRS, the assets, liabilities, revenue and expense items of the Product Business set forth thereon for the periods covered thereby.

3.1.14 Inventory. All Inventory (a) has been produced in accordance with GxP, where applicable, and the Product specifications applicable to such Product in all material respects; (b) has been stored and handled by Seller and its Affiliates in accordance with the quality agreements applicable to such Product in all material respects and (c) are calculated in accordance with the accounting standards of Seller and its Affiliates, in each case (clauses (a) – (c)), except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole.

3.1.15 Absence of Certain Changes. Since December 31, 2022 until the date of this Agreement, (a) the Product Business and the business of the Purchased Subsidiary have been conducted in the ordinary course of business consistent with past practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business taken as a whole or to the Purchased Subsidiary, (b) there has not been any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had a Material Adverse Effect and (c) neither Seller nor its Subsidiaries has taken any action that, if occurring after the date hereof through the Closing, without Buyer’s consent, would constitute a breach of Section 4.2.1(y)(i)-(vi), (xiv), (xv), (xvii), (xviii) or, solely with respect to the preceding subclauses, (xix).

3.1.16 No Material Undisclosed Liabilities. Since June 30, 2022 and, to Seller’s Knowledge, at all times prior to June 30, 2022, the Purchased Subsidiary has not incurred any Liabilities, other than (a) Liabilities provided for in the Product Business Financial Information or specifically disclosed in the notes thereto; (b) Liabilities incurred in the ordinary course of business consistent with past practice (and where none of such Liabilities relates to a breach of or default under any Purchased Contract or Shared Contract or violation of applicable Law); (c) Liabilities incurred in connection with the Transactions; and (d) other Liabilities which, individually or in the aggregate, are not material to the Product Business and the Purchased Subsidiary, taken as a whole.

3.1.17 Transactions with Affiliates. Except as set forth on Section 3.1.17 of the Disclosure Schedules, none of the Affiliate Contracts will continue in effect following the Closing.

3.1.18 No Broker. There is no broker, finder, investment banker or financial advisor acting or who has acted on behalf of or based upon arrangements made by Seller or any of its Affiliates, who is entitled to receive any brokerage or finder’s or other fee or commission from Buyer or any of its Affiliates in connection with the Transactions.

3.1.19 Supply Interruption. (i) There is no ongoing, and since the Lookback Date there has not been any, Supply Interruption Event relating to the manufacture or supply of the Product, except as would not, individually or in the aggregate, reasonably be expected to be material to the Product Business, taken as a whole.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.2.1 Corporate Status. Buyer is a legal entity organized, validly existing and in good standing under the Laws of Ireland. Each Affiliate of Buyer that is entering into an Ancillary Agreement is a legal entity duly organized, validly existing and, to the extent applicable in the relevant jurisdiction, in good standing under the Laws of its organization.

3.2.2 Authority. Buyer has the requisite corporate or other entity power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. As of the Closing, each Affiliate of Buyer that is entering into an Ancillary Agreement will have the requisite corporate or other entity power and authority to execute and deliver the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer will be a party and the consummation by Buyer of the Transactions have been duly authorized by the necessary corporate or other entity actions of Buyer. As of the Closing, each Affiliate of Buyer that is entering into an Ancillary Agreement will have taken all corporate or other entity actions required by its organizational documents to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Buyer has duly executed and delivered this Agreement and, as of the applicable time required by this Agreement, will have executed and delivered each Ancillary Agreement to which it will be a party, and this Agreement and each Ancillary Agreement to which Buyer will be a party (assuming the due authorization, execution and delivery hereof by each other party thereto) constitutes or, upon the execution and delivery thereof by Buyer, will constitute the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the Enforceability Exceptions. As of the applicable time required by this Agreement, each Affiliate of Buyer that is entering into an Ancillary Agreement will have executed and delivered each Ancillary Agreement to which it will be a party, and each Ancillary Agreement (assuming the due authorization, execution and delivery thereof by each other party thereto), upon the execution and delivery thereof by such Affiliate, will constitute the valid and legally binding obligation of such Affiliate, enforceable against such Affiliate in accordance with their respective terms, subject to the Enforceability Exceptions.

3.2.3 Non-Contravention and Approvals.

(a) The execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by Buyer and each of its Affiliates of each Ancillary Agreement to which it is a party, do not (a) violate the organizational documents of Buyer or such Affiliate of Buyer, as applicable, (b) subject to obtaining, making and giving the Consents and notices, as applicable referred to in Section 3.2.3(b), violate any Law applicable to Buyer or such Affiliate of Buyer, or (c) subject to obtaining the Authorizations, making the filings and giving the notices referred to in Section 3.2.3(b), (i) violate, breach or constitute a default under or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under, any Contract to which Buyer or such Affiliate of Buyer is a party or (ii) violate any Order to which Buyer or such Affiliate of Buyer is subject, except, with respect to clauses (b) and (c), for violations, breaches, defaults, accelerations, cancellations or terminations that would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect or prevent, materially impede or materially delay the consummation of the Transactions.

(b) Except for (i) if required, compliance with and filings or notifications required under any applicable Antitrust Law and the expiration or termination of the waiting periods thereunder or (ii) Authorizations that if not received, or declarations, filings or registrations that if not made, would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect or prevent, materially impede or materially delay the consummation of the Transactions, no notice to, filing with or Authorization of any Governmental Authority in the Territory is required for Buyer to consummate the Transactions.

3.2.4 No Litigation. Except as would not reasonably be expected to have a Buyer Material Adverse Effect, as of the date hereof, there is no Litigation pending or, to Buyer’s knowledge, threatened in writing against Buyer or any of its Affiliates.

3.2.5 Solvency. After giving effect to the Transactions, including the payment of each component of the Purchase Price and all other amounts required to be paid by Buyer and its Affiliates in connection with the consummation of the Transactions, Buyer will not (a) be insolvent (because (i) Buyer’s financial condition is such that the sum of its debt is greater than the fair value of its assets, (ii) the present fair saleable value of Buyer’s assets will be less than the amount required to pay Buyer’s probable liability on its debts as they become absolute and matured or (iii) Buyer is unable to pay all of its debt as and when they become due and payable), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

3.2.6 Financial Capacity.

(a) On or prior to the date hereof, Buyer has delivered to the Seller true, complete and fully executed copies of a commitment letter (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter as described below, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.22, the “Debt Commitment Letter”) from JPMorgan Chase Bank, N.A. confirming its commitment to provide Buyer with debt financing in connection with the Transactions in the amount set forth therein (together with any debt securities issued in lieu of any portion of thereof, the “Financing”).

(b) The Debt Commitment Letter is in full force and effect and is a valid and legally binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the knowledge of Buyer, the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). As of the date hereof, the Debt Commitment Letter has not been amended or modified, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified. All fees (if any) required to be paid under the Debt Commitment Letter on or prior to the date hereof have been paid in full. As of the date hereof, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or, to Buyer’s knowledge, any other Person under the Debt Commitment Letter and (ii) Buyer does not have any reason to believe that the terms and conditions of the Financing that are within the control of Buyer or any Debt Financing Source will not be satisfied on or prior to the Closing Date or that the full amount of the Financing contemplated by the Debt Commitment Letter to be funded at the Closing will not be made available on the Closing Date.

(c) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, there are no other Contracts, arrangements or understandings entered into by Buyer or any Affiliate thereof related to the funding of the Financing (except for (i) customary fee letters relating to the commitments in the Debt Commitment Letter, a true, complete and fully executed copy of each of which has been provided to Seller prior to the date of this Agreement, with only the fee amounts, pricing terms, pricing caps, “market flex” provisions and other commercially sensitive terms redacted; provided that Buyer represents and warrants that the redacted provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions or adversely affect the amount, availability or conditionality of the Financing), and (ii) customary engagement letters or non-disclosure agreements which do not impose any new conditions, modify or expand any existing conditions or impact the conditionality, availability or amount of the Financing) and would not reasonably be expected to prevent, impair or delay the consummation of the Financing or (iii) those that would not be reasonably expected to adversely affect the availability of any portion of the Financing and which do not impose any new conditions, modify or expand any existing conditions or otherwise adversely impact the conditionality, availability or amount of the Financing.

(d) On the Closing Date, assuming the Closing is consummated in accordance with the terms of this Agreement following satisfaction of the conditions precedent thereto, Buyer will have, taking into account the aggregate proceeds of the Financing, available cash that is sufficient to (i) pay the amounts payable by Buyer pursuant to Article 2 and (ii) pay all related fees and expenses of Buyer and its Representatives pursuant to this Agreement.

(e) Notwithstanding anything in this Section 3.2.6., Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Buyer obtain financing for any of the transactions contemplated by this Agreement.

3.2.7 Compliance with Laws.

(a) Buyer is aware of applicable Laws relating to the distribution and sale of the Products, and can legally import, store, distribute and sell the Products immediately as of the Closing.

(b) None of Buyer, any of Buyer’s Affiliates or any employee or consultant of Buyer has been debarred or deemed subject to debarment pursuant to Section 306 of the Act, nor are any such Persons the subject of a conviction described in such section.

3.2.8 No Broker. There is no broker, finder, investment banker or financial advisor acting or who has acted on behalf of or based upon arrangements made by Buyer or its Affiliates, who is entitled to receive any brokerage or finder’s or other fee or commission from Seller or any of its Affiliates in connection with the Transactions.

3.2.9 Securities Act. The Purchased Shares are being acquired for investment only and not with a view to any public distribution thereof. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and is capable of bearing the economic risks of such investment. Buyer understands and acknowledges that the Purchased Shares have not been registered under the Securities Act of 1933, the Securities Exchange Act of 1934, or any state or foreign securities Law and that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to (a) the terms of an effective registration statement under the Securities Act of 1933, and the Purchased Shares are registered under any applicable state or foreign securities Laws or (b) an exemption from registration under the Securities Act of 1933, and any applicable state or foreign securities Laws. Buyer is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933.

3.3 Exclusivity of Representations. Notwithstanding anything to the contrary in this Agreement:

3.3.1 BUYER, TOGETHER WITH AND ON BEHALF OF ITS AFFILIATES AND REPRESENTATIVES, ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.1 OR IN THE CERTIFICATE DELIVERED UNDER SECTION 2.5.2(a)(ii) OR CONTAINED IN ANY ANCILLARY AGREEMENT, (A) NEITHER SELLER NOR ANY OF SELLER’S AFFILIATES HAS MADE ANY REPRESENTATION OR WARRANTY EXPRESS OR IMPLIED WHATSOEVER RELATED TO THE PRODUCTS, THE PRODUCT BUSINESS, THE PURCHASED ASSETS, THE ASSUMED LIABILITIES, THE PURCHASED SHARES, THE PURCHASED SUBSIDIARY, THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS, INCLUDING WITH RESPECT

TO ANY INFORMATION, DOCUMENTS, OR MATERIALS FURNISHED TO OR FOR BUYER BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS, OR MATERIALS MADE AVAILABLE TO BUYER IN ANY “DATA ROOM,” MANAGEMENT PRESENTATION, OR ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS, AND (B) BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED IN CONNECTION WITH THE PRODUCTS, THE PRODUCT BUSINESS, THE PURCHASED ASSETS, THE ASSUMED LIABILITIES, THE PURCHASED SHARES, THE PURCHASED SUBSIDIARY, THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY CONTAINED IN SECTION 3.1 OR IN THE CERTIFICATE DELIVERED UNDER SECTION 2.5.2(a)(ii) OR IN ANY ANCILLARY AGREEMENT, BUYER IS ACQUIRING THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS WITHOUT ANY EXPRESS OR IMPLIED WARRANTIES, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY WARRANTY AS TO QUALITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY, CONDITION OF ASSETS, THE PROBABLE SUCCESS OR PROFITABILITY OF THE PRODUCT BUSINESS AFTER THE CLOSING OR AS TO ANY OTHER MATTER. FOR THE AVOIDANCE OF DOUBT, NOTHING IN THIS SECTION 3.3.1 SHALL PRECLUDE A CLAIM BY A PARTY HERETO FOR FRAUD (AS DEFINED HEREIN).

3.3.2 Acknowledgments Regarding Seller’s Representations and Warranties. Buyer acknowledges and agrees that (a) Section 3.1.4 does not address Litigation with respect to intellectual property matters or data privacy matters, which is the subject of Section 3.1.10, (b) Section 3.1.7 does not address regulatory matters, which are the subject of Section 3.1.8, (c) the representations and warranties of Seller in Sections 3.1.3, 3.1.4, 3.1.5 and 3.1.10 constitute the sole representations and warranties of Seller with respect to infringement and misappropriation of intellectual property, (d) nothing in this Agreement shall be construed as providing a representation or warranty with respect to Taxes for any taxable period (or portion thereof) beginning, after the Closing Date, including with respect to the existence, amount, expiration date or limitation on (or availability of) any Tax attribute (including methods of accounting) of Seller or any of its Affiliates for any taxable period (or portion thereof) beginning after the Closing Date and (e) Section 3.1.4 does not address Litigation with respect to employment or employee benefit matters, which is the subject of Section 3.1.11 and Section 3.1.12.

ARTICLE 4

PRE-CLOSING COVENANTS

4.1 Access and Information.

4.1.1 During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with Article 9 (the “Pre-Closing Period”), Seller shall afford Buyer and its Representatives reasonable access, upon reasonable prior notice during normal business hours, to the books and records of Seller and its Affiliates to the extent related to the Products, the Product Business, the

Purchased Assets, Purchased Shares and the Assumed Liabilities (for clarity, excluding the Excluded Assets and Excluded Liabilities), as Buyer may reasonably request; provided, however, that (i) such access may be provided through an electronic data room; (ii) the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the competitive positions of the Parties; (iii) such access shall be subject to all applicable safety and security requirements communicated by Seller to Buyer and its Representative (including any requirements Seller and its Affiliates reasonably believe are necessary in light of the COVID-19 pandemic); and (iv) such access shall not unreasonably disrupt Seller’s ordinary course operations. During the Pre-Closing Period, Buyer hereby agrees that neither it nor any of its Affiliates or Representatives shall, directly or indirectly, contact any licensor, competitor, supplier, distributor or customer of, or service provider to, Seller or any of Affiliates with respect to the Products, the Product Business, the Purchased Assets, the Assumed Liabilities, the Purchased Subsidiary, this Agreement, the Ancillary Agreements or the Transactions, without the prior written consent of Seller, which consent may be withheld in Seller’s sole and absolute discretion. The auditors and independent accountants of Seller or any of its Affiliates shall not be obligated to make any work papers available to any Person under this Agreement, unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by Seller, Buyer shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with Seller or its Affiliates with respect to any information to be provided to Buyer pursuant to this Section 4.1.1.

4.1.2 Buyer acknowledges and agrees that (a) certain records may contain information relating to Seller or its Affiliates, other than the Product Business (and, notwithstanding the inclusion of such information in such records, such information shall not constitute Purchased Assets), and that Seller and its Affiliates may retain copies thereof and (b) prior to making any records available to Buyer, Seller or its Affiliates may redact any portions thereof that (i) do not relate to the Product Business, (ii) relate to any product or product candidate other than the Products or (iii) constitute Excluded Communications.

4.1.3 Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall be required to disclose any information or provide any such access pursuant to this Section 4.1 if such disclosure or access would reasonably be expected, in Seller’s reasonable judgment, to (a) breach, or take any action that could violate or breach, any fiduciary duty, duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise), Law (including any applicable Antitrust Law) or Contract with any other Person (other than any such Contract entered into by Seller or its Affiliates with the intent to subvert or circumvent Seller’s obligations under this Section 4.1), (b) waive or jeopardize any established legal privileges, including the attorney-client privilege or (c) disclose any trade secrets or other sensitive information (provided that, in any case, Seller and its Affiliates shall use their respective reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to enable Seller to satisfy its obligations under this Section 4.1).

4.2 Ordinary Course of Business.

4.2.1 During the Pre-Closing Period, except (a) as set forth in Schedule 4.2.1, (b) as required by applicable Law, (c) COVID-19 Response Actions, (d) as required by the terms of any Contract to which Seller or any of its Affiliates is a party as of the date hereof that has been made available to Buyer, (e) for any actions taken by Seller that are reasonably necessary to consummate the Transactions, (f) as required or expressly contemplated by the terms of this Agreement or any Ancillary Agreement, or (g) as Buyer shall otherwise consent in writing, which consent, solely with respect to clauses (vii), (xi) (xii), (xiii), (xv), and (xvii) below (and, solely with respect to the forgoing clauses, clause (xx)), shall not be unreasonably withheld, conditioned or delayed, Seller shall, and shall cause its Affiliates to, (x) use commercially reasonable efforts to (A) conduct the Product Business in the ordinary course of business and (B) maintain in effect all material Authorizations relating to the Product Business or the Purchased Subsidiary and (y) not take any of the following actions (it being understood and agreed that Seller and its Affiliates compliance with this clause (y) shall in no event result in a breach of the preceding clause (x)):

(i) adopt or propose any change to the certificate of incorporation or bylaws or equivalent organizational document, as applicable, of the Purchased Subsidiary;

(ii) issue, pledge, dispose of, transfer or sell any equity interests, notes, bonds or other securities of the Purchased Subsidiary (or any option, warrant or other right to acquire the same) or redeem any of the equity interests of the Purchased Subsidiary;

(iii) declare and pay dividends or make distributions or other transfers by the Purchased Subsidiary, except that the Purchased Subsidiary shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers (including in connection with any “cash sweep” arrangements with Seller or any of its other Affiliates) to Seller or any of its other Affiliates prior to the Closing;

(iv) permit the Purchased Subsidiary to (A) acquire a business or any significant assets of a business from any other Person or (B) merge or consolidate with any other Person;

(v) transfer, sell, assign, lease, license, sub-license, abandon, waive, relinquish, allow to lapse, fail to maintain or otherwise dispose of any Registered IP or other material Purchased Assets, or permit the Purchased Subsidiary to transfer, sell, lease, license or otherwise dispose of any material assets of the Purchased Subsidiary, in each case, other than (A) dispositions of assets at the end of their useful lives or out of redundancy, (B) the abandonment, cancellation or lapse of any such Purchased Intellectual Property at the end of its final, non-extendable term under the rules of the applicable patent or trademark offices or under operation of Law, (C) sales of Product inventory, and non-exclusive licenses granted, in the ordinary course of business or (D) as required or contemplated by Section 2.1.5;

(vi) subject any material Purchased Assets, or permit the Purchased Subsidiary to subject any of its respective material assets (including the Purchased Shares), to any Encumbrance (other than any Permitted Encumbrance);

(vii) except as to the extent required by the terms of any Employee Benefit Plan as in effect on the date hereof, (A) grant or promise to grant to any Business Employee any increase in compensation or benefits, including severance or termination pay, other than in connection with any changes to broad-based benefits (other than severance or termination benefits) that apply uniformly to Business Employees and other similarly situated employees of Seller or its Affiliates and that are not targeted at Business Employees and will not materially increase costs for the Buyer or any of its Affiliates after the Closing, (B) adopt, enter into, establish, terminate or materially amend any Employee Benefit Plan, other than with respect to Employee Benefit Plans in which employees of Seller or its Affiliates (in addition to Business Employees) generally are eligible to participate or with respect to amendments or modifications that apply to service providers of Seller or its Affiliates (in addition to Business Employees) generally, in each case, that are not targeted at Business Employees, (C) hire or promote any Business Employee, or internally transfer or alter duties and responsibilities of any employee such that the employee becomes a Business Employee, in any such case, other than to fill vacancies in the ordinary course of business, (D) demote or terminate (other than for cause) any Business Employee, or (E) except with respect to Specified Employees, internally transfer or otherwise alter the duties and responsibilities of any employee such that the employee ceases to be Business Employee;

(viii) recognize a labor union or similar organization or enter into a collective bargaining agreement or similar agreement with the Purchased Subsidiary, any Business Employee or, to the extent such recognition or agreement would be binding upon Buyer or any of its Affiliates after the Closing, any other service provider to the Product Business;

(ix) permit the Purchased Subsidiary to make any loans, advances, guarantees or capital contributions to or investments in any Person, other than in the ordinary course of business;

(x) commence any clinical trial for any Product;

(xi) enter into any Contract that would be a Material Purchased Contract if in effect on the date hereof or terminate any Material Purchased Contract, or make any material amendment to or waive any material right or remedy under any Material Purchased Contract;

(xii) (A) make any material change in the advertising, terms of sale, collection or payment practices of the Product Business that are outside the ordinary course of business, (B) enter into any material business practices, programs or long term allowances with respect to the Product Business not previously used in the ordinary course of business, or (C) engage in the practice of “channel stuffing” with respect to Inventory;

(xiii) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to, any Litigation (other than a Tax Proceeding) that (A) results in any material restriction on the Purchased Subsidiary, the Product Business or any Product in the Territory or (B) results in a Liability to the extent that such Liability would constitute an Assumed Liability or a material Liability of the Purchased Subsidiary, taken as a whole;

(xiv) adopt a plan of complete or partial liquidation or dissolution, recapitalization or other reorganization affecting the Purchased Assets, the Product Business, the Purchased Subsidiary or any Product;

(xv) make any change in any method of financial accounting or auditing practice in respect of the Product Business or the Purchased Subsidiary (including, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) other than changes required as a result of changes in IFRS or applicable Law;

(xvi) with respect to the Purchased Subsidiary, (A) make, change or revoke any material Tax election, (B) amend any material Tax Return, (C) adopt or change any material method of Tax accounting, (D) change any Tax accounting period, (E) settle, compromise, surrender or otherwise abandon any Tax Proceeding in respect of any material Taxes or a material Tax liability, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law), or (G) request a Tax ruling from any Governmental Authority;

(xvii) enter into any material partnership, joint venture or joint development arrangement with one or more Persons relating to the Product Business or any of the Products, other than the entry into arrangements for the distribution or sale of any Product in the ordinary course of business;

(xviii) incur, assume or guarantee any indebtedness that would be an Assumed Liability or that would be indebtedness of the Purchased Subsidiary (other than any such indebtedness incurred in the ordinary course of business); or

(xix) agree, in writing or otherwise, to take any of the foregoing actions.

4.2.2 Notwithstanding Section 10.2, all requests for, and the granting of any, consent under this Section 4.2 may be provided by email, if to Seller, to [***], and if to Buyer, to [***].

4.2.3 Until the earlier of (a) the end of the Pre-Closing Period and (b) the completion of a separation transaction involving Sandoz, Seller will cause Sandoz not to submit an Abbreviated New Drug Application to the FDA for a generic version of the lifitegrast ophthalmic solution product being sold under the brand name Xiidra®.

4.2.4 Nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control, direct or influence the Product Business or the operations of the Purchased Subsidiary prior to the Closing, and nothing contained in this Agreement is intended to give Seller or its Affiliates, directly or indirectly, the right to control, direct or influence Buyer’s operations. Prior to the Closing, each of Buyer, on the one hand, and Seller and its Affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates respective operations.

4.3 Efforts; Regulatory and Other Authorizations; Notices and Consents.

4.3.1 Each of Buyer and Seller shall, and shall cause their respective Affiliates to, (a) use its reasonable best efforts to promptly obtain all Consents of, or make registrations, declarations or filings with, all Governmental Authorities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement (including receiving or obtaining the termination or expiration of any waiting periods applicable under any Antitrust Law or similar Law), (b) cooperate fully in promptly seeking to obtain all such Consents, or make such registrations, declarations, or filings, and (c) consistent with the other provisions in this Section 4.3, provide such other information to any Governmental Authority as such Governmental Authority may request in connection herewith. Buyer shall pay all filing fees under the HSR Act and for any filings required in the jurisdictions set forth in Schedule 7.1.2.

4.3.2 Without limitation of the foregoing, the Parties agree to, and, if applicable, shall cause their Affiliates to, file promptly (but in no event later than 15 Business Days after the date hereof) any Notification and Report Forms and related material required to be filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the Transactions and to supply as promptly as practicable and advisable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. The Parties agree to, and, if applicable, shall cause their Affiliates to, make as promptly as practicable and advisable any filings and notifications, jointly determined by the Parties to be required for consummation of the Transactions, under any other applicable Antitrust Laws (including with respect to the Authorizations set forth on Schedule 7.1.2) and to supply as promptly as practicable and advisable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to such Antitrust Laws. Neither Buyer, on the one hand, nor Seller, on the other hand, may (or may permit any of their respective Affiliates to), without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), (a) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Authority with additional time to review the Transactions, or (b) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority.

4.3.3 Without limiting the generality of anything contained in Section 4.3.1, the reasonable best efforts obligations of Buyer and Seller under Section 4.3.1 shall include each Party defending, and causing their respective Affiliates to defend, through litigation on the merits any claim asserted by any Person in order to avoid entry of, or to have vacated or terminated, any order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date. For the avoidance of doubt, nothing in this Agreement shall require Buyer or any of its Affiliates to propose, negotiate, offer or effect any sale, divestiture, license or other disposition of any assets, rights or businesses of either Party or their respective Affiliates or otherwise commit to take any action which may limit Buyer’s freedom of action with respect to any assets, rights or businesses of either Party or their respective Affiliates. In no event shall Seller (or any of its Affiliates) propose, negotiate, offer or agree to any such actions without the prior written consent of Buyer.

4.3.4 As soon as practicable after the date of this Agreement, Seller shall cause notice to be given to the Office of Inspector General of the Department of Health and Human Services (“OIG”) as required pursuant to Section IV of the Corporate Integrity Agreement, effective as of June 30, 2020, between OIG and Novartis Corporation (the “Corporate Integrity Agreement”) in connection the Transactions, and thereafter Seller shall use its commercially reasonable efforts to obtain a written determination from OIG providing that following the Closing none of the Product Business, the Purchased Assets or Buyer or any of its Affiliates shall be subject to the requirements of the Corporate Integrity Agreement. Each of the Parties shall (a) cooperate fully with each other in promptly seeking to obtain such written determination from OIG and (b) provide such other information to OIG as OIG may request in connection therewith. Notwithstanding anything to the contrary, the failure to obtain such written determination from OIG shall not in any manner prevent or delay the occurrence of the Closing.

4.3.5 To the extent permitted by applicable Law or the applicable Governmental Authority, each of Buyer, on the one hand, and Seller, on the other hand, shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Section 4.3 and permit the other to review in advance any proposed substantive communication by such Party to any Governmental Authority. Unless required by a Governmental Authority, neither Buyer, on the one hand, nor Seller, on the other hand, shall (or permit any of their respective Affiliates to) agree to participate in any substantive communication with such Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to this Section 4.3 unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such communication. Buyer, on the one hand, and Seller, on the other hand, will, and will cause their respective Affiliates to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act; provided, however, that, subject to the other obligations under this Section 4.3, Buyer, on behalf of the Parties, shall control and lead all communications and strategy in connection with the process of obtaining any Consents pursuant to this Section 4.3 (other than with respect to Section 4.3.4). Buyer, on the one hand, and Seller, on the other hand, will promptly provide each other with copies of all substantive correspondence, filings or communications between them or any of their Representatives or Affiliates, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Products, the Product Business, Purchased Assets or the Purchased Subsidiary, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine.

4.3.6 Buyer shall not, and shall cause its Affiliates not to, acquire or license (or agree to acquire or license) any assets, property or securities if, individually or in the aggregate, such acquisition, acquisitions, license or licenses would reasonably be expected to make it more difficult, or to materially increase the time required, to: (a) obtain the expiration or termination of the waiting period under the HSR Act, or approval under any Antitrust Law, applicable to the Transactions; (b) avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions; or (c) obtain all Consents of, or registrations, declarations or filings of Governmental Authorities necessary for the consummation of the Transactions.

4.4 Notices. During the Pre-Closing Period, each Party shall promptly, after any of its officers obtains actual knowledge of such matter, notify the other Party of the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of the other Party to consummate the Transactions set forth in Article 7 not to be satisfied, or any written notice or other written communication received by such from a Governmental Authority or from any Person indicating that the Transactions may require such Person’s Consent; provided, however, that an unintentional failure to give notice under this Section 4.4 shall not be deemed to be a breach of covenant under this Section 4.4 and shall constitute only a breach of any underlying representation, warranty, covenant, agreement or obligation, as the case may be, that resulted in the need to provide such notice.

4.5 Intercompany Accounts. Prior to the Closing Date, Seller and its applicable Affiliates shall take all action necessary so that all intercompany accounts relating to corporate, rather than commercial, relationships or services as of the Closing Date between Seller or any of its Affiliates (other than the Purchased Subsidiary), on the one hand, and the Purchased Subsidiary, on the other hand, shall be settled in full or, at the option of Seller, but only to the extent permitted by Law, cancelled, and any Contracts or other arrangements to the extent relating to the foregoing, together with any Affiliate Contracts (except as expressly permitted by this Agreement), shall be terminated, in each case, on or prior to the Closing.

4.6 Resignations. Seller shall cause each director and officer of the Purchased Subsidiary to resign in such capacity, such resignations to be effective as of the Closing.

ARTICLE 5

ADDITIONAL COVENANTS

5.1 Cooperation in Litigation and Investigations.

5.1.1 Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, will cooperate with each other in the defense, appeal or settlement of any Litigation, examination or audit involving the Product Business and the Products for which the other party has responsibility under this Agreement by providing, subject to applicable Law, the other party and such other party’s legal counsel and other designated Persons access to employees, records, documents, data, facilities and other information regarding the Product Business and the Products as such other party may reasonably request, to the extent maintained or under the possession or control of the requested party. The requesting party shall reimburse the other party for its reasonable out-of-pocket expenses paid to Third Parties in performing its obligations under this Section 5.1. Notwithstanding the foregoing, (a) this Section 5.1 shall not apply to any Litigation in which Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, are opposing parties and (b) nothing contained in this Section 5.1 shall obligate Buyer, Seller or any of their respective Affiliates to (i) waive any established legal privileges, including the attorney-client privilege, held by such Person, (ii) breach any duty of confidentiality owed to any other Person (whether such duty arises contractually, statutorily or otherwise) or any Contract with any other Person or (iii) violate any applicable Law (provided that, in any case in this clause (b), Buyer, Seller or their respective Affiliates, as the case may be, shall use its or their respective reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to enable such Persons to satisfy their obligations under this Section 5.1).

5.1.2 Additionally, at Buyer’s reasonable request and sole cost, Seller shall, and shall cause it Affiliates to, use its and their commercially reasonable efforts, to make available to Buyer and Buyer’s legal counsel and other designated Persons access to (a) applicable records, documents, data, and other information in Seller’s possession or control which Seller or its Affiliates have the right to disclose in accordance with applicable Law (it being understood that Seller and its Affiliates shall use their respective reasonable best efforts to obtain any required Consents and take such other reasonable actions to enable such disclosure), and (b) any employee, independent contractor or other Person (including any inventor of any Intellectual Property Rights included in the Purchased Intellectual Property) who remains employed, contracted or engaged by Seller or its Affiliate or that Seller or its Affiliate otherwise has the right to require to perform such actions, in each case clauses (a) and (b), to the extent necessary for Buyer or its Affiliates to secure or maintain registration for or issuance of, or to defend or enforce any Purchased Intellectual Property.

5.1.3 Seller shall not, and shall cause its Affiliates (for so long as they remain Affiliates of Seller) not to, challenge (or assist any other Person in challenging) the validity or enforceability of any Purchased Intellectual Property, or Buyer’s or its Affiliates’ rights therein, provided that the foregoing shall not apply with respect to any such challenge: (a) which Seller or its Affiliates has been compelled to participate by a Governmental Authority of relevant jurisdiction, or (b) is necessary or reasonably required to assert a cross-claim or a counterclaim, including asserting any defense or counterclaim in, or otherwise responding to, any patent infringement suit filed by Buyer or any of its Affiliates or (sub)licensees against Seller or any of its Affiliates or (sub)licensees. Furthermore, Seller shall not, and shall cause its Affiliates not to, knowingly file any Patent Rights that claim any Purchased Know-How; provided that if it does (or its Affiliates do) file any Patent Right that claim any Purchased Know-How, then such Patent Rights shall be deemed “Purchased Assets” for the purposes of Section 5.11, and treated accordingly subject to the terms thereof as if it were a Purchased Asset which was not transferred to Buyer at the Closing.

5.2 Publicity.

5.2.1 Other than the press release(s) to be agreed on by Buyer and Seller to be issued following the execution of this Agreement, neither Buyer nor Seller will issue or permit their respective Affiliates to issue any press release, website posting or other public announcement related to this Agreement, the Ancillary Agreements or the Transactions without the joint approval of Seller and Buyer, which approval shall not be unreasonably withheld, conditioned or delayed, except in any public disclosure which either Seller or Buyer, in its good faith judgment, believes is required by applicable Law or by any stock exchange on which its securities or those of its Affiliates are listed. If either Party, in its good faith judgment, believes such disclosure is required, such Party will use its commercially reasonable efforts to consult with the other Party prior to its issuance to allow the other Party to comment on such disclosure in advance of such issuance and to consider in good faith any timely revisions proposed by the other Party, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed. Notwithstanding the foregoing, without the approval of the other Party, subject to the other terms and conditions of this Agreement (including Section 4.3 and Section 5.3), (a) Buyer and Seller and their respective Affiliates may communicate with Governmental Authorities and Seller and its Affiliates may communicate with their customers, suppliers, distributors or other Persons engaged in the Product Business, regarding this Agreement, the Ancillary Agreements and the Transactions, including in order to obtain Consents of or from any such Person necessary or desirable to effect the consummation of the Transactions, and (b) Buyer and Seller and their respective Affiliates may make public announcements and engage in public communications regarding this Agreement, the Ancillary Agreements and the Transactions, in the case of this clause (b), to the extent such announcements or communications are consistent with the Parties’ prior public communications made in compliance with this Section 5.2.

5.2.2 Seller acknowledges that Buyer is required to publicly file this Agreement with the SEC and the Canadian Securities Administrators. Buyer or its applicable Affiliate, prior to making any such filing, shall provide Seller and its counsel with the version of this Agreement (and any other Ancillary Agreement) that it intends to file and consider in good faith any comments, including requests for redactions, provided by Seller or its counsel thereto.

5.2.3 Notwithstanding any other provision of this Agreement, the requirements of this Section 5.2 shall not apply to any disclosure of Seller, Buyer, or any of their respective Affiliates, of any information concerning this Agreement, the Ancillary Agreements or the Transactions in connection with any dispute between the Parties or their respective Affiliates regarding this Agreement, the Ancillary Agreements, or the Transactions.

5.3 Confidentiality.

5.3.1 Subject to the terms of Section 5.23.6, Buyer acknowledges and agrees that the information provided to it, its Affiliates or its or their respective Representatives in connection with the Transactions, including pursuant to Section 4.1.1 and Section 5.6.1, is subject to the terms of the Confidentiality Agreement, dated April 7, 2023 (the “Confidentiality Agreement”), among the Parties or their respective Affiliates. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate and be of no further force and effect with respect to information to the extent relating to the Purchased Assets, the Assumed Liabilities, the Product Business and the Purchased Subsidiary; provided, however, that Buyer acknowledges and agrees that any and all other information provided to it by Seller or its Affiliates or Representatives concerning Seller or its Affiliates (other than information to the extent relating to the Purchased Assets, the Assumed Liabilities, the Product Business and the Purchased Subsidiary) shall remain subject to the terms and conditions of the Confidentiality Agreement following the Closing.

5.3.2 Until April 7, 2030, Seller shall, and shall cause its Affiliates to, treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data (a) that is obtained by Seller (or its Affiliates or Representatives) from Buyer (or its Affiliates or Representatives) in connection with this Agreement, any Ancillary Agreement or the Transactions or (b) to the extent relating to the Purchased Assets, the Assumed Liabilities, the Product Business and the Purchased Subsidiary (collectively, the “Confidential Information”) (whether such Confidential Information was obtained prior to or following the Closing) by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such Confidential Information as Seller used with respect thereto prior to the execution of this Agreement; provided, however, that Seller and its Affiliates shall not be permitted to use, disseminate or disclose any such Confidential Information with the intention of benefitting Sandoz; provided, further, that Seller and its Affiliates shall be entitled to disclose and use any such Confidential Information (a) in order to comply with applicable Law and their respective legal, regulatory, stock exchange, Tax and financial reporting requirements (subject to compliance with the immediately subsequent sentence), (b) in connection with any Litigation and (c) in order to perform their respective obligations or exercise or enforce their respective rights and remedies under, or to the extent reasonably necessary to exploit the benefits received by Seller and its Affiliates under, this Agreement or any Ancillary Agreement. In the event Seller or any of its Affiliates is requested pursuant to, or required by, applicable Law, including stock exchange listing rules and regulations, or legal process (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any information pursuant to clause (a) above, (i) Seller shall notify Buyer in writing in a timely manner so that Buyer may, at the sole cost and expense of Buyer, seek a protective Order or other appropriate remedy or, in Buyer’s sole discretion, waive compliance with the confidentiality provisions of this Agreement, and (ii) Seller shall cooperate with all reasonable requests by Buyer in connection with actions taken for the foregoing purpose, at the sole cost and expense of Buyer (and in any event, Seller may furnish only that portion of the information which Seller is advised by an opinion of its counsel is legally required, and if confidential treatment is available Seller exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded to such information). The obligations of Seller and its Affiliates pursuant to this Section 5.3.1 shall not extend to any Confidential Information, that is (x) required to be disclosed by applicable Law, or (y) except as a result of a disclosure by Seller or its Affiliates after the Closing in breach of this Agreement, generally available to the public or already known by a Third Party receiving such information from Seller or its Affiliates.

5.4 Noncompetition.

5.4.1 Seller agrees that, during the 24-month period commencing on the Closing Date, Seller shall not, and shall cause its Affiliates not to, engage, directly or indirectly, in the commercialization, in the United States, Canada or the United Arab Emirates, of any prescription pharmaceutical product that has received, for the applicable country of sale, Marketing Authorization and that has a label indication specifically for the treatment of the signs and symptoms of dry eye disease in humans (a “Competing Business”); provided that nothing herein shall prohibit (a) the acquisition by Seller or any of its Affiliates of a Person or business having not more than 25% of its sales (based on its latest annual consolidated financial statements) attributable to any Competing Business and the continuation of such Competing Business from and after such acquisition, (b) the acquisition by Seller or any of its Affiliates of a Person or business having more than 25% of its sales (based on its latest annual consolidated financial statements) attributable to any Competing Business and the continuation of such Competing Business from and after such acquisition; provided that Seller shall use commercially reasonable efforts to divest such Competing Business or a portion thereof so that the Competing Business represents not more than 25% of such diversified business’s sales (based on its latest annual consolidated financial statements), within 18 months following consummation of such acquisition, (c) the acquisition, holding of investments or direct or indirect ownership by Seller or any of its Affiliates of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Business, so long as such ownership interest represents not more than 25% of the aggregate voting power or outstanding capital stock or other equity interests of such Person, (d) Seller or any of its Affiliates entering into any joint venture, collaboration or other partnering arrangement with any Person that is engaged, directly or indirectly, in a Competing Business, so long as such joint venture, collaboration or other partnering arrangement does not involve a Competing Business or (e) Seller or any of its Affiliates from complying with their respective obligations under this Agreement or any Ancillary Agreement. For the avoidance of doubt and notwithstanding the foregoing, (x) the development, commercialization, Manufacture, marketing, distribution, sale or other Exploitation activities relating to any of the businesses (other than the Product Business) or products or product candidates (other than Products) that are owned or controlled or, in the case of products, sold, in production or contemplated to be in production or sold, in each case, by Seller or any of its Affiliates as of the Closing Date (in each case, including any extensions or evolutions thereof) and (y) the ownership of any interest in any businesses (other than the Product Business) or products or product candidates (other than the Products) (in each case, including any extensions or evolutions thereof) by Seller or any of its Affiliates as of the Closing Date, in each case ((x) and (y)), shall not be considered a Competing Business, and the restrictions in this Section 5.4 shall not apply with respect to any of the foregoing activities; provided, further, that the restrictions contained in this Section 5.4 shall not apply to Sandoz to any extent (provided that the foregoing exceptions with respect to Sandoz shall not, in any way, limit the obligations of Seller pursuant to Section 5.3). This Section 5.4 shall cease to be applicable to any Person at such time as it is no longer an Affiliate of Seller and shall not apply to any Person that purchases assets, operations or a business from Seller or one of its Affiliates, if such Person is not an Affiliate of Seller after such transaction is consummated.

5.4.2 Seller acknowledges that: (a) its obligations under this Section 5.4 are reasonable in the context of the nature of the Product Business and the competitive injuries likely to be sustained by the Product Business and Buyer if Seller or any of its Affiliates were to violate such obligations; (b) the covenants in this Section 5.4 are adequately supported by consideration from Buyer for the benefit of Seller; and (c) the foregoing makes it necessary for the protection of the Product Business and Buyer that Seller uphold its obligations under this Section 5.4 for the reasonable time period contained herein. If any provision in this Section 5.4 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.4, but this Section 5.4 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties hereto that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.4 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

5.5 Non-Solicit.

5.5.1 For a period of 12 months following the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly solicit (or cause to be solicited) for employment or hire any Transferred Employee as of immediately following the Closing (any such employee, a “Covered Employee”); provided, that (a) the foregoing restriction shall not apply to (i) generalized searches for employees through media advertisements of general circulation, employment search firms, online job boards, open job fairs or other similar means which are not specifically targeted at such Covered Employees or hiring any person that responds to the same, (ii) soliciting or hiring any employees who first contact Seller or any of its Affiliates (A) who respond to such general solicitations or (B) who contact Seller (or any of its Affiliates) on their own initiative without any solicitation by or encouragement from Seller or any of Seller’s Affiliates or Representatives or (iii) any Covered Employee whose employment is terminated by Buyer or any of its Affiliates and (b) with respect to any Covered Employee who voluntarily ceases employment with Buyer or its Affiliates, the foregoing restriction shall terminate upon the earlier to occur of (i) the date that is 12 months following the Closing Date and (ii) the date that is six months following the cessation of such Covered Employee’s employment with Buyer or its Affiliates.

5.5.2 For a period of 12 months following the Closing Date, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly solicit (or cause to be solicited) for employment or hire any (a) person who is employed by Seller or an Affiliate of Seller with a title of director, vice president or higher, who had any oversight of, or interaction with, the Product Business, or (b) any person who is employed by Seller or an Affiliate of Seller and with whom Buyer, its Affiliates or any of their Representatives had contact with during, or who became known to Buyer, its Affiliates or any of its or their Representatives in connection with, the negotiation or consummation of the Transactions, and, other than with respect to Transferred Employees, who is at the time of such solicitation or hiring, or was within the six months preceding such solicitation or hiring, an employee of Seller or any of its Affiliates; provided, that (i) the foregoing restriction shall not apply to (A) generalized searches for employees through media advertisements of general circulation, employment search firms, online job boards, open job fairs or other similar means which are not specifically targeted at such employees or hiring any person that responds to the same, (B) soliciting or hiring any employees who first contact Buyer or any of its Affiliates (1) who respond to such general solicitations or (2) who contact Buyer (or any of its Affiliates) on their own initiative without any solicitation by or encouragement from Buyer or any of Buyer’s Affiliates or Representatives or (C) any such employee whose employment is terminated by Seller or any of its Affiliates, (ii) with respect to any such employee who voluntarily ceases employment with Seller or its Affiliates, the foregoing restriction shall terminate upon the earlier to occur of (A) the date that is 12 months following the Closing Date and (B) the date that is six months following the cessation of such employee’s employment with Seller or its Affiliates and (iii) in the case of employees of Seller or its Affiliates who provide services to Buyer pursuant to the Transition Agreement, the foregoing restriction shall apply to Buyer and its Affiliates until the date that is six months after the last date on which the services of such employees are provided by Seller or its Affiliates pursuant to the Transition Agreement.

5.6 Post-Closing Access and Information.

5.6.1 After the Closing Date and through the sixth anniversary of the Closing Date, Buyer shall, and shall cause its Affiliates to, on the one hand, and Seller shall, and shall cause its Affiliates to, on the other hand, grant to the other such access to financial records and other information in their possession related to their conduct of the Product Business, in each case with respect to periods or occurrences prior to the Closing Date, and such cooperation and assistance, in each case, as shall be reasonably required to enable the other to comply with their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of Litigation and insurance matters (other than in connection with any Litigation between or among the Parties or their respective Affiliates arising out of the Transactions, with respect to which applicable rules of discovery shall apply), in each case during normal business hours upon reasonable notice, and in a manner that does not unreasonably interfere with the ordinary course operation of the Product Business, consistent with applicable Law and in accordance with the reasonable safety and security requirements communicated by the Party granting access to the Party requesting access. Buyer, on the one hand, and Seller, on the other hand, shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first Party under this Section 5.6.1, but no other charges shall be payable by the requesting Party to the other Party in connection with such requests.

5.6.2 Notwithstanding anything to the contrary contained in this Agreement, neither Party shall be required to disclose any information or provide any such access pursuant to this Section 5.6 if such disclosure or access would reasonably be expected, in such Party’s reasonable judgment, to (a) breach, or take any action that could violate or breach, any fiduciary duty, duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise), Law (including any applicable Antitrust Law) or Contract with any other Person, (b) waive or jeopardize any established legal privileges, including the attorney-client privilege or (c) disclose any trade secrets or other sensitive information (provided that, in any case, each Party and their respective Affiliates shall use their respective reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to enable such Party to satisfy its obligations under this Section 5.6).

5.6.3 Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may destroy such records and information in accordance with their prevailing records retention procedures to the extent such books and records are no longer required by Law to be maintained, so long as Seller and its Affiliates have previously provided copies of such records and information pursuant to Section 5.6.1.

5.7 Commercialization. From and after the Marketing Authorization Transfer Date for each applicable country in the Territory, except to the extent otherwise provided in any Ancillary Agreement, as between Seller and its Affiliates and Buyer and its Affiliates, (a) Buyer, at its own cost and expense, shall be responsible for and have sole discretion over the commercialization, marketing strategy, promotion, distribution and sale of the Products in the Territory and shall independently determine and set prices for the Products in the Territory, including the selling price, volume discounts, rebates and similar matters; provided, that Buyer shall not, on a country-by-country basis, increase the wholesale acquisition cost for a Product in a calendar year by any amount that would, in the aggregate, exceed the lower of (a) the annualized percentage increase in the Healthcare Inflation Rate, as published by the United States Department of Labor, Bureau of Labor Statistics, for the immediately preceding calendar year (taking into account, for the calendar year in which the Closing occurs, any increases in the wholesale acquisition cost for a Product implemented in respect of such calendar year prior to Closing) and (b) nine percent per year, until such time as such Product is not being sold or distributed by or on behalf of Buyer or any of its Affiliates (including under the Transition Agreement or by any Third Party wholesaler or distributor) with a label of or referencing Seller or its Affiliates in the applicable country; (b) Buyer shall be responsible, at its own cost and expense, for all marketing, advertising and promotional materials related to the Products in the Territory; and (c) Buyer or its Affiliates shall be responsible for receiving and processing all orders, undertaking all invoicing, collection and receivables, and providing all customer service related to the sale of the Products in the Territory.

5.8 Regulatory Transfers.

5.8.1 Schedule 5.8.1 sets forth a timetable and plan for the Transfer of each Purchased Marketing Authorization to Buyer or its applicable designee pursuant to this Section 5.8 (such schedule, the “Marketing Authorizations Transfer Plan”). Buyer shall provide Seller with details of the identity of each Person to whom Buyer proposes to Transfer a Purchased Marketing Authorization pursuant to this Section 5.8.1 pursuant to and in accordance with the Marketing Authorizations Transfer Plan and shall ensure that all proposed transferees of Purchased Marketing Authorizations are legally authorized to hold the Purchased Marketing Authorizations to be Transferred to them and Exploit the Products in the jurisdictions covered by such Purchased Marketing Authorizations. Seller shall promptly notify Buyer if Seller reasonably believes that any proposed transferee does not meet the criteria in the immediately preceding sentence or Seller has experienced significant product quality or legal or regulatory compliance issues with such proposed transferee. The Parties may, in accordance with the Marketing Authorizations Transfer Plan, discuss Seller’s reasons for such belief and whether any Purchased Marketing Authorizations should be transferred to such proposed transferee, and Buyer shall consider Seller’s reasonable comments in good faith; provided that, unless Seller reasonably believes that it cannot lawfully effect such Transfer to such proposed transferee (in which case Buyer shall identify another proposed transferee to accept such Purchased Marketing Authorization), Buyer shall have sole discretion as to the identity of the proposed transferee. Unless otherwise agreed in writing by Seller, Buyer shall not permit any proposed transferee to which Seller has objected under this Section 5.8 to Exploit Seller Labeled Product. Notwithstanding anything to the contrary in this Section 5.8, nothing in this Section 5.8 shall apply with respect to any Purchased Marketing Authorization held by the Purchased Subsidiary, for which the Marketing Authorization Transfer Date shall be deemed to be the Closing Date.

5.8.2 Except to the extent provided otherwise in any Ancillary Agreement, Buyer and Seller shall (and shall cause their respective Affiliates to) use their respective commercially reasonable efforts to (a) cooperate with one another (which, in the case of each Party, shall include the obligation to execute documents promptly upon request to the extent necessary to timely effect the Transfers and to promptly deliver to the other Party any data, information or documentation to the extent reasonably necessary to timely effect the Transfers) and (b) complete and execute all documentation required, in each case, to effect the Transfer of the Purchased Marketing Authorizations as soon as reasonably practicable following the Closing. In each country in the Territory where, pursuant to applicable Law, Buyer, as the transferee of a Purchased Marketing Authorization, is permitted or required to file documents with a Regulatory Authority to effectuate the Transfer of such Purchased Marketing Authorization to Buyer or its designee, Buyer shall prepare and file all documents necessary to Transfer such Purchased Marketing Authorization as soon as reasonably practicable following the Closing. In each country in the Territory where, pursuant to applicable Law, Seller, as the holder of a Purchased Marketing Authorization, is required to file documents with a Regulatory Authority to effectuate the Transfer of such Purchased Marketing Authorization, Seller shall prepare and file all documents necessary to Transfer such Purchased Marketing Authorization as soon as reasonably practicable following the Closing. As soon as reasonably practicable following the Closing, Buyer shall prepare and file all documents necessary to Transfer the Purchased Marketing Authorizations in each country in the Territory where, pursuant to applicable Laws, either Buyer or Seller may file such required documents. The filing Party shall use commercially reasonable efforts to provide the non-filing Party with advance drafts of any documents to be filed with a Regulatory Authority pursuant to this Section 5.8.2 reasonably prior to the filing Party filing such documents with such Regulatory Authority and give the non-filing Party the right to review and comment on the same. The filing Party shall consider in good faith any reasonable comments timely provided by the non-filing Party. The filing Party shall (and shall cause its respective Affiliates, as applicable, to) use commercially reasonable efforts to submit the relevant documents to the relevant Regulatory Authority on or prior to the deadline for submission for such Purchased Marketing Authorization as set forth in the Marketing Authorizations Transfer Plan.

5.8.3 The Party that has responsibility for filing the documents with a Regulatory Authority to Transfer a Purchased Marketing Authorization will (a) promptly notify the non-filing Party upon the making of any of its submissions to any Regulatory Authority for the Transfer of such Purchased Marketing Authorization (providing copies thereof) and the expected approval or effective date (if any is communicated or indicated to the filing Party by the Regulatory Authority); (b) provide the non-filing Party with material status updates as to such Transfers on an ongoing basis and promptly notify the other Party of any material communication (whether written or oral) from a Regulatory Authority in relation to a Transfer (and provide a copy of such communication to the other Party) and give the non-filing Party reasonable notice of all meetings and telephone calls with any Regulatory Authority expected to have a material impact upon a Transfer and give the non-filing Party a reasonable opportunity to participate at each such meeting or telephone call; and (c) notify the non-filing Party in writing of the effectiveness of the Transfer of such Purchased Marketing Authorization and the applicable Marketing Authorization Transfer Date, promptly following the applicable Regulatory Authority’s approval or acknowledgment of such Transfer.

5.8.4 Except to the extent provided otherwise in any Ancillary Agreement, each Party shall bear its own costs and expenses in connection with the Transfer of the Purchased Marketing Authorizations to Buyer or its designee; provided, however, that Buyer shall be responsible for (a) the payment of any filing or similar fees payable to the applicable Regulatory Authorities with respect to the Transfer of the Purchased Marketing Authorizations and (b) any costs and expenses reasonably incurred by Seller or its Affiliates related to the withdrawal or termination of Purchased Marketing Authorizations (including any costs and expenses associated with the Manufacture or destruction of any remaining inventory held for the countries for which such Purchased Marketing Authorizations are withdrawn or terminated).

5.8.5 Unless otherwise required by applicable Law and subject to Section 5.8.5, from the Closing Date until the relevant Marketing Authorization Transfer Date for such Purchased Marketing Authorization, Seller shall or shall cause its applicable Affiliate to use commercially reasonable efforts to (a) maintain in force each Purchased Marketing Authorization held by it, (b) comply with the terms of any such Purchased Marketing Authorization and (c) unless Buyer reasonably objects, progress any variation filed prior to the Closing Date to the Purchased Marketing Authorizations, at Buyer’s cost. Any variation to the Purchased Marketing Authorizations to be filed on or after the Closing Date shall be handled in accordance with the Marketing Authorizations Transfer Plan.

5.8.6 If, as of the third anniversary of the Closing Date (the “Withdrawal Date”), any Purchased Marketing Authorizations shall not have been Transferred to Buyer or its applicable designee, and Buyer shall have provided written notice to Seller that Buyer (a) is still actively seeking the Transfer of any such Purchased Marketing Authorizations and (b) agrees to pay any and all out-of-pocket costs of Seller and its Affiliates for the maintenance and renewal of such Purchased Marketing Authorizations, then Seller and its Affiliates shall not withdraw or terminate such Purchased Marketing Authorizations for a reasonable period of time as agreed by the Parties. In all other events, following the Withdrawal Date, Seller and its Affiliates may withdraw or terminate such Purchased Marketing Authorizations.

5.8.7 Notwithstanding anything to the contrary set forth in this Agreement, except to the extent provided otherwise in any Ancillary Agreement, transfer of legal title to the Purchased Marketing Authorizations that will be Transferred to Buyer or any of its Affiliates or designees shall be effective as of the applicable Marketing Authorization Transfer Date.

5.8.8 Each Party shall, and shall cause its Affiliates to, provide such reasonable assistance to the other Party as is necessary for the other Party to make any filings contemplated to be made by it under this Section 5.8; provided, that in connection with the activities contemplated by this Section 5.8, neither Seller nor any of its Affiliates shall be required to (a) conduct any additional studies (or extensions of existing studies) or generate any additional data, (b) reformat any Purchased Regulatory Documentation in connection with the activities contemplated under this Section 5.8; or (c) take any actions to change the status of a Purchased Marketing Authorization from “withdrawn” to “active.”

5.9 Regulatory Responsibilities. Subject to the terms of Section 5.10 and the Ancillary Agreements, for each country in the Territory, following the Marketing Authorization Transfer Date for such country, except as required by a Party to comply with applicable Law or to exercise its rights and obligations hereunder or under any other Ancillary Agreement, Buyer shall have the sole right and responsibility for (a) taking all actions, obtaining and maintaining all Marketing Authorizations and registrations necessary for the Product Business in such country, paying all fees and conducting all communications with applicable Governmental Authorities with respect to the Purchased Marketing Authorizations, including filing all reports (including Adverse Event reports) with applicable Governmental Authorities, (b) obtaining such Marketing Authorizations as are necessary for Buyer’s own Product Labeling and complying with such Marketing Authorizations upon receipt thereof and (c) taking all actions and conducting all communications with Third Parties in respect of any Product sold pursuant to the Purchased Marketing Authorizations in such country.

5.10 Pharmacovigilance; Medical and Other Inquiries; Recalls.

5.10.1 Pharmacovigilance. As promptly as reasonably practicable and in any event, in time to ensure that all regulatory requirements are met, the Parties shall negotiate in good faith and use their respective reasonable best efforts to negotiate and finalize the Pharmacovigilance Agreement for the medicinal Products to ensure that adverse events and other safety information is exchanged and reported to the relevant Regulatory Authorities in compliance with the applicable Laws and requirements of Regulatory Authorities. The Pharmacovigilance Agreement will cover the terms for the provision of the legacy safety cases (i.e., the data occurring prior to the Pharmacovigilance Agreement effective date) for the medicinal Products from the Global Safety Database from Seller to Buyer.

5.10.2 Medical and Other Inquiries. Except to the extent otherwise provided in any Ancillary Agreement, Buyer or its designee, from and after the Closing, (a) shall be responsible for, and shall handle and respond to, all customer complaints and inquiries (including medical and non-medical inquiries) related to a Product in the Territory, and (b) shall be responsible for, and shall conduct, all correspondence and communication with physicians and other health care professionals in the Territory relating to a Product. Buyer, or its respective designees, shall keep such records and make such reports as shall be reasonably necessary to document such communications in compliance with applicable Law.

5.10.3 Recalls. For each country in the Territory, from the Closing Date and until the Marketing Authorization Transfer Date for such country, Seller shall have control, in consultation with Buyer (unless prohibited by applicable Law), over whether to conduct a recall or market withdrawal, as applicable, of any unit of Product sold in the Territory and the manner in which any such recall or market withdrawal shall be conducted. In the event of a dispute or disagreement between the Parties with respect to any such recall or market withdrawal, such dispute shall be referred to Senior Vice President, Global Regulatory Affairs of Buyer and to Head, Country Quality, US of Seller for resolution. If such executives cannot resolve such matter within three days after the date of the matter is referred to them (or such shorter period as may be required by the circumstances), then the decision of Seller shall be the final decision with respect to such matter. In addition, for an applicable country in the Territory, following the Marketing Authorization Transfer Date for the applicable country until the longer of the first anniversary of such Marketing Authorization Transfer Date and the date of expiry of the last lot of Product sold by Seller in such country prior to the Closing Date, on the reasonable request of Buyer, Seller shall provide any reasonably requested information that is not otherwise available to Buyer or any of its Affiliates from available documentation and that is required in connection with a recall or market withdrawal, as applicable, of any unit of Product sold in the such country by Seller prior to the Closing Date and the manner in which any such recall or market withdrawal shall be conducted, provided that the decision of Buyer shall be the final decision with respect to such matter.

5.11 Wrong Pockets. During the 12-month period following the Closing Date, if either Buyer or Seller becomes aware that any of the Purchased Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other Party in writing and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, for no additional consideration to the other Party, to (a) Buyer, in the case of any Purchased Asset which was not transferred to Buyer at the Closing, or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer.

5.12 Accounts Receivable; Accounts Payable.

5.12.1 Accounts Receivable. The Parties acknowledge and agree that all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates outstanding on the Closing Date shall remain the property of Seller or its applicable Affiliate and shall be collected by Seller or its Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any payments from any obligor with respect to any such accounts receivable, notes receivable or other indebtedness with respect to the Product Business, then Buyer shall, within 30 days after receipt of such payment, remit the full amount of such payment to Seller or its applicable Affiliate. In the case of the receipt by Buyer of any payment from any obligor of both Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Buyer or its Affiliates with the excess, if any, remitted to Seller or its Affiliates. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable of Buyer or any of its Affiliates for any period after the Closing Date, then Seller or its Affiliates shall, within 30 days after receipt of such payment, remit the full amount of such payment to Buyer or its Affiliate. In the case of the receipt by Seller or its Affiliates of any payment from any obligor of both Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller or its Affiliates with the excess, if any, remitted to Buyer or its Affiliates.

5.12.2 Accounts Payable. The Parties acknowledge and agree that all accounts payable, notes payable and other indebtedness for borrowed money due and owed by Seller or any of its Affiliates to any Third Party outstanding on the Closing Date shall remain the Liability and obligation of Seller or its applicable Affiliate and shall be payable by Seller or its applicable Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Buyer or its Affiliates receive any invoices from any Third Party with respect to any account payable outstanding as of the Closing, then Buyer shall, within 30 days after receipt of such invoice, provide such invoice to Seller. In the event that, subsequent to the Closing, Seller or its Affiliates receive any invoices from any Third Party with respect to any account payable of Buyer or any of its Affiliates with respect to the Product Business for any period after the Closing, then Seller or its Affiliates shall, within 30 days after receipt of such invoice, provide such invoice to Buyer.

5.13 Certain Tax Matters.

5.13.1 Transfer Taxes. Buyer shall be responsible for and timely pay all Transfer Taxes, including any applicable VAT, imposed on any sale, transfer, or assignment of property to Buyer pursuant to this Agreement. Seller shall, and shall cause its Affiliates to, cooperate with Buyer in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Seller shall, and shall cause its Affiliates to, execute and deliver all instruments and certificates necessary to enable Buyer and its Affiliates to comply with any filing requirements relating to any such Transfer Taxes, and shall reasonably cooperate with Buyer to minimize any Transfer Taxes to the extent permitted by applicable Tax Law.

5.13.2 Tax Returns.

(a) Seller shall prepare, or cause to be prepared, (i) any combined, consolidated or unitary Tax Return that includes one or more of Seller and any of its Affiliates (other than the Purchased Subsidiary), on the one hand, and the Purchased Subsidiary, on the other hand (a “Seller Combined Tax Return”), and (ii) any Tax Return of the Purchased Subsidiary for any taxable period ending on or prior to the Closing Date that is due to be filed (taking into account valid extensions) on or after the Closing Date (a “Seller Separate Tax Return”). Seller shall prepare, or cause to be prepared, any such Seller Separate Tax Return in a manner consistent with the Purchased Subsidiary’s past practice, unless otherwise required by applicable Law or this Agreement, and shall furnish each such Seller Separate Tax Return to Buyer at least 20 days (or, with respect to non-income Tax Returns, such shorter time as may be reasonable taking into account the type of such Tax Return) prior to the due date for filing such Seller Separate Tax Return (taking into account any applicable extensions) for Buyer’s review and comment. Buyer shall provide to Seller any comments at least 10 days (or, with respect to non-income Tax Returns, such shorter time as may be reasonable taking into account the type of such Tax Return) prior to the due date for filing such Seller Separate Tax Return (taking into account any applicable extensions) and Seller shall consider such comments in good faith. Seller shall provide a final copy of such Seller Separate Tax Return reflecting Buyer’s comments with which Seller agrees not less than two days prior to the due date for filing such Seller Separate Tax Return (taking into account any applicable extensions) along with payment by Seller of the amount of any Taxes shown thereon as due, and the Purchased Subsidiary shall file, or cause to be filed, such Seller Separate Tax Return in a timely manner and timely remit such Taxes. Buyer shall not amend or cause to be amended any Seller Separate Tax Return once filed without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Buyer shall prepare, or cause to be prepared, all Tax Returns of the Purchased Subsidiary for any Straddle Tax Period (each, a “Buyer Separate Tax Return”). For this purpose, Buyer shall prepare, or cause to be prepared, any such Buyer Separate Tax Return in a manner consistent with the Purchased Subsidiary’s past practice, unless otherwise required by applicable Law or this Agreement, and shall furnish each such Buyer Separate Tax Return to Seller at least 20 days (or, with respect to non-income Tax Returns, such shorter time as may be reasonable taking into account the type of such Tax Return) prior to the due date for filing such Buyer Separate Tax Return (taking into account any applicable extensions) for Seller’s review and comment. Seller shall provide to Buyer any comments at least 10 days (or, with respect to non-income Tax Returns, such shorter time as may be reasonable taking into account the type of such Tax Return) prior to the due date for filing such Buyer Separate Tax Return (taking into account any applicable extensions) and Buyer shall consider such comments in good faith. The Purchased Subsidiary shall file, or cause to be filed, such Buyer Separate Tax Return in a timely manner and shall timely remit, or cause to be timely remitted (taking into account any applicable extensions), all Taxes shown as due on such Tax Return; provided that Seller shall pay to Buyer the amount of any Taxes due with respect to such Tax Return that are Pre-Closing Taxes of the Purchased Subsidiary no less than three days prior to the due date therefor.

(c) Notwithstanding anything to the contrary in this Agreement, neither Party shall be required to provide any Person with any Tax Return of or with respect to any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which such Party or any of its Affiliates is a member.

(d) For any Straddle Tax Period, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined (i) as if such taxable period ended as of the end of the day on the Closing Date in the case of any gross receipts, income, withholding, payroll, employment and other similar Taxes imposed by reference to gross or net income or by reference to a transaction and (ii) in the case of any Taxes other than those described in clause (i), by multiplying the amount of Taxes for the entire Straddle Tax Period by a fraction the numerator of which is the number of days in the Straddle Tax Period from the beginning of the Straddle Tax Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Tax Period.

5.13.3 Assistance and Cooperation. Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate fully, including with respect to the provision of documentation and information, as and to the extent reasonably requested by the other Party, in connection with (a) the preparation and filing of any Tax Return, (b) determining a Liability or indemnity obligation for Taxes, a right to refund of Taxes or other Tax benefits and (c) conducting any Tax Proceeding or other claim or proceeding with respect to Taxes, in each case, relating to the Purchased Subsidiary, the Purchased Assets or the Assumed Liabilities. Such cooperation shall include the retention and, upon the other Party’s request, the provision of records and information that are reasonably relevant to any such request.

5.13.4 Tax Contests.

(a) After the Closing, each of Buyer and Seller shall promptly notify the other in writing of any proposed assessment or the commencement of a Tax Proceeding or of any demand or claim with respect to Taxes, of which such Party has been informed in writing by any Taxing Authority, which would reasonably be expected to serve as a basis for a claim for indemnification under Article 8. Such notice shall contain factual information (to the extent known to Seller or Buyer, as applicable) describing the asserted Liability for Taxes in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Liability for Taxes; provided, that failure to so notify Seller or Buyer, as applicable, shall not relieve any Party of its obligations hereunder unless and to the extent such Party is actually and materially prejudiced thereby.

(b) In the case of a Tax Proceeding with respect to the Purchased Subsidiary that relates to a taxable period ending on or prior to the Closing Date (a “Seller Tax Contest”), Seller shall control, at its sole expense, the conduct of such Seller Tax Contest; provided, that, subject to Section 5.13.4(d), (i) Seller shall provide Buyer with a timely and reasonably detailed account of all material developments in such Tax Proceeding and (ii) to the extent such Seller Tax Contest could reasonably be expected to have an adverse effect on Buyer or any of its Affiliates (including the Purchased Subsidiary) for a taxable period (or portion thereof) beginning after the Closing Date, Seller shall not settle, compromise or abandon any such Tax Proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) In the case of a Tax Proceeding with respect to the Purchased Subsidiary that relates to a Straddle Tax Period (a “Buyer Tax Contest”), Buyer shall have the right to control, at its sole expense, the conduct of such Buyer Tax Contest; provided, that, subject to Section 5.13.4(d), with respect to any such Buyer Tax Contest that would reasonably be expected to give rise to an indemnification obligation of Seller pursuant to Article 8, Buyer shall (i) provide Seller with a timely and reasonably detailed account of all material developments in such Tax Proceeding and (ii) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything to the contrary in this Agreement, a Party shall have the exclusive right to control in all respects, and neither the other Party nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which such Party or any of its Affiliates is a member.

5.13.5 Tax Refunds. Seller shall be entitled to any refunds of Taxes in respect of Excluded Taxes that are received by Buyer or any of its Affiliates (including the Purchased Subsidiary after the Closing), including such refunds received by way of any credits that become available against the Tax liability of Buyer or any of its Affiliates (including the Purchased Subsidiary after the Closing). Buyer shall pay over to Seller any such refund or the amount of any such credit, net of any expenses or Taxes incurred by Buyer or any of its Affiliates reasonably attributable to such refund or credit, within 15 days after receipt of such refund or, in the case of a credit, no later than 15 days following the filing of the applicable Tax Return where such credit is used to actually reduce Taxes otherwise payable. If any refund or credit paid over to Seller is subsequently disallowed, Seller shall promptly repay to Buyer or its Affiliate, as applicable, the amount of such disallowed refund or credit, together with any interest and penalties that are payable to the applicable Taxing Authority. Notwithstanding the foregoing, Section 8.3.6 shall apply with respect to any payment under this Section 5.13.5.

5.13.6 Records. Buyer and Seller agree, and agree to cause their respective Affiliates, to retain all records relating to Taxes of the Purchased Subsidiary and with respect to the Purchased Assets for all taxable periods (or portions thereof) ending on or prior to the Closing Date for the shorter of (a) the expiration of all applicable statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate and (b) six years. Thereafter, the Party holding such records may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such records at such other Party’s own expense. Notwithstanding anything to the contrary in this Agreement, access to and retention of all records relating to Taxes shall be governed by this Section 5.13 and the provisions of Section 5.1 and Section 5.6 shall not apply.

5.13.7 Tax Sharing Agreements. To the extent relating to the Purchased Subsidiary, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement and any Ancillary Agreement), if any, to which the Purchased Subsidiary, on the one hand, and Seller or any of its Affiliates (other than the Purchased Subsidiary), on the other hand, are parties, and none of Seller, any of its Affiliates, the Purchased Subsidiary or any of its Affiliates shall have any rights or obligations thereunder after the Closing.

5.13.8 Purchase Price Allocation. For income tax purposes, Buyer and Seller shall prior to the Closing Date mutually agree on an allocation of the Purchase Price and any other items that are treated as additional consideration for income tax purposes (the “Allocation”) between the Purchased Assets, on the one hand, and the Purchased Shares, on the other hand, which allocation shall be in accordance with Schedule 5.13.8 attached hereto. The Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Purchase Price or such other items. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of state, local or non-U.S. Law), each of Buyer and Seller shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with the Allocation and shall not take, and shall cause their respective Affiliates not to take, any position inconsistent with the Allocation on any Tax Return, in connection with any Tax Proceeding or otherwise.

5.13.9 Survival of Tax Covenants. The covenants contained in this Section 5.13 shall survive until 30 days after the expiration of the statute of limitations (including any extensions thereof) applicable to the relevant Taxes or Tax Return.

5.14 Returns; Payment Claims; Price Reporting. From and after the Closing, (a) Buyer and Seller will administer all returns of Product, and all payments and refunds therefor, in accordance with the Commercial Agreement and (b) responsibility for Payment Claims and price reporting to Third Party customers, including applicable Governmental Authorities, shall be allocated between the Parties in accordance with the Commercial Agreement.

5.15 Retained Names and Marks.

5.15.1 Retained Names and Marks.

(a) Buyer hereby acknowledges that all right, title and interest in and to (i) the Trademark Rights set forth on Schedule 5.15.1, (ii) all variations, translations and transliterations thereof, and all Trademark Rights incorporating any of the foregoing, and (iii) all national drug codes (NDCs) owned or controlled by Seller or any of its Affiliates and used or displayed on any Distribution Product, Product Labeling or Existing Promotional Stock (collectively, the “Retained Names and Marks”) are, as between the Parties and their respective Affiliates, owned exclusively by Seller or one of its Affiliates (excluding, from and after the Closing, the Purchased Subsidiary). Buyer further acknowledges that neither it nor any of its Affiliates (including the Purchased Subsidiary after Closing) is acquiring any rights to use the Retained Names and Marks, except as expressly provided below.

(b) Subject to the terms and conditions of this Section 5.15, Buyer shall be entitled to use, and Seller, on behalf of itself and its Affiliates, hereby grants Buyer a limited, non-exclusive, non-transferable, non-sublicensable (except to such of Buyer’s Affiliates that are engaged in the Exploitation of the Products and to such of Buyer or such Affiliates’ distributors and service providers working in their capacity as such, and solely within the scope of the license set forth herein) right and license, solely during the Applicable Transition Period, to use and display the Retained Names and Marks (and any other Trademark Rights or NDCs used or displayed on Existing Promotional Stock, or on Distribution Product or Product Labeling as at Closing or provided (directly or indirectly) by Seller or its Affiliates to Buyer or its Affiliates under the Transition Agreement) on Distribution Product, Product Labeling (only in connection with Distribution Product) and Existing Promotional Stock, in each case, solely as such Retained Names and Marks are used therein or thereon during the period between the Closing and the Distribution Transfer Date, and solely in connection with the Exploitation of such Distribution Products in a manner that is consistent in all material respect with the manner the Products were Exploited in connection with the Product Business immediately prior to Closing by or on behalf of Seller and its Affiliates.

(c) After the Applicable Transition Period, Buyer shall (i) cease using, and, as promptly as practicable after the Applicable Transition Period, remove or obliterate any Retained Names and Marks from any remaining Distribution Products, Product Labelling and Existing Promotional Stock (or destroy such Distribution Products, Product Labelling or Existing Promotional Stock, as applicable) that are in Buyer’s or its Affiliates’ possession or control and (ii) certify in writing to Seller such cessation and destruction within 30 Business Days following the end of each Applicable Transition Period. Buyer shall use, and cause each of its Affiliates to use, commercially reasonable efforts to cease its public use and display of Retained Names and Marks on any Distribution Products, Product Labelling and Existing Promotional Stock as soon as reasonably practicable prior to expiration of the Applicable Transition Period.

(d) Seller shall have the right to terminate the licenses to the Retained Names and Marks under this Section 5.15.1 upon written notice to Buyer if Buyer is in material breach of its obligations under this Section 5.15 with respect to the Retained Names and Marks and has failed to cure such material breach within 45 days (or such other time period as the

Parties may agree) following written notice from Seller of such material breach; provided that such period will extend for an additional 30 days if Buyer can reasonably show that it is continuing to make substantial, good faith efforts to cure such material breach. Following the Applicable Transition Period or the earlier termination thereof as permitted in this Section 5.15.1(d), Buyer shall cease its use of the Retained Names and Marks on Distribution Products, Product Labelling and Existing Promotional Stock.

(e) During the Applicable Transition Period, Buyer shall not, and shall and hereby does cause its Affiliates not to, adopt, use, register or seek to register any Trademark Rights, or any domain name or social media identifier, that incorporates or (other than with respect to NDCs) is confusingly similar to any of the Retained Names and Marks. Neither Seller nor any of its Affiliates shall have any obligation hereunder to maintain or undertake the registration, maintenance, prosecution or defense of any of the Retained Names and Marks. As soon as practicable after Closing Date, but in no event later than 90 days following the Closing Date, Seller shall, and shall cause it Affiliates to, as applicable, cancel or abandon any Trademark Rights, domain names, and social media identifiers (or associated accounts) that include both any Retained Names and Marks and any Purchased Trademark.

(f) Notwithstanding anything to the contrary, nothing in this Section 5.15 shall require Buyer or its Affiliates to destroy or modify (i) any materials kept for archival purposes or only used for internal business operations, or (ii) tooling equipment (other than Product molds) which display any Retained Names and Marks; provided that, to the extent reasonably feasible without undue cost or impediment to the utility or performance of such equipment, Buyer shall use commercially reasonable efforts to relabel or modify such equipment so that it no longer displays any Retained Names and Marks.

(g) Within the Mold Transition Period, Buyer shall (i) cease all use of the Product molds that are Purchased Assets and that cause any Retained Names and Marks to be applied or embossed on Products (or vials or other containers or packaging therefor) and, as promptly as reasonably practicable after the Mold Transition Period, remove or obliterate any Retained Names and Marks from such molds so that such molds no longer apply or emboss the Retained Names and Marks on Products (or vials or other containers or packaging therefor) or, if such removal or obliteration is not possible, destroy such molds and replace them, as desired, with molds that do not cause any Retained Names and Marks to be applied or embossed on Products (or vials or other containers or packaging therefor), and (ii) certify in writing to Seller that such cessation and removal or obliteration or destruction has been completed within 30 Business Days following the end of the Mold Transition Period. The Parties acknowledge and agree that Buyer’s rights to use and display Retained Names and Marks applied or embossed on Products (or vials or other containers or packaging therefor) are granted to Buyer pursuant to Section 5.15.1(b), subject to this Section 5.15.1(g).

5.15.2 Limitation of Rights; Quality Standards.

(a) Buyer shall ensure that all use of the Retained Names and Marks (i) are solely as permitted in this Section 5.15, (ii) shall be only with respect to goods and services of a level of quality greater than or consistent in all material respect as the quality of Products Exploited by Seller or its Affiliated in connection with the Product Business immediately prior to the Closing, or otherwise consistent with the quality of Products as provided to Buyer and its Affiliates under the Transition Agreement, and (iii) comply with all applicable Laws ( “Quality Standards”). Furthermore, from time to time during the Applicable Transition Period, at Seller’s reasonable request, Buyer shall furnish to Seller (or its designee) representatives samples of all Distribution Products, Product Labeling and Existing Promotional Stock, Exploited by or on behalf of Buyer and its Affiliates (other than by or on behalf of Seller) to evaluate Buyer’s compliance with the foregoing Quality Standards.

(b) Any and all goodwill generated by the use of the Retained Names and Marks shall, as between the Parties and their respective Affiliates, inure solely to the benefit of Seller and its Affiliates (or its or their licensors, as applicable). If Buyer (or any of its Affiliates or sublicensees) obtains any goodwill, title or interest in or to any of the Retained Names and Marks, Buyer agrees to and hereby assigns, and shall cause its Affiliates and its sublicensees (as applicable) to assign, all such acquired goodwill, rights, title and interest in and to the Retained Names and Marks to Buyer (or to such of its Affiliate or its licensor(s), as Buyer may designate). During the Applicable Transition Period, Buyer shall use commercially reasonable efforts not to, and shall cause its Affiliates not to, use the Retained Names and Marks in a manner that damages or tarnishes or is reasonably likely to damage or tarnish the reputation of Seller or its Affiliates (or its or their licensors, as applicable) or the goodwill associated with the Retained Names and Marks, or take any action that may adversely affect Seller’s or its Affiliates’ (or its or their licensor(s)’) rights in any of the Retained Names and Marks or the validity, enforceability or distinctiveness of any of the Retained Names and Marks or any registrations or applications therefor.

5.15.3 Responsibility for Use of Retained Names and Marks. Buyer agrees that none of Seller or its Affiliates (or any of its or their licensors) shall have any responsibility for claims by Third Parties arising out of, or relating to, the use by Buyer or its Affiliates of any Retained Names and Marks in a manner that is not permitted under this Section 5.15.

5.15.4 Destruction and Disposal. Following the end of the Applicable Transition Period for Distribution Product, as between the Parties, Buyer shall be solely responsible for (including the cost of) the destruction and disposal of, or relabeling of, all Distribution Products and associated Product Labeling within Buyer’s or its Affiliates’ possession or control.

5.16 Licenses under Non-Exclusive IPR.

5.16.1 Effective as of the Closing, Buyer shall grant and hereby does grant to Seller a non-exclusive, sublicensable (only in accordance with this Section 5.16.1), royalty-free, perpetual and irrevocable worldwide license under the Non-Exclusive IPR included within the Purchased Intellectual Property, solely for the purpose of Exploiting products and services Exploited as of the Closing Date by or on behalf of Seller and its Affiliates immediately following the Closing Date, including any improvements, Generic or Authorized Generic versions thereof, but excluding (a) any Products, (b) any improvements, Generic or Authorized Generic versions of any Products, and (c) combinations of such Products (or improvements, Generic or Authorized Generic versions of Products) with other active ingredients. Seller may grant sublicenses under the foregoing license, solely within the scope of such license, to Seller’s

Affiliates (only for so long as such Affiliate remains an Affiliate of Seller) and to its and their distributors, manufacturers and service providers, in each case, solely to the extent acting in their capacity as such. Nothing in this Section 5.16.1 shall prohibit Buyer or any of its Affiliates from exercising any remedies available to it under this Agreement or any Ancillary Agreement as a result of any breach hereof or thereof by Seller of any of its Affiliates, including in connection with any breach of Sections 5.3 and 5.4.

5.16.2 Effective as of the Closing, Seller, on behalf of itself and its Affiliates, shall grant and hereby does grant to Buyer a non-exclusive, sublicensable (only in accordance with this Section 5.16.2), royalty-free, perpetual and irrevocable worldwide license under the Non-Exclusive IPR (other than Non-Exclusive IPR that constitutes Purchased Intellectual Property) solely for the purpose of Exploiting any Products (including any improvements, Generic or Authorized Generic versions thereof). Buyer may grant sublicenses under the foregoing license, solely within the scope of such license, to Buyer’s Affiliates (only for so long as such Affiliate remains an Affiliate of Seller), and to its and their distributors, manufacturers and service providers, in each case, solely to the extent acting in their capacity as such. For clarity, nothing in this Section 5.16.2 shall prohibit Seller from exercising any remedies available to it under this Agreement or any Ancillary Agreement as a result of any breach hereof or thereof by Buyer of any of its Affiliates, including in connection with any breach of Sections 5.3 and 5.4.

5.17 Insurance. The coverage under all insurance policies related to the Product Business and the Purchased Subsidiary and arranged or maintained by Seller or any of its Affiliates is only for the benefit of Seller and such Affiliates, and not for the benefit of Buyer or any of its Affiliates (including, after the Closing, the Purchased Subsidiary). As of the Closing Date, Buyer agrees to arrange for its own insurance policies with respect to the Product Business, all Purchased Assets, any Assumed Liabilities and the Purchased Subsidiary covering all periods and agrees not to seek (and to cause the Purchased Subsidiary not to seek), through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Product Business, Purchased Assets, Assumed Liabilities and the Purchased Subsidiary.

5.18 Services from Affiliates. Other than as may be provided pursuant to the terms of any Ancillary Agreement, Buyer acknowledges and agrees that any and all administrative, corporate and other services and benefits provided to the Product Business by Seller or its Affiliates (other than the Purchased Subsidiary) prior to the Closing (including pursuant to any Affiliate Contract) shall cease, and any agreement in respect thereof shall terminate with respect to the Product Business, as of the Closing Date, and thereafter, Seller’s and its Affiliates’ sole obligation with respect to the provision of any services with respect to the Product Business shall be as set forth in the Ancillary Agreements.

5.19 R&W Policy. Prior to or substantially concurrently with the execution of this Agreement, Buyer has caused or shall cause to be bound a representations and warranties insurance policy in respect of the Transactions (the “R&W Policy”). The R&W Policy shall provide that (a) the insurer or insurers under the R&W Policy (the “R&W Insurer”) shall have no right of subrogation against Seller or any of its Affiliates (except to the extent Seller or its Affiliates committed Fraud) and the R&W Insurer has waived and shall not pursue any such right of subrogation (except to the extent Seller or its Affiliates committed Fraud) and (b) Buyer is not obligated to bring any claim against Seller or any of its Affiliates prior to bringing a claim under the R&W Policy. Except as set forth in the immediately preceding sentence, Seller shall have no liability to the R&W Insurer under the binder for the R&W Policy or the R&W Policy. Buyer shall not and shall cause its Affiliates not to, amend, modify or otherwise change, terminate or waive any provision of the R&W Policy (i) with respect to the waiver of subrogation set forth therein or (ii) with respect to coverage for breaches of any Fundamental Representations of Seller in any manner that would reasonably be expected to be materially adverse to Seller and its Affiliates, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), such as with respect to the policy term, retention amount or coverage amount, including in any manner that could materially increase or materially expand the ability or rights of the insurer thereunder to bring an action against, or otherwise seek recourse from, Seller or any of its Affiliates. Buyer is solely responsible for any and all costs, expenses or other payments related to the R&W Policy.

5.20 Indemnification.

5.20.1 Buyer and Seller agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Purchased Subsidiary (each, a “Purchased Subsidiary Indemnitee”) as provided in the organizational documents of the Purchased Subsidiary or in any Contract with the Purchased Subsidiary as in effect on the date of this Agreement shall survive the Closing and shall continue in full force and effect in accordance with their respective terms, which provisions shall not be amended, repealed or modified in any manner that would adversely affect the rights thereunder of the Purchased Subsidiary Indemnitees.

5.20.2 Buyer shall cause the Purchased Subsidiary to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions currently existing in the organizational documents of the Purchased Subsidiary or in any indemnification agreements of the Purchased Subsidiary with any of the Purchased Subsidiary Indemnitees, in each case, in effect as of the date of this Agreement, for acts or omissions occurring at or prior to the Closing.

5.20.3 In furtherance, and without limitation, of the foregoing, Buyer agrees that, as of the Closing, it hereby assumes all of the obligations of US Seller and the Purchased Subsidiary under Section 7.8 of the Agreement and Plan of Merger, dated as of July 28, 2021, by and among US Seller, the Purchased Subsidiary and Fortis Advisors, LLC, solely in its capacity as agent and attorney-in-fact for the Company Securityholders (as defined therein).

5.20.4 In the event the Purchased Subsidiary or any of its successors or assigns (a) consolidates with or merges into any other Person (or engages in any similar transaction) and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Purchased Subsidiary shall assume all of the obligations set forth in this Section 5.20. The provisions of this Section 5.20 are intended for the benefit of, and shall be enforceable by, the Purchased

Subsidiary Indemnitees and their respective heirs and Representatives. The rights of all Purchased Subsidiary Indemnitees under this Section 5.20 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, applicable Law or otherwise.

5.21 Delivery of Data Site Copy. Promptly, but no later than 10 Business Days, following the date of this Agreement, Seller shall deliver to Buyer a USB flash drive or other electronic storage device containing the true and complete contents of the Data Site as of the time at which this Agreement was executed and delivered by the Parties.

5.22 Financing.

5.22.1 Buyer shall use reasonable best efforts to arrange and obtain the Financing on terms and conditions (including any “market flex” provisions applicable thereto) not materially less favorable than those described in the Debt Commitment Letter, including (but subject in all respects to Section 5.23) reasonable best efforts to (a) maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by Section 5.22.3 below) and comply in all material respects with its obligations thereunder to the extent necessary to maintain the commitments thereunder, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter or on other terms that are in the aggregate not materially less favorable to Buyer, (c) satisfy, or obtain a waiver thereof, on a timely basis all conditions applicable to Buyer in the Debt Commitment Letter that are within its control, (d) assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Financing at or prior to the Closing and (e) enforce its rights under the Debt Commitment Letter.

5.22.2 Buyer shall give Seller prompt written notice (a) of any material breach or material default (or any event that, with or without notice, lapse of time, or both, would reasonably be expected to give rise to any material breach or material default) by any party to the Debt Commitment Letter, or any definitive agreements related to the Financing, in each case of which Buyer becomes aware, (b) of the occurrence of any event, circumstance or development that would reasonably be expected to adversely impact the ability of Buyer to obtain all or any necessary portion of the Financing contemplated by the Debt Commitment Letter on the terms and conditions, in the manner, or from the sources, contemplated in the Debt Commitment Letter, and (c) of the receipt of any written notice or other written communication, in each case, received from any Debt Financing Source with respect to any (1) material breach of Buyer’s obligations under the Debt Commitment Letter or definitive agreements related to the Financing, or material default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Financing or (2) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Financing or any provisions of the Debt Commitment Letter, in each case set forth in this Section 5.22.2, with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing; provided that in no event shall Buyer be under any obligation to disclose any information pursuant to clauses (1) or (2) that would waive the protection of attorney-client or similar privilege if Buyer shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

5.22.3 For the avoidance of doubt, Buyer shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Debt Commitment Letter, including to (a) terminate the Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Financing, including in a private placement of securities pursuant to Rule 144A under the Securities Act of 1933, or (b) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver shall (A) reduce the aggregate amount of available Financing to less than the amount required to consummate the transactions contemplated by this Agreement (unless the aggregate amount of the Financing provides sufficient cash available at the Closing to pay the Purchase Price and all related fees and expenses and otherwise to effect all other transactions contemplated by this Agreement), (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Financing as set forth in the existing Debt Commitment Letter, in each case, in a manner that would reasonably be expected to delay or prevent the Closing, (C) materially and adversely affect or be reasonably expected to materially and adversely affect the ability of Buyer to enforce its rights against other parties under the Debt Commitment Letter or definitive documents related to the Financing, or (D) be reasonably expected to impair, delay or prevent the availability of all or a portion of the Financing (necessary to consummate the Transactions) or the consummation of the Transactions. Buyer shall furnish to Seller a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Debt Commitment Letter.

5.22.4 In the event that any portion of the Financing necessary for Buyer to consummate the Closing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (other than as a result of Seller’s material breach of Section 5.23 or failure to satisfy the conditions set forth in Section 7.1 or Section 7.2), Buyer shall use its reasonable best efforts to (a) arrange and obtain, as promptly as practicable following the occurrence of such event any such portion from alternative sources (an “Alternative Financing”) on terms that (i) taken as whole, are no more adverse to Buyer than the existing Debt Commitment Letter or that are otherwise acceptable to Buyer, (ii) do not impose new or additional conditions precedent or expand upon the conditions precedent to the Financing set forth in the existing Debt Commitment Letter and (iii) do not reduce the aggregate amount of available Financing to less than the amount required to consummate the transactions contemplated by this Agreement and (b) provide Seller with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 3.2.6, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with Section 5.22.3, the “Alternative Financing Commitment Letter”). Notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer or its Affiliates be required to (x) pay any fees or interest rates applicable to the Financing in excess by a non-de minimis amount of those contemplated by the Debt Commitment Letters as in effect on the date hereof (including the market flex provisions), (y) agree to call protection or tenor that is less favorable by a non-de minimis amount than the Debt Commitment Letters as in effect on the date hereof (including the market flex provisions) or (z) agree to terms that are, taken as a whole, materially less favorable than those contemplated by the Debt Commitment Letters as in effect on the date hereof (including the market flex provisions).

5.22.5 For purposes of this Agreement (other than with respect to representations or warranties in this Agreement made by or with respect to Buyer that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” shall include any such document as permitted or required by this Section 5.22 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

5.23 Financing Cooperation.

5.23.1 As soon as reasonably practicable and in any event no later than August 31, 2023, Seller shall provide Buyer with (a) audited financial statements of the Product Business as of and for the fiscal years ended December 31, 2022 and 2021 and (b) unaudited financial statements of the Product Business as of June 30, 2023 and for the six months ended June 30, 2023 and June 30, 2022, in each case together with the notes thereto and prepared in accordance with the requirements for abbreviated financial statements set forth in Rule 3-05(e)(2) of Regulation S-X under the Securities Act of 1933, and (x) all such financial information shall have been prepared in accordance with IFRS, consistently applied, as of the dates and for the periods presented, (y) in the case of clause (a), shall have been audited in accordance with U.S. generally accepted auditing standards and accompanied by unqualified opinions of independent accountants for the Product Business and (z) in the case of clause (b) shall have been reviewed by the Product Business’ independent public accountants as provided in AS Section 4105, Reviews of Interim Financial Information (collectively, with the Required Additional Financial Statements (as defined below), the “Required Financial Statements”). As soon as reasonably practicable and no later than (A) 45 days after the end of the applicable fiscal quarter (even if such delivery date occurs after the Closing Date), Seller shall deliver unaudited financial statements for any interim year-to-date period or periods ending on the last day of each fiscal quarter ended after June 30, 2023 and on or prior to the Closing Date (except for the fourth fiscal quarter), together with interim financial statements for the same period in the prior year, which interim financial statements shall be prepared in accordance with IFRS, consistently applied, as of the dates and for the periods presented, and which shall have been reviewed by the Product Business’ independent public accountants as provided in AS Section 4105, Reviews of Interim Financial Information and have been prepared in accordance with the requirements for abbreviated financial statements set forth in Rule 3-05(e)(2) of Regulation S-X under the Securities Act of 1933, and (B) 60 days after December 31, 2023 (only if the Closing Date does not occur prior to December 31, 2023 but, in such case, even if such delivery date occurs after the Closing Date), Seller shall deliver audited financial statements of the Product Business as of and for the year ending December 31, 2023, together with the notes thereto, which audited financial statements shall be prepared in accordance with IFRS, consistently applied, as of the dates and for the periods presented, audited in accordance with U.S. generally accepted auditing standards, accompanied by an unqualified opinion of independent accountants for the Product Business and prepared in accordance with the requirements for abbreviated financial statements set forth in Rule 3-05(e)(2) of Regulation S-X under the Securities Act of 1933. The financial statements described in the two preceding sentences are the “Required Additional Financial Statements.” In addition, if the Closing Date does not coincide with the last day of a fiscal quarter, Seller shall deliver, within 45 days after the end of the fiscal quarter in which the Closing Date occurs, such financial information for the Products Business for the portion of such fiscal quarter ending on the Closing Date that is required by the Buyer to establish an opening balance sheet for the Products Business as of the close of business on the Closing Date or for purposes of preparing pro forma financial statements (which financial information need not be reviewed as set forth above); provided, however, that in no event shall Seller be obligated to deliver any such financial information relating to the Product Business that would be in excess of the information required to prepare abbreviated financial statements for the portion of such fiscal year in accordance with the requirements set forth in Rule 3-05(e)(2) of Regulation S-X; provided, further, that if the Closing Date is on or before the 14th day of any calendar month, Seller shall provide such financial information as of the end of the previous calendar month and if the Closing Date is on or after the 15th day of any calendar month, Seller shall provide such financial information as of the end of the calendar month in which the Closing Date occurs. From the respective dates on which Buyer receives the Required Financial Statements until the Closing, Seller will use its commercially reasonable efforts to update any Required Financial Statements provided by it or on its behalf as may be necessary so that such Required Financial Statements are Compliant. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Seller or any its Affiliates shall be required to include in any of the Required Financial Statements any information that relates to a period of time occurring after the Closing.

5.23.2 Seller shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their commercially reasonable efforts to, provide all cooperation in connection with the arrangement of the Financing as may be customary and reasonably requested by Buyer, including using its commercially reasonable efforts with respect to the following:

(a) reasonably cooperating with the marketing and due diligence efforts of Buyer and the Debt Financing Sources Related Parties, in each case in connection with the Financing, including by (i) prior to and during the Marketing Period, participating in a reasonable number of meetings upon reasonable request and reasonable notice (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Product Business), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the Debt Financing Sources and rating agencies, as applicable (which meetings, presentations, road shows and sessions shall be scheduled at mutually convenient times), and (ii) assisting in the preparation of (A) any customary offering documents, bank information memoranda, offering memoranda, prospectuses, lender and investor presentations, and similar documents (including with respect to historical and (to the extent based on financial information and data derived from Seller’s and its Subsidiaries’ historical books and records) pro forma financial statements and financial, business, risk factor or other information customarily included in such documents for any of the Financing, including records, data or other information reasonably necessary to support any statistical information or claims relating to the Product Business appearing in such materials and allowing Buyer to prepare any financial projections which are conditions to the availability of the Financing) and (B) materials for rating agency presentations;

(b) furnishing, at least four Business Days prior to the Closing, such documentation and information as is requested in writing by Buyer at least nine business days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in order to satisfy the conditions set forth in the Conditions Exhibit;

(c) taking reasonable steps to facilitate the granting of guarantees and the pledging, granting of security interests in, and otherwise granting of liens on, the assets of the Product Business which are conditions to the availability of the Financing pursuant to customary guarantee, pledge and security agreements to be effective from and after the Closing; and

(d) providing customary authorization letters or auditor representation letters and using its commercially reasonable efforts to obtain from its advisors and independent accountants, prior to the commencement of the Marketing Period, drafts of customary comfort letters (including “negative assurance” comfort and change period comfort) which such advisors and independent accountants are prepared to issue upon completion of customary procedures with respect to financial information relating to the Product Business as reasonably requested by Buyer and the Debt Financing Sources, consents of independent accountants for use of their reports in any materials relating to the Financing, any other equity or debt financing by Buyer (or its Subsidiaries) or Bausch Health Companies Inc. (or its Subsidiaries) or in connection with any filings made with the Securities and Exchange Commission by Buyer (or its Subsidiaries) or Bausch Health Companies Inc. (or its Subsidiaries) under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case where financial statements of the Products Business are required to be or are customarily included or incorporated by reference, or other documents and instruments; provided, however, that in no event shall Seller be obligated to deliver financial information relating to the Product Business in connection with a Financing other than the Required Financial Statements and the Required Additional Financial Statements.

5.23.3 Notwithstanding the foregoing, nothing in Section 5.23.2 above shall require the Seller or any of its Affiliates to:

(a) take any action in respect of the Financing to the extent that such action would cause any condition to Closing set forth in Article 7 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by Seller;

(b) take any action in respect of the Financing that would (i) conflict with or violate Seller’s or any if its Subsidiary’s organizational documents or any applicable Law, (ii) result in a breach, violation, default under, or would give to another Person any right of termination, amendment, acceleration or cancellation under, or result in the creation of Encumbrances in connection with, any material Contract to which Seller or any of its Affiliates are bound or (iii) in the reasonable judgment of the Seller, require Seller or any of its Affiliates to disclose information subject to attorney-client, attorney work product or other legal privilege, in each case if Seller or such Affiliate shall have used commercially reasonable efforts to disclose such information in a way that would not waive such privilege or protection;

(c) take any action to the extent such action would unreasonably interfere with the business or operations of Seller or its Affiliates;

(d) execute and deliver, or cause any director, officer, employee or shareholder of Seller or any of its Affiliates to execute and deliver, any letter, agreement, registration statement, document or certificate in connection with the Financing (except (i) customary authorization and auditor representation letters and (ii) by any person who will be an officer of the Product Business after the Closing) in each case that is not contingent on, or that would be effective prior to, the occurrence of the Closing;

(e) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Encumbrance to be placed on any of their respective assets in connection with the Financing prior to the Closing Date (except customary authorization and auditor representation letters); or

(f) issue any bank information memoranda, lender presentations, offering memoranda, or similar documents including disclosure or financial statements, nor shall any such bank information memoranda, lender presentations, offering memoranda or similar documents include disclosure or financial statements that, (i) with respect to the Product Business, reflect Seller or its Affiliates (other than the Purchased Subsidiary) as the obligor(s) in respect of any Financing or (ii) are in the name of Seller or its Affiliates.

5.23.4 Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of its Affiliates or any of their Representatives in connection with the cooperation of Seller and its Affiliates contemplated by this Section 5.23 and shall indemnify and hold harmless Seller, its Affiliates and their respective Representatives from and against any and all Losses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith, except, to the except, to the extent such Losses arise from the material breach by Seller of this Section 5.23 or result from fraud or willful misconduct of the Seller, any of its Subsidiaries or any of their respective Representatives or Affiliates, and the foregoing obligations shall survive termination of this Agreement.

5.23.5 Seller hereby consents, on behalf of itself and its Subsidiaries, to the use of Seller’s and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used in a manner that is not intended to harm or disparage Seller’s or its Subsidiaries’ reputation or goodwill. Seller shall be given reasonable opportunity to review and comment on any materials that include information about Seller or its Affiliates prepared in connection with the Financing and Buyer shall consider any such comments in good faith.

5.23.6 All information provided by Seller or any of its Affiliates or any of their Representatives pursuant to this Section 5.23 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies, prospective lenders (but not prospective investors in any debt securities offering other than as is necessary or desirable to be included in an offering memorandum or other marketing materials and to which Seller has not reasonably objected) during syndication of the Financing or any permitted replacement, amended, modified or Alternative Financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities); provided, that prior to any disclosure of any such information by Buyer or any of its Affiliates pursuant to this Section 5.23.6 the disclosure of which has not previously been approved by Seller, Buyer shall provide Seller copies of the proposed disclosure of such information not less than two Business Days in advance of such disclosure for review and consider in good faith any comments provided by Seller to such proposed disclosures (provided that (i) such comments shall regularly focus on the factual correctness of facts contained in such information and (ii) Seller shall use reasonable efforts to provide Buyer with any comments as expeditiously as possible); provided, further, that notwithstanding the foregoing, Buyer and its Affiliates and Bausch Health Companies Inc. and its Subsidiaries may include or incorporate by reference the financial statements of the Products Business provided by Seller under Section 5.23.1 in any materials relating to the Financing, any other equity or debt financing by Buyer (or its Subsidiaries) or Bausch Health Companies Inc. (or its Subsidiaries) or in connection with any filings made by Buyer (or its Subsidiaries) or Bausch Health Companies Inc. (or its Subsidiaries) under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case where financial statements of the Products Business are required to be or are customarily included or incorporated by reference.

5.24 Enforcement of Purchased CDAs. Following the Closing, in the event of a breach of a Purchased CDA other than with respect to information to the extent relating to the Purchased Assets, the Assumed Liabilities, the Product Business and the Purchased Subsidiary, Buyer shall, and shall cause its Affiliates to, at the request and sole expense of Seller, either (a) use its and their respective commercially reasonable efforts to enforce its rights under such Purchased CDA with respect to such breach or (b) assign such rights to Seller to facilitate Seller’s enforcement of such Purchased CDA.

5.25 Supplemental Disclosure. Seller may, not less than three Business Days prior to the Closing Date, deliver to Buyer modifications, changes or updates to Section 3.1.3(a) of the Disclosure Schedules solely with respect to (a) any Manufacturing Contracts added to Schedule 1.1(b) pursuant to the definition of Manufacturing Contracts and (b) any Shared Contracts added to Schedule 2.2.3 pursuant to the first sentence of Section 2.2.3, which modified, changed or updated Sections of the Disclosure Schedules shall be deemed to replace the versions of such Section 3.1.3(a) of the Disclosure Schedules delivered by Seller to Buyer on the date hereof for all purposes under this Agreement.

5.26 Media Spending. If, as of Closing, Seller and its Affiliates have committed to pay an amount to Publicis Health, LLC for media services that are to be provided post-Closing with respect to the Products, but Seller and its Affiliates have not actually spent such amounts prior to Closing, then (a) after Closing, Seller and its Affiliates may not cancel the ongoing marketing associated with such media spending and (b) as soon as reasonably practicable after Seller or any of its Affiliates actually spends such pre-committed amounts allocated to the period post-Closing, Buyer shall reimburse Seller and its Affiliates, as applicable, for any such amounts exclusively related to the Products, subject to Seller providing to Buyer reasonable evidence thereof.

5.27 Amendment and OJL332. As soon as reasonably practicable after the date of this Agreement and, in any event, prior to the Closing, the Parties shall use reasonable best efforts to make such amendments to this Agreement (including the Schedules and Disclosure Schedules) to reflect the transfer of assets, and assumption of liabilities, relating to the product candidate described in clause (d) of the definition of Product on substantially the same terms as the other products and product candidates included within the definition of Product; provided that, for the avoidance of doubt, no such amendment shall affect the Purchase Price. Until such time as the Parties enter into an agreement with respect to the amendments contemplated by the foregoing sentence, the Parties agree that the product candidate described in clause (d) of the definition of Product shall not be considered a Product for purposes of Section 3.1.

5.28 Prior Acquisition Assignment Agreement. Seller shall use reasonable best efforts to enter into the Prior Acquisition Assignment Agreement with Buyer, Takeda Pharmaceuticals U.S.A., Inc. and Takeda Pharmaceutical Company Limited (collectively, the “Takeda Parties”) as promptly as practicable (and, in any event, within 10 Business Days) following the date of this Agreement. If the Parties and the Takeda Parties are unable to enter into the Prior Acquisition Assignment Agreement within such 10-Business Day period, as promptly as practicable thereafter (and, in any event, within 30 days after the date hereof) the Parties shall enter into an Alternative Arrangement pursuant to which Buyer shall obtain the rights and benefits, and shall assume and pay, perform and discharge when due the Liabilities (including the Assumed Liabilities described in clause (h) of the definition thereof and excluding the Excluded Liabilities described in clause (g) of the definition thereof) arising on or after the Closing, of Seller and its applicable Affiliates under the Takeda Agreement and the agreements ancillary thereto referenced in the Prior Acquisition Assignment Agreement.

ARTICLE 6

EMPLOYEES

6.1 Offers of Employment.

6.1.1 Seller shall deliver to Buyer, not later than 45 days prior to the Closing Date, an updated version of the Employee List that is current as of a date not less than 45 and not more than 60 days prior to the Closing Date. Not later than 15 Business Days prior to the Closing Date, Buyer shall, or shall cause one or more of its Affiliates to, offer employment with Buyer or one of its Affiliates to each Business Employee (other than each Leave Employee (as defined below)) providing for the same principal job location or a principal job location as of immediately following the Closing that is no more than 50 miles from the employee’s principal job location as of the date of this Agreement and a position with a substantially similar title as of immediately following the Closing as the employee’s title as of immediately prior to the Closing, and with compensation and benefits consistent with the terms set forth in this Article 6; it being understood that such offer may provide for a reasonable adjustment to the territory of a Business Employee who is a sales representative. Such employment with Buyer or one of its Affiliates shall be contingent on the Closing and, other than for Specified Employees, commence as of the Closing

Date. Seller shall provide Buyer with all information reasonably necessary to make such offers of employment, including each Business Employee’s legal name, address and e-mail address. For all purposes of this Article 6, with respect to any Delayed Commencement Employee, the date that such Delayed Commencement Employee commences active employment with Buyer or one of its Affiliates or the time of such commencement of employment shall be substituted for the terms “Closing Date” or “Closing”, respectively, wherever such term appears. Any Business Employee hired by Buyer or one of its Affiliates in accordance with this Section 6.1 shall be referred to as a “Transferred Employee.” Nothing herein shall be construed as a representation or guarantee by Seller or its Affiliates that any Business Employee will accept the offer of employment from Buyer or one of its Affiliates, or will continue in employment with Buyer or one of its Affiliates following the Closing. Buyer shall provide Seller with a copy of the form of offer letter, and any other documentation, to be used to make offers in accordance with this Section 6.1 at least five Business Days prior to the extension of such offers and will consider in good faith any comments promptly received from Seller.

6.1.2 Each Business Employee who (a) as of the Closing, is not actively at work as a result of an approved leave of absence (which, for clarity, shall not include vacation) (each, a “Leave Employee”), or (b) as of the date hereof, is in the process of applying for another position with Seller and its Affiliates and is listed on Schedule 6.1.2 (each, a “Specified Employee” and, together with Leave Employees, the “Delayed Commencement Employees”), will remain an employee of Seller and its Affiliates. Subject to Seller notifying Buyer of a Leave Employee’s return to active employment within 10 Business Days of such return, Buyer or one of its Affiliates shall make an offer of employment to such Leave Employee on terms consistent with the terms of this Article 6; provided that the Leave Employee returned to active employment with Seller or one of its Affiliates within six months following the Closing Date (or such longer period required by applicable Law or pursuant to an approved maternity or parental leave). The offer from Buyer or its Affiliate to a Specified Employee pursuant to this Article 6 may be accepted by the Specified Employee any time prior to 10 Business Days after Seller, or its Affiliate, notifies Buyer that the Specified Employee will not be offered the other position with Seller and its Affiliates. Seller shall inform Specified Employees of its decision as to whether each Specified Employee will be offered another position with Seller or its Affiliates prior to the Closing Date. Any Delayed Commencement Employee who is offered and commences employment with Buyer or one of its Affiliates shall thereafter be considered a Transferred Employee for all purposes of this Agreement. Seller and its Affiliates shall retain and be responsible for all Liabilities, costs and expenses related to the employment or termination of employment of Delayed Commencement Employees, including the compensation and benefits payable to such Delayed Commencement Employees, until the date such Delayed Commencement Employee becomes a Transferred Employee.

6.2 Terms of Employment.

6.2.1 Compensation and Benefits. Commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), Buyer shall, or shall cause one or more of its Affiliates to, provide to each Transferred Employee: (a) base salary or wages that are no less favorable than the base salary or wages provided to such Transferred Employee immediately prior to the Closing Date, (b) target cash incentive or bonus opportunities, and sales incentive opportunities, as applicable, that are no less favorable than the target cash incentive or bonus opportunities, and sales incentive opportunities, as applicable, provided to such Transferred Employee immediately prior to the Closing Date, (c) target equity incentive opportunities substantially comparable in value (measured as of the date of grant) to those granted to such Transferred Employee during the year prior to the Closing Date, and (d) employee benefits that are substantially comparable in the aggregate to those available to the Transferred Employees under the Employee Benefit Plans immediately prior to the Closing Date (excluding severance, retention, perquisites, defined benefit pension, post-employment health or welfare and any equity or equity-based benefits), other than participation in an employee stock purchase plan.

6.2.2 Severance. During the Continuation Period, Buyer shall, or shall cause one or more of its Affiliates to, provide each Transferred Employee whose employment is terminated by Buyer or one of its Affiliates for any reason other than for cause (as defined in Buyer’s U.S. Severance Pay Plan and Summary Plan Description dated as of May 16, 2022), or who terminates employment if Buyer or its Affiliate requires the Transferred Employee to relocate 50 miles or more from the Transferred Employee’s principal job location as of immediately prior to the Closing (it being understood that a reasonable adjustment to the territory of a Business Employee who is a sales representative shall not constitute a relocation of such Transferred Employee’s principal job location), with severance benefits that are no less favorable than the severance benefits as in effect on the date of this Agreement and set forth on Schedule 6.2.2. After the Continuation Period, Buyer shall, or shall cause one or more of its Affiliates to, provide such Transferred Employees with severance benefits that are no less favorable than the severance benefits provided to similarly situated employees of Buyer and its Affiliates. Buyer shall be solely responsible for, and have all Liability with respect to, any severance or similar obligation with respect to or arising from the termination of employment of (a) any Transferred Employee with Buyer and its Affiliates after the Closing and (b) any severance that becomes due under Seller’s U.S. severance plan as in effect on the date of this Agreement to any Business Employee, or, for any Business Employee outside the U.S., any severance, notice or other termination pay under applicable Law or the Business Employee’s employment Contract, in each case, as a result of such Business Employee not receiving an employment offer in accordance with Section 6.1 (in each case, including the employer portion of any payroll, social security, unemployment or similar Taxes).

6.2.3 Defined Contribution Retirement Benefits. Effective as of the Closing Date, Buyer shall, or shall cause one or more of its Affiliates to, maintain a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”). All Transferred Employees who were eligible immediately prior to the Closing Date to participate in the qualified defined contribution plan sponsored by Seller or any of its Affiliates (the “Seller 401(k) Plan”) shall be eligible to participate in the Buyer 401(k) Plan effective as soon as reasonably practicable (and in any event within two payroll periods) after the Closing Date. Seller shall, or cause its Affiliate to, fully vest the account balances of Transferred Employees in the Seller 401(k) Plan as of the Closing Date. The Buyer 401(k) Plan shall accept the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from any qualified retirement plan of Seller and its Affiliates, including the rollover of plan loans from the Seller 401(k) Plan. Seller shall, and shall cause their respective Affiliates to, cooperate in good faith in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those Transferred Employees who elect to roll over their account balances, including notes, directly into the Buyer 401(k) Plan. At the end of the plan year including the Closing Date, Buyer shall notify Seller of all Transferred Employees that remain employees of Buyer as of the end of such year, after which (a) Seller shall make a contribution to the Seller 401(k) Plan for each such Transferred Employee equal to the pro rata amount, based on the number of days elapsed as of the Closing Date during the calendar year in which the Closing occurs, of the employer non-elective retirement contribution provided for under the Seller 401(k) Plan; and (b) to the extent permitted under the Code, Buyer shall make a contribution to the Buyer 401(k) Plan for each such Transferred Employee equal to the pro rata amount, based on the number of days in the calendar year in which the Closing occurs that follow the Closing Date, of the employer non-elective retirement contribution described in the Seller 401(k) Plan; provided, however, that the amount described in clause (b) shall be reduced by the amount of employer non-elective contributions Buyer provides, if any, to each such Transferred Employee during the period from the Closing Date through the end of the year in which the Closing occurs.

6.2.4 Health and Welfare Benefits. Effective as of the Closing Date, Buyer shall, or shall cause its Affiliates to, maintain health and welfare benefit plans, programs and policies, including a group health plan, in which Transferred Employees and their respective spouses, dependents or other beneficiaries shall be eligible to participate (the “Buyer Welfare Benefit Plans”). Buyer shall cause each Transferred Employee (and eligible dependents thereof) to be eligible to participate in each Buyer Welfare Benefit Plan on the Closing Date such that there is no gap in coverage. Effective from and after the Closing Date and with respect to each Transferred Employee (and eligible dependents thereof), Buyer shall, and shall cause its Affiliates to: (a) waive any pre-existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period, pre-certification, ongoing treatment, or similar condition, limitation or requirement under all Buyer Welfare Benefit Plans and (b) provide full credit under all Buyer Welfare Benefit Plans that provide health benefits for any co-payments, deductibles, out-of-pocket maximums or similar payments made or incurred under an Employee Benefit Plan by such Transferred Employee (or covered dependent thereof) prior to the Closing Date for the plan year in which the Closing occurs (subject to Seller’s and its Affiliates’ timely provision to Buyer and its Affiliates of all reasonably necessary information to implement this clause (b)).

6.2.5 Service Crediting. Effective from and after the Closing Date and with respect to each Transferred Employee, Buyer shall, and shall cause its Affiliates to, recognize all prior service with Seller and its Affiliates and their respective predecessors for purposes of eligibility and vesting, and for purposes of determining levels of benefits for vacation, paid time off, and severance, under all Buyer Welfare Benefit Plans and any other employee benefit plans of Buyer and its Affiliates, except (a) to the extent such recognition would result in a duplication of benefits for the same period of service, (b) with respect to benefit accrual under any defined benefit pension plan, or (c) for any Buyer benefit plan that is a frozen plan, provides grandfathered benefits or provides post-employment welfare benefits.

6.3 Assumption of Liabilities and Responsibilities Relating to Transferred Employees.

6.3.1 Employment and Employee Benefits. Buyer shall, and shall cause one or more of its Affiliates to, assume, and be responsible for, all Liabilities with respect to employment, employee benefits and related matters with respect to all Transferred Employees that are payable from and after the Closing, regardless of whether such Liabilities arise before, on or after the Closing, excluding Liabilities in respect of Employee Benefit Plans, except as specifically provided in this Article 6. Except as otherwise expressly provided in this Article 6, Seller and its Affiliates shall retain (a) all Liabilities and other obligations with respect to, the Employee Benefit Plans and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to by Seller or any of its ERISA Affiliates, and (b) all Liabilities with respect to all current and former employees of Seller and its Affiliates (other than Liabilities with respect to the Transferred Employees that are expressly assumed by Buyer pursuant to this Article 6), and all such Liabilities and other obligations described in clauses (a) and (b) shall constitute “Excluded Liabilities” for purposes of this Agreement.

6.3.2 Retention Agreements. Buyer shall, or shall cause one or more of its Affiliates to, assume, continue, and be responsible for, any payments that become due under the cash retention agreements set forth on Section 6.3.2 of the Disclosure Schedules between Transferred Employees and Seller and its Affiliates. Upon the conclusion of each applicable retention period, Buyer shall, or shall cause one or more of its Affiliates to, pay any amount due under such agreement in accordance with its terms to the Transferred Employee. Seller shall, no later than 10 Business Days after the date of such payment to the Transferred Employee, reimburse Buyer for a pro-rated portion of the amount paid (including the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other Taxes or similar obligations associated with such payments) and due under the terms of the retention agreement as in effect immediately prior to the Closing, based on the number of days elapsed in the retention period as of the Closing.

6.3.3 Short-Term Incentives. Buyer shall, or shall cause one or more of its Affiliates to, continue each short-term incentive arrangement set forth on Section 6.3.3 of the Disclosure Schedules in which a Transferred Employee participated as of immediately prior to the Closing through the end of the applicable incentive period. Buyer shall, or shall cause one or more of its Affiliates to, pay amounts earned and that become due under each such arrangement, as in effect immediately prior to the Closing. Such amounts will be calculated based on target for the portion of the incentive period through the Closing Date and, the actual level of performance (as reasonably determined by Buyer and its Affiliates)for the applicable incentive period that follows the Closing Date. Seller shall, no later than 10 Business Days after the date of such payment to the Transferred Employee, reimburse Buyer for a pro-rated portion of the amount paid (including the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other Taxes or similar obligations associated with such payments) based on the number of days elapsed in the incentive period as of the Closing, except that Seller shall not be responsible for reimbursing amounts paid (including the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other Taxes or similar obligations associated with such payments) in excess of target. For the avoidance of doubt, the obligations in this Section 6.3.3 are in addition to the obligations in Section 6.2.1.

6.3.4 Equity and Equity-Based Awards. With respect to each award related to the equity interests of Seller or any of its Affiliates held by a Transferred Employee as of immediately prior to the Closing (each such award, a “Seller Equity Award”), Seller and its Affiliates shall take all action necessary to accelerate on a prorated basis (corresponding to the portion of the vesting period elapsed prior to the Closing, based on the number of completed months) the vesting and settlement of each such Seller Equity Award effective as of immediately prior to, as of or as soon as reasonably practicable following the Closing (except that settlement may be delayed to the extent required by Section 409A of the Code). For clarity, Seller and its Affiliates shall retain all Liabilities related to each Seller Equity Award. Buyer shall provide to each Transferred Employee who held one or more Seller Equity Awards that was cancelled in whole or in part as of the Closing Date with one or more equity awards under Buyer’s equity plans (a “Replacement Equity Award”), with each such Replacement Equity Award to have a grant date value equal to the value of the cancelled portion of the Seller Equity Award(s) (measured for this purpose based on the closing price of Novartis AG ordinary shares on the New York Stock Exchange on the date as of which the applicable Seller Equity Award(s) were cancelled (or, if such day is not a trading day, on the most recent preceding trading day)) and to be subject to Buyer’s standard vesting schedule. For the avoidance of doubt, Buyer’s obligations in this Section 6.3.4 are in addition to the obligations in Section 6.2.1.

6.3.5 COBRA. Seller shall retain all Liabilities and the responsibility for complying with any obligations arising under the Consolidated Omnibus Budget Reconciliation Act of 1985 and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws with respect to any “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

6.3.6 Vacation. Buyer shall assume, and be responsible for, all Liabilities for accrued but unused vacation and other paid time off with respect to the Transferred Employees as of the Closing; provided, however, Seller shall bear the costs and retain the Liabilities for any such accrued and unused vacation and other paid time off that are required to be paid to the Transferred Employees by applicable Law in connection with the Closing and the Parties shall arrange to pay such amounts to the Transferred Employees. Following the Closing, Buyer shall permit the Transferred Employees to use such accrued vacation and paid time off in accordance with the vacation and paid time off practices in effect for such Transferred Employees immediately prior to the Closing and pay to any Transferred Employee whose employment terminates prior to such Transferred Employee’s utilization of all such accrued vacation and paid time off the cash equivalent amount of any such unused accrued vacation and paid time off at the time of such Transferred Employee’s termination. For any Transferred Employee who received a payment for accrued and unused vacation and other paid time off under applicable Law as described in the first sentence of this Section 6.3.6, following the Closing Date, Buyer shall allow such Transferred Employee to use an amount of vacation and other paid time off equal to the amount of vacation and other paid time off paid to such Transferred Employee (subject to a maximum amount equal to the amount of vacation and other paid time off such Transferred Employee would accrue for six months under the applicable Buyer plans and policies), which shall be deducted from the vacation and other paid time off that such Transferred Employee may accrue following the Closing Date; provided that if any Transferred Employee’s employment terminates with Buyer and its Affiliates after such vacation or paid time off is used but before such vacation or paid time off is earned or accrued, Buyer and its Affiliates may, in its discretion, require such Transferred Employee to repay the cash equivalent amount of any vacation and paid time off that was used but not accrued.

6.3.7 Workers’ Compensation. Effective as of the Closing, Buyer shall, or shall cause one or more of its Affiliates to, assume, and be responsible for, all workers’ compensation benefits payable to or on behalf of the Transferred Employees, except that Seller and its Affiliates shall be responsible for all workers’ compensation benefits payable under the terms and conditions of the workers’ compensation programs maintained by Seller and its Affiliates for claims by or on behalf of Transferred Employees incurred or relating to events occurring prior to the Closing Date (including any injuries identifiably sustained by Transferred Employees after the Closing Date that are aggravations or reinjuries of injuries or illnesses that were sustained on or before the Closing and treatment after the Closing required by Transferred Employees following complete recovery from injuries sustained on or before the Closing). A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs. If such workers’ compensation event occurs over a period both preceding and following the Closing, the claim shall be the joint responsibility and liability of Seller and Buyer and shall be equitably apportioned between Seller and Buyer based upon the relative periods of time that the event transpired preceding and following the Closing.

6.3.8 WARN. Buyer shall, or shall cause one or more of its Affiliates to, provide any required notice under the WARN Act, and to otherwise comply with the WARN Act with respect to any “plant closing”, “mass layoff” or group termination or similar event (each within the meaning of the WARN Act) affecting Transferred Employees (including as a result of the consummation of Transactions) and occurring from and after the Closing. Neither Buyer nor any of its Affiliates shall take any action on or after the Closing Date that would cause any termination of employment of any Business Employees by Seller or its Affiliates occurring prior to the Closing to constitute a “plant closing,” “mass layoff” or group termination or similar event under the WARN Act, or to create any liability or penalty to Seller or its Affiliates for any employment terminations under Law. Within five Business Days prior to the Closing Date, Seller shall provide a list of each employee who was located at the same site of employment as a Business Employee for purposes of the WARN Act and whose employment was involuntarily terminated by Seller or one of its Affiliates during the 90-day period prior to the Closing, including the date of such termination of employment.

6.4 Cooperation. Following the date hereof, Seller shall, and shall cause its Affiliates to, and Buyer shall, and shall cause its Affiliates to, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article 6, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by Law) and making any and all required filings and notices. Prior to the Closing, Buyer shall be provided the opportunity to review and comment on any employee notices or communication materials (including website postings) regarding the Transactions from Seller or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment after the Closing prepared by Seller or its Affiliates prior to their distribution, and Seller and its Affiliates shall reflect any reasonable comments promptly received from Buyer.

6.5 Sales Incentive Program. Promptly following the date of this Agreement, the Parties shall work in good faith to design and mutually agree on the terms of a sales incentive plan providing for incentive bonuses of up to $10,000,000 in the aggregate to eligible Transferred Employees, which terms shall generally include the eligibility, performance and other guidelines set forth on Schedule 6.5 (the “Sales Incentive Program”). If this Agreement terminates for any reason other than pursuant to Section 9.1.4, within 30 days following such termination, Buyer shall pay to Seller the amount owed, or committed to be paid, by Seller pursuant to the Sales Incentive Program up to an aggregate of $10,000,000, plus all applicable employer payroll taxes and similar amounts. Seller shall, following consultation in good faith with Buyer, communicate to eligible Business Employees the relevant provisions in this Section 6.5. Seller shall provide Buyer with a copy of the template communication at least 10 Business Days prior to such communication and will reflect any comments promptly received from Seller. For the avoidance of doubt, Buyer’s obligations under this Section 6.5 shall be in addition to Buyer’s other obligations under this Article 6.

6.6 No Third Party Beneficiaries. Subject to Section 10.16, no provision in this Article 6 or otherwise in this Agreement, whether express or implied, shall (a) create or confer any third-party beneficiary or other rights in any employee or former employee, independent contractor, consultant, director or officer of Seller or any of its Affiliates (including any Business Employee, Transferred Employee or beneficiary or dependent thereof); (b) create any rights to continued employment with Seller, Buyer or any of their respective Affiliates or in any way prevent or limit the ability of Seller, Buyer or any of their respective Affiliates to terminate the employment of any individual, including any Business Employee or Transferred Employee, at any time and for any reason; (c) constitute or be deemed to constitute an amendment to any Employee Benefit Plan, Buyer Welfare Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Buyer or any of their Affiliates; or (d) alter or in any way limit the ability of Seller, Buyer or any of their respective Affiliates to amend, modify, or terminate any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Buyer or any of their respective Affiliates.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to complete the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions:

7.1.1 No Injunction. No Law, injunction or Order by any Governmental Authority of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Transactions shall be in effect; and

7.1.2 Antitrust Law. All (i) waiting periods applicable to the Transactions under the HSR Act (and any extension thereof, including under any agreement between a Party and a Governmental Authority agreeing not to consummate the Transactions prior to a certain date) shall have expired or been terminated and (ii) other Authorizations set forth on Schedule 7.1.2 with respect to any other applicable Antitrust Law shall have been received (or been deemed to have been received by virtue of the expiration (including under any agreement between a Party and a Governmental Authority agreeing not to consummate the Transactions) or termination of any applicable waiting period).

7.2 Conditions to Obligations of Buyer. The obligation of Buyer to complete the Transactions is subject to the satisfaction or waiver by Buyer at or prior to the Closing of the following additional conditions:

7.2.1 Representations and Warranties. (a) The representations and warranties of Seller contained in Section 3.1, other than the Fundamental Representations of Seller, shall be true and correct in all respects (disregarding all “material,” “in all material respects” and “Material Adverse Effect” qualifiers) at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not have a Material Adverse Effect; and (b) and the Fundamental Representations of Seller shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date);

7.2.2 Covenants. Seller shall have performed and complied with or caused to be performed and complied with, in all material respects, all covenants, agreements and obligations required to be performed or complied with by Seller on or prior to the Closing Date; and

7.2.3 Material Adverse Effect. Since the date hereof, there shall not have been a Material Adverse Effect.

7.2.4 Closing Deliverables. Seller shall have delivered to Buyer each of the items required to be delivered at Closing pursuant to Section 2.5.2(a).

7.3 Conditions to Obligations of Seller. The obligation of Seller to complete the Transactions is subject to the satisfaction or waiver by Seller at or prior to the Closing of the following additional conditions:

7.3.1 Representations and Warranties. (a) The representations and warranties of Buyer contained in Section 3.2, other than the Fundamental Representations of Buyer, shall be true and correct in all respects (disregarding all “material”, “in all material respects” and “Buyer Material Adverse Effect” qualifiers) at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not have a Buyer Material Adverse Effect; (b) the representations and warranties of Buyer set forth in Section 3.2.6 (Financial Capacity), shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date; and (c) the Fundamental Representations of Buyer, other than the representations and warranties of Buyer set forth in Section 3.2.6 (Financial Capacity), shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date);

7.3.2 Covenants. Buyer shall have performed and complied with or caused to be performed and complied with, in all material respects, all covenants, agreements and obligations required to be performed or complied with by Buyer on or prior to the Closing Date; and

7.3.3 Closing Deliverables. Buyer shall have delivered to Seller each of the items required to be delivered at Closing pursuant to Section 2.5.2(b).

7.4 Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was primarily caused by such Party’s failure to comply with its agreements set forth herein.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification.

8.1.1 Indemnification by Seller. Subject to the provisions of this Article 8, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, and their respective officers, directors, and employees (collectively, “Buyer Indemnitees”) from and against, and compensate and reimburse the Buyer Indemnitees for, any and all Losses actually incurred by any Buyer Indemnitee arising out of:

(a) any failure of Seller to perform or any breach by Seller of any of its (i) Fundamental Representations or (ii) covenants, agreements or obligations contained in this Agreement;

(b) any Excluded Liability; or

(c) any Liability pursuant to (a) Section 11.02(b)(ii) of the Takeda Agreement in respect of any breach of any covenant or agreement pursuant to the Takeda Agreement by Seller or its Affiliates prior to the Closing or (b) Section 11.02(b)(iii) or Section 11.02(b)(iv) of the Takeda Agreement, in each case to the extent arising out of, relating to, or in respect of (i) any Purchased Assets (as defined in the Takeda Agreement) except to the extent included in the Purchased Assets (excluding, for these purposes, the Takeda Agreement), (ii) the Business (as defined in the Takeda Agreement) except to the extent included in the Product Business or (iii) any Business Employees (as defined in the Takeda Agreement) to the extent not included in the Business Employees.

8.1.2 Indemnification by Buyer. Subject to the provisions of this Article 8, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective officers, directors, and employees (collectively, “Seller Indemnitees”) from and against, and compensate and reimburse the Seller Indemnitees for, any and all Losses actually incurred by any Seller Indemnitee arising out of:

(a) any failure of Buyer to perform or any breach by Buyer of any of its (i) Fundamental Representations or (ii) covenants, agreements or obligations contained in this Agreement;

(b) any Assumed Liability;

(c) any Third Party Claims arising out of, relating to or otherwise in respect of the Exploitation of the Products from and after the Closing Date in the Territory; or

(d) with respect to the use of the Retained Names and Marks by Buyer or any of its Affiliates in violation of or outside the scope permitted by Section 5.15.

8.2 Claim Procedure.

8.2.1 Indemnification Claim Procedure. Except as provided in Section 8.2.2 with respect to Third Party Claims, in the event of a claim made by a Buyer Indemnitee or a Seller Indemnitee (the “Indemnified Party”), the Indemnified Party shall give reasonably prompt written notice to the Party that may be obligated to indemnify such Indemnified Party pursuant to Section 8.1, (the “Indemnifying Party”), which notice (an “Indemnification Certificate”) shall: (a) state that the Indemnified Party has paid or properly accrued or in good faith anticipates that it will have to pay or accrue Losses that are subject to indemnification by the Indemnifying Party pursuant to Section 8.1.1 or Section 8.1.2, as applicable, and (b) specify in reasonable detail the individual items and amounts of such Losses (or a good faith estimate of the amount of such Losses to the extent the actual amount of Losses are unknown at such time), the date each such item was paid or properly accrued, or the basis for such anticipated Liability, and a description of the basis of such Indemnified Party’s claim for indemnification; provided, however, that the failure to give reasonably prompt notice shall not relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by any delay in receiving such notice. In the event that the Indemnifying Party agrees to or is determined to have an obligation to indemnify or reimburse the Indemnified Party for Losses as provided in this Article 8, the Indemnifying Party shall, subject to the provisions of Section 8.2.2, promptly (but, in any event, within 30 days following such agreement or determination) pay such amount to the Indemnified Party by wire transfer of immediately available funds to the account specified in writing by the Indemnified Party. If the Indemnifying Party objects to all or a portion of the Indemnified Party’s claim made in the Indemnification Certificate, the Indemnifying Party (i) will notify the Indemnified Party of such objection by delivering a written statement (the “Objection Notice”) to the Indemnifying Party within 30 days following receipt of the Indemnification Certificate and (ii) may defer making such payment, subject to delivery of an Objection Notice pursuant to the preceding clause (i). The Objection Notice shall indicate whether the Indemnifying Party objects to all or only a portion of the claim specified in the Indemnification Certificate and shall specify in reasonable detail the facts and circumstances supporting the Indemnifying Party’s basis and reasons for such objection. If the Indemnifying Party in its Objection Notice objects only to a portion of the claim set forth in the Indemnification Certificate (the amount of Losses claimed in the Indemnification Certificate to which the Indemnifying Party does not object shall be referred to herein as the “Agreed Amount”), then, subject to the limitations of this Article 8, such Indemnifying Party shall, within 10 Business Days following the delivery of such Objection Notice pay the Agreed Amount to the Indemnified Party. If an Indemnifying Party shall provide an Objection Notice in accordance with the provisions of this Section 8.2.1, the Indemnifying Party and the Indemnified Party shall attempt in good faith for a period of 20 days following the Indemnified Party’s receipt of the Objection Notice to agree upon the rights of the respective parties with respect to each of such claims. If no such agreement can be reached after such 20-day period of good faith negotiation, either the Indemnifying Party or the Indemnified Party may submit such Dispute for resolution in accordance with Section 10.1.2.

8.2.2 Third Party Claim Procedure.

(a) In the event an Indemnified Party becomes aware of a claim made by a Third Party (including any action or proceeding commenced or threatened to be commenced by any Third Party) (a “Third Party Claim”) that such Indemnified Party in good faith believes may result in an indemnification claim pursuant to Section 8.1, such Indemnified Party shall promptly (and in any event within 10 Business Days after becoming aware of such claim) notify the Indemnifying Party in writing of such Third Party Claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by reasonable supporting documentation submitted by the Third Party making such claim and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such claim and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in delivering a Claim Notice shall relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by any delay in receiving such notice.

(b) Within 60 days after receipt of any Claim Notice, (a) the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the Third Party Claim referred to therein at the Indemnifying Party’s sole cost and expense (which shall be subject to Section 8.3), and (b) if the Indemnifying Party does not so assume control of the defense of such Third Party Claim, the Indemnified Party shall control the defense of such Third Party Claim. The party not controlling the defense of such Third Party Claim (the “Non-Controlling Party”) may participate therein at its own expense. The party controlling the defense of such Third Party Claim (the “Controlling Party”) shall keep the Non-Controlling Party reasonably advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, notice, complaint or other pleading that may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same), notify any insurer whose coverage is available to the Non-Controlling Party with respect to such claim and cooperate with the Controlling Party to coordinate other applicable insurance available to the Non-Controlling Party, and otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim. Neither the Indemnified Party nor the Indemnifying Party shall admit any Liability or wrongdoing, agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the consent of the Indemnified Party shall not be required with respect to any such settlement or judgment if the Indemnifying Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes no admission of Liability or wrongdoing by or other obligation on the part of the Indemnified Party and includes a complete release of the Indemnified Party from any Liability with respect thereto. Notwithstanding anything herein to the contrary, (A) the foregoing provisions of this Section 8.2.2(b) shall not apply in respect of any Tax Proceeding of or with respect to the Purchased Subsidiary (which shall be governed under Section 5.13.4) and (B) subject to Section 5.13.4, Buyer shall have the exclusive right to control any Tax Proceeding with respect to a Tax Return of Buyer, any of its Affiliates or any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which such Buyer or any of its Affiliates is a member.

8.3 Limitations on Indemnification.

8.3.1 In no event shall Seller’s aggregate liability under Section 8.1.1 or Buyer’s aggregate liability under Section 8.1.2 (excluding with respect to Buyer’s obligation to pay the Purchase Price, which shall not count against the limitations provided herein), respectively, exceed the amount of the Purchase Price.

8.3.2 No Party shall have any liability under this Article 8 for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the claim for such Loss was timely submitted pursuant to the provisions of this Article 8.

8.3.3 Except with respect to Losses arising from Excluded Taxes, no Party shall be liable for any Losses under this Article 8 to the extent the Buyer Indemnitees or the Seller Indemnitees, as applicable, failed to mitigate such Losses in accordance with applicable Laws. Each Party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to mitigate any Loss indemnifiable hereunder (except with respect to Losses arising from Excluded Taxes) upon and after becoming aware of any event that could reasonably be expected to give rise to any such Loss. For the avoidance of doubt, nothing in this Section 8.3.3 shall be interpreted as in any way limiting any Party’s rights or obligations under Section 5.13.

8.3.4 The amount of Losses recovered by an Indemnified Party under Section 8.1.1 or Section 8.1.2, as applicable, shall be reduced by (a) any amounts actually recovered by the Indemnified Party from a Third Party in connection with such claim, (b) the amount of any insurance proceeds paid to the Indemnified Party relating to such claim (including under the R&W Policy) and (c) any Tax benefit arising from any Losses that are attributable to the Purchased Subsidiary, but only to the extent that (x) the related indemnification payment does not result in a reduction in the tax basis of any asset of Buyer or its Affiliates other than the Purchased Shares and (y) such Tax benefit is actually realized by the Indemnified Party in cash in the current year and taxable year immediately following in which such Losses are incurred (calculated on a “with and without” basis), net of any reasonable, documented, out of pocket costs and expenses or Taxes incurred by the Indemnified Party in connection with obtaining such recovery, proceeds or Tax benefit. An Indemnified Party shall use its commercially reasonable efforts to collect insurance proceeds for any Loss that is subject to indemnification by any Indemnifying Party under Section 8.1.1 or Section 8.1.2, as applicable. If any amounts referenced in the preceding clauses (a) and (b) are received after payment by the Indemnifying Party of the full amount otherwise required to be paid to an Indemnified Party pursuant to this Article 8, the Indemnified Party shall repay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have had to pay pursuant to this Article 8 had such amounts been received prior to such payment (net of any Taxes or other costs incurred by the Indemnified Party in connection with the collection or receipt of any such amounts).

8.3.5 In the event that an Indemnified Party has any rights against a Third Party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article 8, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Without limiting the generality of any other provision hereof, each Indemnified Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

8.3.6 For the avoidance of doubt, no Indemnified Party shall be entitled to indemnification under this Article 8 in respect of any Loss to the extent such Indemnified Party has been previously indemnified or reimbursed in respect of such Loss pursuant to any other provision of this Agreement or any provision of any Ancillary Agreement. No Party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

8.4 Survival. The representations and warranties of Seller and Buyer contained in this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose whatsoever; provided that the Fundamental Representations shall remain in full force and effect and shall survive until 18 months following the Closing Date. The covenants, agreements and obligations of the Parties set forth in Article 4 and Section 5.23.1 shall terminate effective as of the Closing and shall not survive the Closing for any purpose whatsoever, other than the covenants, agreements and obligations of the Parties set forth in Section 4.2, which shall survive until 6 months following the Closing Date. Except as otherwise provided in this Agreement, the covenants, agreements and obligations contained in this Agreement (other than in Article 4) shall survive the Closing and continue in full force and effect thereafter until fully performed in accordance with this Agreement. If a Claim Notice or Indemnification Certificate relating to any matter for which indemnification is provided under this Article 8 is given to the Indemnifying Party on or prior to the date on which the applicable survival period described in this Section 8.4 expires, then, notwithstanding anything to the contrary contained in this Section 8.4, such Claim Notice or Indemnification Certificate, as applicable, shall not expire at the applicable expiration date, but rather shall remain in full force and effect until such time as the Claim Notice or the Indemnification Certificate has been fully and finally resolved.

8.5 Tax Treatment of Indemnification Payments. All payments made pursuant to this Article 8 shall be treated as adjustments to the Purchase Price for all Tax purposes, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of state, local or non-U.S. Law).

8.6 Exclusive Remedy.

8.6.1 Except (x) as provided in Section 5.23.4, Section 6.1.1, Section 10.10 and paragraph 11 of Schedule 1.1(f), (y) for claims for Fraud or (z) as expressly set forth in Ancillary Agreement, and subject to Buyer’s rights pursuant to the R&W Policy, (a) Buyer acknowledges and agrees that from and after the Closing the remedies provided for in this Article 8 and Section 5.13 shall be the sole and exclusive remedies for claims and damages available to the Buyer Indemnitees arising out of or relating to this Agreement, the Product Business, the Purchased Assets and the Assumed Liabilities, the Purchased Shares, the Purchased Subsidiary and the Transactions, including the negotiation of this Agreement, any alleged non-disclosure or misrepresentations made hereunder and Buyer’s and its Affiliates’ due diligence investigation with respect to the transactions contemplated hereby; and (b) subject to the indemnification provisions set forth in this Article 8 and Section 5.13, Buyer hereby waives, on behalf of itself and each other Buyer Indemnitee, any and all rights, claims and causes of action, whether based on or in warranty, contract, tort (including negligence or strict liability), that any such Person may have against Seller or any of its past, present or future Affiliates, Representatives, incorporators, members, partners, stockholders, successors or assigns (and any past, present or future Affiliate, Representative, incorporator, member, partner, stockholder, successor or assign of any of the foregoing) (each such Person, a “Released Party”), in each case, to the extent such rights, claims and causes of action arise out of or relate to this Agreement, the Product Business, the Purchased Assets and the Assumed Liabilities, the Purchased Shares, the Purchased Subsidiary and the Transactions, including the negotiation of this Agreement, any alleged non-disclosure or misrepresentations made hereunder and Buyer’s and its Affiliates’ due diligence investigation with respect to the transactions contemplated hereby (collectively, “Released Claims”). Except as expressly provided for in this Agreement (including in this Article 8, in Section 5.23.4, in Section 6.1.1, in Section 10.10 and in paragraph 11 of Schedule 1.1(f)) and except for claims for Fraud, Buyer hereby irrevocably agrees, on behalf of itself and each other Buyer Indemnitee, to refrain from directly or indirectly asserting, or assisting any other Person’s assertion of, any right, claim or demand or commencing (or causing to be commenced) any Litigation of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. Buyer, on behalf of itself and each other Buyer Indemnitee, hereby waives any rights it may have under any Law which provides that a general release does not extend to claims which the releasing party does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement. This Section 8.6 shall not affect either Party’s or any Affiliate of either Party’s ability to exercise any rights or remedies available to such Person pursuant to any Ancillary Agreement with respect to claims arising under such Ancillary Agreement.

8.6.2 Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant, agreement or obligation contained herein shall, after the consummation of the Transactions, give rise to any right on the part of Buyer, on the one hand, or Seller, on the other hand, to rescind this Agreement or any of the transactions contemplated hereby.

8.6.3 No Released Party other than Seller shall have any liability, whether based on or in warranty, contract, tort (including negligence or strict liability) or otherwise, for any Liabilities of Seller arising under, in connection with or related to this Agreement or for any claim based on, in respect of or by reason of the Transactions, including any alleged non-disclosure or misrepresentations made by any such Persons.

8.6.4 Except in the case of claims for Fraud or any breach by Seller of any of its Fundamental Representations, Buyer, on behalf of itself and each other Buyer Indemnitee, acknowledges and agrees that the sole and exclusive source of recovery for the Buyer Indemnitees with respect to a breach or inaccuracy of any representation or warranty of Seller in this Agreement, in the certificate delivered under Section 2.5.2(a)(ii) or otherwise shall be to make a claim against the R&W Policy. Neither Seller nor any of its Affiliates shall have any direct or indirect Liability under the R&W Policy. In furtherance of the foregoing, (a) Buyer hereby agrees that, in the case of a claim for Fraud, Buyer shall be entitled to first seek recovery for such claim from Seller and (b) in the case of a claim for a breach by Seller of any of its Fundamental Representations (other than a claim for Fraud), Buyer shall (x) first seek recovery under the terms of the R&W Policy with respect to such claim and (y) second, if and only if such recovery under the terms of the R&W Policy has been denied (or such claim is expressly excluded from coverage under the terms of the R&W Policy) or such recovery is insufficient in amount or unavailable to satisfy such claim, then Buyer shall be entitled to seek recovery for such claim from Seller, subject to the limitations of this Article 8. For the avoidance of doubt, this Section 8.6.4 shall remain in full force and effect irrespective of whether (i) the R&W Policy is never issued to Buyer, (ii) the R&W Policy is revoked, cancelled or modified in any manner or (iii) any Buyer Indemnitee makes a claim under the R&W Policy and such claim is denied by the R&W Insurer.

8.7 Setoff Rights. (a) Neither Party shall have any right of setoff of any amounts due and payable, or any Losses arising under this Agreement against any other amounts due and payable under this Agreement or any amounts due and payable, or any Losses arising, under any Ancillary Agreement or any other agreement between Seller and Buyer or any of their respective Affiliates and (b) the payment obligations under each of this Agreement, the Ancillary Agreements and such other agreements remain independent obligations of each Party, irrespective of any amounts owed to any other Party under this Agreement, the respective Ancillary Agreements or such other agreements.

ARTICLE 9

TERMINATION

9.1 Termination. Prior to the Closing, this Agreement shall terminate on the earliest to occur of any of the following events:

9.1.1 the mutual written agreement of Buyer and Seller;

9.1.2 by written notice delivered by either Buyer or Seller to the other, if the Closing shall not have occurred on or prior to July 1, 2024 (the “End Date”); provided, however, that if (x) the Closing shall not have occurred by such date by reason of nonsatisfaction of the conditions set forth in Section 7.1.1 (solely if the applicable Law or Order relates to any applicable Antitrust Laws) or Section 7.1.2 and (y) all other conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, to the extent permitted by Law, waived (other than any such conditions that are by their nature to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), the End Date shall be September 30, 2024; provided, further, that the right to terminate this Agreement under this Section 9.1.2 shall not be available to any Party whose breach of any representation or warranty hereunder or failure to comply with or perform any of its covenants, agreements or obligations under this Agreement, including the obligations under Section 4.3, primarily caused the failure of the Closing not to have occurred on or before the End Date;

9.1.3 by written notice delivered by either Buyer or Seller to the other, if consummation of the Transactions would violate any non-appealable final Order of any Governmental Authority having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 9.1.3 shall not be available to any Party whose failure to comply with any of its obligations under this Agreement primarily caused the issuance of such Law or non-appealable final Order;

9.1.4 by written notice delivered by Buyer to Seller, if (a) there has been a breach by Seller of a representation or warranty of Seller contained in this Agreement or (b) there shall be a breach by Seller of any covenant, agreement or obligation of Seller in this Agreement, and such failure or breach described in clause (a) or (b) would result in the failure of a condition set forth in Section 7.2.1 or Section 7.2.2 or, in the case of a breach of any covenant, agreement or obligation, is not cured (if capable of being cured) upon the earlier to occur of (a) the 30th day after written notice thereof is given by Buyer to Seller and (b) the day that is three Business Days prior to the End Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 9.1.4 if Buyer is in breach of any of its representations, warranties, covenants, agreements or obligations contained in this Agreement and such breach would result in the failure of a condition set forth in Section 7.3.1 or Section 7.3.2 (other than those conditions the failure of which to be satisfied is primarily caused by a breach by Seller of its representations, warranties, covenants, agreements or obligations contained in this Agreement); or

9.1.5 by written notice delivered by Seller to Buyer, if (a) there has been a breach by Buyer of a representation or warranty of Buyer contained in this Agreement or there shall be a breach by Buyer of any covenant, agreement or obligation of Buyer in this Agreement, and such failure or breach would result in the failure of a condition set forth in Section 7.3.1 or Section 7.3.2 or, in the case of a breach of any covenant, agreement or obligation, is not cured (if capable of being cured) upon the earlier to occur of (i) the 30th day after written notice thereof is given by Seller to Buyer and (ii) the day that is three Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 9.1.5 if Seller is in breach of any of its representations, warranties, covenants, agreements or obligations contained in this Agreement and such breach would result in the failure of a condition set forth in Section 7.2.1 or Section 7.2.2 (other than those conditions the failure of which to be satisfied is primarily caused by a breach by Buyer of its representations, warranties, covenants, agreements or obligations contained in this Agreement) or (b) notwithstanding any cure periods set forth in 9.1.5(a), (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, to the extent permitted by Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) (ii) Seller has confirmed in writing to Buyer that Seller stands ready, willing and able to consummate the Closing and (iii) Buyer fails to consummate the Closing by the later of three Business Days after (A) such confirmation and (B) the date the Closing should have occurred pursuant to Section 2.5.1.

9.2 Procedure and Effect of Termination.

9.2.1 Notice of Termination. Termination of this Agreement by either Buyer or Seller shall be by delivery of a written notice to the other. Such notice shall state the termination provision in this Agreement that such terminating Party is claiming provides a basis for termination of this Agreement. Termination of this Agreement pursuant to the provisions of Section 9.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 10.2.

9.2.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 9.1 by Buyer or Seller, this Agreement shall be terminated and have no further effect, except that Article 1 (Definitions), Sections 5.2 (Publicity), Section 5.3.1 (Confidentiality), Section 5.22.4 (Financing), Section 6.5 (Sales Incentive Program), Article 9 (Termination) and Article 10 (Miscellaneous) shall survive any termination of this Agreement and there shall be no liability hereunder on the part of Seller, Buyer or any of their respective Affiliates or Representatives, except (i) as liability may exist pursuant to the Sections or Articles specified in this Section 9.2.2(a) that survive such termination, and (ii) that no such termination shall relieve a Party from any liability arising out of any Fraud by such Party or Willful Breach by such Party of any representation, warranty, covenant, agreement or obligation of such Party contained herein prior to such termination. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case, that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement. For clarity, in the event of termination of this Agreement pursuant to Section 9.1, the Parties shall not enter into any of the Ancillary Agreements not entered into on the date hereof or have any obligations thereunder.

(b) In the event that (i) (A) Buyer or Seller terminates this Agreement pursuant to Section 9.1.2 or Section 9.1.3, (B) at the time of such termination, all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, to the extent permitted by Law, waived other than (x) any such conditions that are by their nature to be satisfied at the Closing, but which conditions are capable of being satisfied at the Closing, and (y) the conditions set forth in Section 7.1.1 (solely if the applicable Law or Order relates to any applicable Antitrust Laws) or Section 7.1.2 (solely with respect to any applicable Antitrust Laws) and (C) no breach by Seller of its obligations under Section 4.3 has been the primary cause of the failure to be satisfied of all or any of the conditions listed in the foregoing clause (y), (ii) Seller terminates this Agreement pursuant to Section 9.1.5(a) due to a breach by Buyer of a representation or warranty of Buyer contained in Section 3.2.6 or a breach by Buyer of any covenant, agreement or obligation of Buyer contained in Section 5.22 or Section 5.23, (iii) Seller terminates this Agreement pursuant to Section 9.1.5(b), or (iv) Buyer or Seller terminates this Agreement pursuant to Section 9.1.2 at any time at which Seller was entitled to this Agreement pursuant to (A) Section 9.1.5(a) due a breach by Buyer of a representation or warranty of Buyer contained in Section 3.2.6 or a breach by Buyer of any covenant, agreement or obligation of Buyer contained in Section 5.22 or Section 5.23 or (B)

Section 9.1.5(b), then Buyer shall pay or cause to be paid to Seller the Reverse Termination Fee no later than five Business Days after such termination in the event of a termination by Seller and as a condition to termination in the event of a termination by Buyer, by wire transfer of immediately available funds to the account or accounts designated by Seller. Buyer will not be required to pay the Reverse Termination Fee pursuant to this Section 9.2.2(b) on more than one occasion, whether or not the Reverse Termination Fee may be payable under more than one sub-clause of this Section 9.2.2(b) at the same or at different times and upon the occurrence of different events. “Reverse Termination Fee” means $100,000,000. The Parties acknowledge and agree that (1) the fees (and limitations) and other provisions of this Section 9.2.2(b) and Section 9.2.2(c)are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement, (2) solely for purposes of establishing the basis for the amount thereof, and without in any way increasing or decreasing the amount of the Reverse Termination Fee or expanding the circumstances in which the Reverse Termination Fee is to be paid, subject to Section 9.2.2(a)(ii), it is agreed that the Reverse Termination Fee, together with Seller’s Collection Fees and Expenses, constitutes liquidated damages in a reasonable amount that will compensate Seller for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination and not a penalty and (3) the payment of the Reverse Termination Fee, together with Seller’s Collection Fees and Expenses, in the circumstances specified herein is supported by due and sufficient consideration. Each Party covenants and agrees that it will not take any position that is in any way inconsistent with the immediately preceding sentence.

(c) If Buyer fails promptly to pay the Reverse Termination Fee when due pursuant to Section 9.2.2(b), Buyer shall pay Seller’s and its respective Affiliates’ costs and expenses (including reasonable attorneys’ fees and expenses) in connection with seeking such payment, together with interest (calculated as simple interest) on the Reverse Termination Fee from the date such payment was required to be made hereunder until the date such payment was actually received by Seller (whether before or after any insolvency or bankruptcy), at a rate equal to the six month term Secured Overnight Financing Rate (Term SOFR) as administered by CME Group Benchmark Administration Limited (CBA) (or a successor administrator of that rate) on the date such payment was required to be made hereunder or, if unavailable, on the latest date prior to the payment due date on which such rate is available, plus three percent (collectively, if any, the “Seller’s Collection Fees and Expenses”). Such interest shall be computed on the basis of a year of 360 days for the actual number of days payment is delinquent, not to exceed the maximum permitted by Law. Notwithstanding anything to the contrary set forth in this Agreement, but subject to (x) Section 10.10, (y) the indemnification and reimbursement obligations in Section 5.23.4, Section 6.1.1, Section 6.5 and Section 9.2.2(c) and (z) Section 9.2.2(a)(ii), the Parties acknowledge and agree that the right of Seller to receive the Reverse Termination Fee shall be the sole and exclusive remedy of the Seller Related Parties against Buyer, its Affiliates and the respective former, current or future general or limited partners, stockholders, other equity holders, members, managers, directors, officers, employees, agents, advisors and the Representatives of each of the foregoing (collectively, the “Buyer Related Parties”) for all Losses in respect of this Agreement or the Transactions in the event the Closing does not occur, and upon payment of the Reverse Termination Fee, and, if applicable, Seller’s Collection Fees and Expenses, to Seller, none of the Buyer Related Parties shall have any further Liability to any of the Seller Related Parties relating to or arising out of this Agreement or the Transactions. Notwithstanding anything herein to the contrary, but subject to (x) the indemnification and reimbursement obligations in Section 5.23.4, Section 6.1.1, Section 6.5 and Section 9.2.2(c) and (y) Section 9.2.2(a)(ii), in no event shall one or more Seller Related Parties be entitled to seek or obtain any recovery or judgment, in the aggregate, in excess of the Reverse Termination Fee against one or more Buyer Related Parties or any of their respective assets, and in no event shall one or more Seller Related Parties be entitled to seek or obtain any other damages of any kind against one or more Buyer Related Parties for, or with respect to, this Agreement or the Transactions, including in connection with any breach by Buyer, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that this Section 9.2.2(c) shall not limit the right of Seller to seek specific performance of this Agreement pursuant to, and subject to the limitations in Section 10.10 prior to the termination of this Agreement. For the avoidance of doubt, while Seller may pursue both specific performance under Section 10.10 and the payment of the Reverse Termination Fee under Section 9.2.2(b), after Buyer has paid the Reverse Termination Fee, in no event shall Seller or any Seller Related Party be entitled to specific performance pursuant to Section 10.10 and (b) in no event shall Buyer be required to pay both (i) the Reverse Termination Fee and (ii) any other Losses.

(d) If this Agreement is terminated as provided herein (i) Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, promptly (but in no event later than the date that is 10 days following the date of such termination of this Agreement), return or destroy all Confidential Information pursuant to Section 4 of the Confidentiality Agreement; provided that any such Confidential Information retained pursuant to Section 4 of the Confidentiality Agreement will continue to be subject to the terms of the Confidentiality Agreement regardless of the termination of this Agreement and any and all duties and obligations existing under the Confidentiality Agreement shall remain in full force and effect, notwithstanding any such return or destruction of the Confidential Information; and (ii) as soon as practicable following a termination of this Agreement for any reason, but in no event less than 30 days after such termination, Buyer or Seller shall, to the extent practicable, withdraw all filings, applications and other submissions relating to the Transactions filed or submitted by or on behalf of such Party to any Governmental Authority or other Person.

ARTICLE 10

MISCELLANEOUS

10.1 Governing Law, Jurisdiction, Venue and Service.

10.1.1 Governing Law. Subject to Section 10.16, this Agreement, and all Disputes that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any Dispute based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by, and enforced and construed in accordance with, the Law of the State of Delaware, including its statutes of limitations, without regard to the conflict of Laws rules of such state that would result in the application of the Laws of another jurisdiction.

10.1.2 Jurisdiction; Jury Trial Waiver. Subject to Section 10.10 and Section 10.16, each Party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the Delaware Court of Chancery and the United States District Court for the District of Delaware sitting in New Castle County for any Dispute, action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS OR DISPUTES RELATING HERETO. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.1.2.

10.1.3 Venue. Subject to Section 10.16, the Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any Dispute, action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the Delaware Court of Chancery or in the United States District Court for the District of Delaware sitting in New Castle County, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.1.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 10.2.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

10.2 Notices.

10.2.1 Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a “Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by email of a PDF (or similar electronic) attachment (so long as no notice of failure of delivery is received by the sender) or by overnight registered mail, courier or express delivery service that maintains records of delivery, addressed to the applicable Party at its address specified in Section 10.2.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least 10 days prior to such address taking effect in accordance with this Section 10.2. Such Notice shall be deemed to have been received: (a) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (b) on the day sent by email if no automated notice of delivery failure is received by the sender (notice given upon transmission if sent by e-mail transmission prior to 6:00 p.m. in the local time of the recipient on a Business Day, or at 9:00 a.m. local time on the next Business Day if sent by e-mail transmission after 6:00 p.m. on a Business Day or on a day that is not a Business Day).

10.2.2 Address for Notice.

If to Seller, to:

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

Attention: Head of C&BD

with a copy (which shall not constitute notice) to:

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Novartis Services, Inc.

1 Health Plaza

East Hanover, NJ 07936

Attention: Head of Legal Transactions

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

One CityCenter

850 Tenth Street, N.W.

Washington, DC 20001

Attention: Catherine Dargan and Patrick Manchester

Email: cdargan@cov.com; pmanchester@cov.com

If to Buyer, to:

Bausch + Lomb Ireland Limited

3013 Citywest Business Campus

Dublin 24, Ireland

Attention: Breda Furlong

Email: breda.furlong@bausch.com

with a copy (which shall not constitute notice) to:

Bausch & Lomb Americas, Inc.

400 Somerset Corporate Boulevard

Bridgewater, NJ 08807

Attention: General Counsel

Email: bob.bailey@bausch.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Andrew R. Brownstein

Igor Kirman

Alison Z. Preiss

Elina Tetelbaum

Email: ARBrownstein@wlrk.com

IKirman@wlrk.com

AZPreiss@wlrk.com

ETetelbaum@wlrk.com

10.3 No Benefit to Third Parties. Except for the rights of the Buyer Indemnitees and Seller Indemnitees under Article 8, the rights of the Purchased Subsidiary Indemnitees and their respective heirs and Representatives under Section 5.20 and the rights of Seller, its Affiliates and their respective Representatives under Section 5.23.4, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder; provided, however, that Buyer expressly agrees that Seller may seek to enforce Buyer’s compliance with the provisions of Article 6 for the benefit of any Transferred Employee (or beneficiary or dependent thereof) notwithstanding that Seller may itself not have suffered any damages as a result of Buyer’s noncompliance.

10.4 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by any Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise. No failure or delay by any Party in exercising any right, power or privilege hereunder, and no course of dealing between the Parties, shall be effective to amend or waive any provision of this Agreement.

10.5 Expenses. Except as otherwise specified herein or in any Ancillary Agreement, and whether or not the Closing takes place, each Party shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the Transactions and any other costs and expenses incurred by such Party.

10.6 Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement, to the maximum extent permitted by applicable Law, in no event shall any Party be liable in connection with this Agreement or the transactions contemplated by this Agreement for any special, indirect, incidental, exemplary, punitive or consequential damages, damages for lost profits or revenues, business interruption or lost opportunities or any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology (as to all such damages, except to the extent actually paid by such Party to a Third Party pursuant to a Third Party Claim), whether or not caused by or resulting from the actions of such Party or the breach of its covenants, agreements, representations or warranties hereunder and whether or not based on or in warranty, contract, tort (including negligence or strict liability) or otherwise.

10.7 Assignment. Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect except that either Party may assign or delegate any or all of its rights or obligations hereunder (i) to an Affiliate without the prior written consent of the other Party, provided that such assigning Party shall remain responsible for the performance of all of its obligations under this Agreement or (ii) pursuant to Schedule 1.1(f). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

10.8 Amendment. Subject to Section 10.16, this Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

10.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

10.10 Equitable Relief. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (a) either Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which it is entitled under this Agreement, at law or in equity, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, no Party would have entered into this Agreement. Each Party agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the other Party otherwise has an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.10 shall not be required to provide any bond or other security in connection with any such Order or injunction.

10.11 Bulk Sales Statutes. Buyers acknowledges that neither Seller nor any of its Affiliates has taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws, and Buyer waives compliance by Seller and its Affiliates therewith.

10.12 Fulfillment of Obligations. The Parties shall take any and all actions necessary to cause their respective Affiliates (including with respect to Buyer, after the Closing, the Purchased Subsidiary) to perform and fulfill their covenants, obligations and agreements under this Agreement and any Ancillary Agreement to which an Affiliate of such Party is a Party.

10.13 Counterparts. This Agreement may be executed in any number of counterparts and manually or electronically, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by electronic mail or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

10.14 Entire Agreement. This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Disclosure Schedules, the Ancillary Agreements, the Confidentiality Agreement and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the Transactions, contain the entire agreement between the Parties with respect to the Transactions and supersede all prior agreements, understandings, promises and representations, whether written or oral, between the Parties with respect to the subject matter hereof and thereof.

10.15 Disclosure Schedules. The inclusion of a reference to or disclosure of any information in the Disclosure Schedules (a) shall not be construed as an admission or indication that such information is material or that such information is required to be referred to or disclosed, nor shall it be deemed to establish a standard of materiality now or in the future (it being the intent that none of Seller or its Affiliates shall be penalized for having disclosed more than may be required), (b) does not represent a determination by Seller or its Affiliates that such matter or item did not arise in the ordinary course of business, (c) shall not imply that such matter or item constitutes or would constitute a Material Adverse Effect and (d) shall not imply that disclosure of such matter or item is required by Law or by any Governmental Authority.

10.16 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller and each Seller Related Party, on behalf of itself and its Subsidiaries, hereby: (a) agrees that any Dispute, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Dispute to the exclusive jurisdiction of such court, and such Dispute (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of New York)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (b) agrees not to bring or support any Dispute of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) agrees that service of process upon Seller or its Subsidiaries in any such Dispute or proceeding shall be effective if notice is given in accordance with Section 10.2, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Dispute in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Dispute brought against the Debt Financing Sources Related Parties in any way arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that no Debt Financing Sources Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby, (g) agrees that no Debt Financing Sources Related Party will have any liability to any Seller Related Party (other than Buyer and its Affiliates) in connection with this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer against the Debt Financing Sources Related Parties with respect to the Financing or any of the transactions contemplated hereby or any services thereunder) and (h) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, the foregoing agreements in this Section 10.16 and such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 10.16) shall not be amended in any way materially adverse to any Debt Financing Source Related Parties without the prior written consent of each related Debt Financing Source.

10.17 Parent Guarantee.

10.17.1 Parent hereby irrevocably, absolutely and unconditionally guarantees (a) the full and punctual payment of any amount or amounts due and payable by Buyer and its Affiliates (other than Parent) under this Agreement, including pursuant to Article 8, and under each Ancillary Agreement and (b) the timely satisfaction and performance of all obligations of Buyer and its Affiliates (other than Parent) under this Agreement and each Ancillary Agreement (collectively, the “Guaranteed Obligations”). Buyer acknowledges and agrees that the guarantee described in this Section 10.17 is a primary guarantee of performance and not just of collection. Parent agrees that if Buyer fails to make any payment that is required to be made by Buyer under this Agreement or any Ancillary Agreement when due, such amount shall for purposes hereof and thereof be deemed due and payable by Parent upon written notice from Seller to Parent demanding payment thereof. The liability of Parent under this Section 10.17 for the Guaranteed Obligations shall not be released, discharged or otherwise affected by: (i) any change in the corporate existence, structure or ownership of Buyer or such Affiliates, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer, such Affiliates or their respective assets, or any resulting release or discharge of any obligation of Buyer or such Affiliates; or (ii) any other act or omission to act or delay of any kind by Seller, Buyer or any other Person or any other circumstance whatsoever that might, but for the provisions of this Section 10.17, constitute a legal or equitable discharge of Parent’s obligations hereunder.

10.17.2 Parent hereby waives (a) notice of acceptance of the guarantee provided in this Section 10.17, (b) presentment and demand of the Guaranteed Obligations, (c) notice of or proof of reliance by Parent upon this Section 10.17 and (d) any right to require that any action be brought against Buyer or any other Person with respect to the Guaranteed Obligations prior to any action against Parent under this Section 10.17.

10.17.3 Parent’s obligations under this Section 10.17 are continuing and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon Parent and its successors and permitted assigns, and shall inure to the benefit of, and be enforceable by, Seller and its successors and permitted assigns.

10.17.4 Parent hereby represents and warrants to Seller as follows: (a) Parent is a legal entity organized, validly existing and in good standing under the Laws of Canada and (b) Parent has the requisite corporate or other entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated to be consummated by it by this Agreement. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated to be consummated by it by this Agreement have been duly authorized by the necessary corporate or other entity actions of Parent. Parent has duly executed and delivered this Agreement and this Agreement (assuming the due authorization, execution and delivery hereof by each other Party) constitutes the valid and legally binding obligations of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

NOVARTIS PHARMA AG

By:	/s/ Tariq ElRafie
Name: Tariq ElRafie
Title: Senior Director, M&A

By:	/s/ Matt C. Bray
Name: Matt C. Bray
Title: Senior Director, M&A

NOVARTIS FINANCE CORPORATION

By:	/s/ Eduard Marti
Name: Eduard Marti
Title: President

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AGREEMENT]

BAUSCH + LOMB IRELAND LIMITED

By:	/s/ Breda Furlong
Name: Breda Furlong
Title: Director

BAUSCH + LOMB CORPORATION, solely for purposes of Article 1 and Section 10.17

By:	/s/ Sam Eldessouky
Name: Sam Eldessouky
Title: Executive Vice President and Chief
Financial Officer